Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(Including the Associated Preferred Stock Purchase Rights)
of
CLARK, INC.
at
$16.55 NET PER SHARE
by
AUSA MERGER SUB, INC.,
a wholly-owned subsidiary of
AUSA HOLDING COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 20, 2007, UNLESS THE OFFER IS EXTENDED.

The offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2006, as amended (the “Merger Agreement”), by and among AUSA Holding Company, a Maryland corporation (“Parent”), AUSA Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Clark, Inc., a Delaware corporation (the “Company”). Purchaser is a wholly-owned subsidiary of Parent, Parent is a wholly-owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”), and AEGON USA is an indirect wholly-owned subsidiary of AEGON N.V., a limited liability stock company organized under the laws of The Netherlands (“AEGON NV”), the ultimate parent company of Purchaser, Parent and AEGON USA. When referring to Purchaser, Parent, AEGON USA and AEGON NV together, we refer to them as the “AEGON Group.” We refer to the terms and conditions contained in this Offer to Purchase and in the related Letter of Transmittal (mailed to record holders of common stock of the Company along with this Offer to Purchase) as the “Offer.”

The Offer is conditioned upon, among other things, (1) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least (a) that number of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), including the associated rights (the “Rights”) to purchase shares of the Company’s preferred stock (collectively with the shares of Common Stock of the Company, the “Shares”), which, together with the Shares already owned by Parent, would constitute at least a majority of the outstanding Shares (determined on a fully diluted basis), and (b) a majority of outstanding Shares beneficially owned by Disinterested Stockholders (as defined herein), (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) no event occurring that had or would reasonably be expected to have a material adverse effect on the Company (as defined in the Merger Agreement), (4) Purchaser and Parent having received certain assurances that certain assets of the Company that are not core to Parent’s business will be sold immediately following the consummation of the Offer (an agreement for the sale of such assets to a management buyout group was executed concurrently with the Merger Agreement, and such agreement is referred to as the “MBO Agreement,” and such assets are referred to as the “MBO Businesses”). The Offer is also subject to certain other conditions described in this Offer to Purchase. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date” and “The Tender Offer — Section 12 — Certain Conditions of the Offer,” which set forth in more detail the conditions to the Offer. If the Offer is consummated, as promptly as practicable following the consummation of the Offer, Parent, Purchaser and the Company will effect a merger (the “Merger”) of Purchaser into the Company, pursuant to which all Shares not owned by Parent, Purchaser or the Company will be converted into the right to receive the same consideration (the “Merger Consideration”) as that received by the holders who tendered their Shares in the Offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY STATE SECURITIES COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY OTHER JURISDICTION HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS OFFER TO PURCHASE, PASSED ON THE MERITS OR FAIRNESS OF SUCH TRANSACTIONS, OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

As of the date of this Offer to Purchase, Parent directly owns 2,286,994 Shares, and may be deemed to beneficially own an additional 1,460,989 Shares held by executive officers of the Company who have executed Tender and Voting Agreements in favor of Parent, which together represent approximately 21.2% of the outstanding Shares as of October 31, 2006. The Shares are traded on the New York Stock Exchange (“NYSE”) under the symbol “CLK.”

The Company’s board of directors and special committee of the board of directors composed of independent directors has each unanimously (i) determined that the Merger Agreement is advisable and approved the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby, (ii) determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to enter into the Merger Agreement and to consummate the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.

IMPORTANT

The Rights associated with each Share are presently evidenced by the certificate for such Share, and your tender of such Share will also constitute a tender of the associated Right.

If you wish to tender all or any portion of your Shares, you should either:

(1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the completed and signed Letter of Transmittal (or, in the case of book-entry transfer, an Agent’s Message (as defined in “The Tender Offer — Section 2 — Acceptance for Payment and Payment for the Shares” herein) in lieu of the Letter of Transmittal) and all other required documents to Computershare Trust Company, N.A. (the “Depositary”) and either (i) deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or (ii) deliver such Shares pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares” of this Offer to Purchase, in each case on or prior to the expiration of the Offer, or

(2) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you.

If you have Shares registered in the name of a bank, dealer, broker, trust company or other nominee, you must contact that institution if you desire to tender your Shares.

If you wish to tender Shares and your certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc., the Information Agent, at the location and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent.

December 13, 2006

SUMMARY TERM SHEET

AUSA Merger Sub, Inc., or Purchaser, and AUSA Holding Company, or Parent (which are sometimes together referred to in this Offer to Purchase as “we” or “us”), are offering to purchase all of the outstanding Shares of Common Stock not owned by Parent, including the associated rights to purchase shares of preferred stock, for $16.55 per Share in cash. The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. We urge you to read carefully (i) the remainder of this Offer to Purchase, (ii) the Agreement and Plan of Merger, as amended, by and among Parent, Purchaser and the Company and the exhibits thereto, and (iii) the Letter of Transmittal for our Offer because the information in this Summary Term Sheet is not complete. Additional important information about our Offer is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included references to the sections of this document where you will find a more complete discussion of the topics covered in this Summary Term Sheet.

Q.  WHO IS OFFERING TO BUY MY SHARES?

A.  Purchaser is a Delaware corporation formed by Parent prior to the commencement of this Offer for the purpose of making this Offer and merging with the Company. Parent is owned by AEGON USA, and the ultimate parent company of Purchaser, Parent and AEGON USA is AEGON NV. AEGON NV is a multi-national insurance organization headquartered in The Netherlands which, through its affiliates, is focused on the business of life insurance, pensions, and savings and investment products. Its three major markets are the United States, The Netherlands and the United Kingdom. In the United States, its primary subsidiaries are Life Investors Insurance Company of America, Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Transamerica Occidental Life Insurance Company, Monumental Life Insurance Company, Peoples Benefit Life Insurance Company, Stonebridge Life Insurance Company, Veterans Life Insurance Company and Western Reserve Life Assurance Co. of Ohio. Parent serves as a holding company for various affiliated companies of AEGON NV, and part of the core business of Parent and its subsidiaries is the sale of corporate-owned life insurance and bank-owned life insurance, known as COLI and BOLI products. See “The Tender Offer — Section 8 — Certain Information Concerning Purchaser and Parent.”

Q.  WHAT SHARES ARE YOU OFFERING TO PURCHASE?

A.  We are offering to purchase all of the outstanding Shares of Common Stock, par value $0.01 per share, of the Company not owned by Parent, together with the associated right to purchase shares of preferred stock of the Company. In this Offer to Purchase, “Share” means a share of Common Stock of the Company together with the associated stock purchase right. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

Q.  WHAT ARE THE “RIGHTS TO PURCHASE SHARES OF PREFERRED STOCK OF THE COMPANY”?

A.  The rights to purchase shares of preferred stock of the Company, which we refer to as the “Rights,” were issued to all holders of Common Stock of the Company in connection with the adoption of a rights agreement (sometimes known as a “poison pill”) by the Company on July 10, 1998. These Rights currently are not represented by separate certificates. Instead, they are represented by the certificate for the shares of Common Stock of the Company. Unless the Rights are distributed to the holders of Common Stock of the Company, a tender of shares of Common Stock of the Company will include a tender of the associated Rights.

Q.  HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

A.  We are offering to pay $16.55 per Share, net to you, in cash (without interest) for each of your Shares. This price, or any higher price per Share paid pursuant to the Offer, is sometimes referred to herein as the “Offer Price.” We will not pay any additional consideration for the Rights. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

Q.  WHAT ARE THE MBO BUSINESSES AND HOW IS THE SALE OF THE MBO BUSINESSES RELATED TO THE OFFER AND THE MERGER?

A.  The MBO Businesses consist of assets of the Company that are not core to Parent’s business, and the parties to the Merger Agreement intend that the MBO Businesses will be sold by the Company immediately after the consummation of the Offer. Concurrently with the execution of the Merger Agreement, the Company and Clark Consulting, Inc., the Company’s primary operating subsidiary, executed an asset purchase agreement with Clark Wamberg, LLC, a privately-held firm led by Tom Wamberg, the Company’s Chairman and Chief Executive Officer, providing for the sale of the MBO Businesses for $35.4 million and the assumption of certain liabilities. We refer to that asset purchase agreement as the “MBO Agreement” and to Clark Wamberg, LLC, the purchaser pursuant to the MBO Agreement, as the “MBO Purchaser.” Parent participated in negotiations relating to the MBO Agreement, and the terms of the MBO Agreement were subject to Parent’s approval. The Merger Agreement requires, as a condition to Purchaser’s obligation to consummate the Offer, that Parent and Purchaser receive certifications from the Company, Clark Consulting, Inc. and the MBO Purchaser that all conditions to close the MBO Agreement have been met as well as a copy of a financing commitment letter or escrow receipt evidencing the MBO Purchaser’s ability to purchase the MBO Businesses. We refer to these certifications as the “MBO Certifications.” The closing of the sale of the MBO Businesses is a condition to Parent’s and Purchaser’s obligation to consummate the Merger. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements” for a more detailed description of the MBO Agreement. See “Special Factors — Section 1 — Background of the Offer” for a more detailed description of the negotiations among Parent, the Company, Clark Consulting, Inc. and the MBO Purchaser in connection with the MBO Agreement.

Q.  WHAT IMPACT DOES THE SALE OF THE MBO BUSINESSES HAVE ON THE OFFER PRICE?

A.  The $16.55 per Share price includes an amount, on a per share basis, approximately equal to the $35.4 million of anticipated proceeds from the Company’s sale of the MBO Businesses, without deduction for transaction costs. If the Company sells the MBO Businesses for proceeds greater than $35.4 million, we will increase the Offer Price by 61.7% of the amount, if any, on a per share basis, by which the proceeds received by the Company for the MBO Businesses, net of any escrow established to satisfy post-closing indemnity obligations, exceed $35.4 million. The 38.3% deduction approximates the adverse tax consequences to Parent resulting from the higher price of the MBO Businesses. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements” for a more detailed description of the relationship between the Merger Agreement and the MBO Agreement.

Q.  IS IT POSSIBLE THAT THE MBO BUSINESSES WILL BE SOLD TO A PERSON OTHER THAN THE MBO PURCHASER ON TERMS DIFFERENT THAN THOSE IN THE MBO AGREEMENT?

A.  Yes, it is possible. The Company is actively seeking bids from other parties to purchase the MBO Businesses at a price higher than the price set forth in the MBO Agreement. If the Company receives such a bid and wishes to sell the MBO Businesses pursuant to an agreement other than the MBO Agreement, Parent has the right to approve the terms and conditions of such agreement. The MBO Agreement does not provide for any material post-closing indemnity obligations on the part of the Company. Parent has agreed not to withhold its consent as long as any representations and warranties by the Company do not survive the closing and the Company has no material post-closing obligations under such an agreement. Parent has agreed that it will not unreasonably withhold consent to an agreement that provides for post-closing indemnity obligations, as long as the agreement provides that an amount equal to the Company’s maximum post-closing contingent obligations, including indemnity obligations and defense costs, will be held in escrow until satisfaction or expiration of all post-closing obligations. In the event that the Company ultimately sells the MBO Businesses pursuant to an agreement other than the MBO Agreement and such an escrow is established, Parent has agreed that after satisfaction or expiration of all post-closing obligations, it will distribute, on a pro rata basis, any amounts not required to satisfy such post-closing obligations, net of transaction costs, to Stockholders of the Company who tender Shares in the Offer, whose Shares are cashed out in the Merger, and to holders of certain stock options of the Company whose options are cashed out in the Merger. Any funds that may be paid by Parent or Purchaser pursuant to this contingent obligation are speculative and should not be considered part of the Offer Price for Shares tendered in the Offer. As noted in the immediately preceding question and answer, if the new agreement results in proceeds to the Company in excess of the $35.4 million amount provided in the MBO Agreement, we will increase the Offer Price by 61.7% of the amount, if any, on a per share basis, by which the proceeds received by the Company for the MBO Businesses, net of any escrow established to satisfy post-closing indemnity obligations, exceed $35.4 million. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements.”

Q.  WHAT WILL HAPPEN IF THE COMPANY AGREES TO SELL THE MBO BUSINESSES TO A PERSON OTHER THAN THE MBO PURCHASER, AND THAT TRANSACTION IS NOT CONSUMMATED?

A.  If the Company agrees to sell the MBO Businesses to a party other than the MBO Purchaser pursuant to the MBO Agreement, and the transaction pursuant to that other agreement is not consummated, the MBO Purchaser must consummate the purchase of the MBO Businesses pursuant to the terms of the MBO Agreement. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements.”

Q.  IS THE PURCHASER’S FINANCIAL CONDITION MATERIAL TO MY DECISION TO TENDER MY SHARES IN THE OFFER?

A.  We do not think our financial condition is material to your decision whether or not to tender your Shares in the Offer because:

•	the Offer is being made solely for cash;

•	if we consummate the Offer, we will acquire all remaining un-tendered Shares held by holders who do not perfect appraisal rights in the Merger for the same cash price; and

•	the AEGON Group has sufficient funds available internally to purchase all Shares not otherwise owned by Parent.

Q.  DO I HAVE TO PAY ANY BROKERAGE OR SIMILAR FEES TO TENDER?

A.  If you are the record owner of your Shares and you tender your Shares in this Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares.”

Q.  DO YOU HAVE THE FINANCIAL RESOURCES TO PAY FOR THE SHARES?

A.  Yes. AEGON NV, our ultimate parent company, and/or one or more of its subsidiaries, will contribute sufficient funds to us to pay for all of the Shares that are accepted for payment by us in our Offer. Our Offer is not subject to any financing condition. See “The Tender Offer — Section 9 — Source and Amount of Funds.”

Q.  HAS THE COMPANY’S BOARD OF DIRECTORS APPROVED YOUR OFFER?

A.  Yes. The Company’s board of directors and a special committee (who we refer to herein as the “Special Committee”) of members of the Company’s board of directors who are not employees of the Company, receive no consideration other than as directors, and have no interest in the transaction other than as stockholders, have each unanimously:

•	determined the Merger Agreement is advisable and approved the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby;

•	determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to enter into the Merger Agreement and to consummate the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement; and

•	recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.

See “Special Factors — Section 2 — Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer.” The factors considered by the Company’s board of directors and Special Committee in making the determinations and recommendation set forth above are described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed with the SEC and is being mailed to you with this Offer to Purchase. In the event the Company’s board of directors withdraws or modifies in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, and Parent elects to terminate the Merger Agreement and in certain other circumstances, the Company will be required to pay Parent an $8.0 million termination fee. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements — Termination Fee” for a more detailed description of the circumstances under which the termination fee would be payable.

Q,  HAS THE COMPANY ENGAGED AN INVESTMENT BANKING FIRM TO RENDER AN OPINION REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER?

A.  Yes. The Company’s board of directors and the Special Committee each engaged an investment banking firm. The Company’s board of directors engaged Sandler O’Neill & Partners, L.P., who we refer to as “Sandler O’Neill,” as its financial advisor.

Sandler O’Neill delivered an opinion to the Company’s board of directors, dated November 1, 2006, to the effect that, in its opinion, as of that date and based upon and subject to the assumptions made, the procedures followed, the other matters considered and the limitations of their review, the $16.55 per Share price to be paid to tendering stockholders in the Offer and to be paid to holders of Shares in the Merger was fair, from a financial point of view, to the unaffiliated Stockholders of the Company. Sandler O’Neill updated its opinion as of December 6, 2006.

The Special Committee engaged Keefe, Bruyette & Woods, Inc., who we refer to as “KBW,” as its financial advisor. KBW delivered an opinion to the Special Committee dated November 1, 2006, to the effect that, in its opinion, as of that date and based upon and subject to the assumptions made, the procedures followed, the other matters considered and the limitations of their review, the $16.55 per Share price to be paid to holders of Shares in Offer and the Merger (plus 61.7% of the amount, if any, on a per share basis, by which the proceeds received by the Company for the MBO Businesses exceeds $35.4 million, net of any escrow established to satisfy post-closing indemnity obligations) was fair, from a financial point of view, to the disinterested Stockholders of the Company. KBW also delivered a valuation of the MBO Businesses dated October 23, 2006 to the Special Committee to the effect that the price to be paid by the MBO Purchaser for the MBO Businesses is within the valuation range indicated by KBW. See “Special Factors — Section 2 — Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer” for a more detailed description of the fairness opinions of Sandler O’Neill and KBW, and of the valuation by KBW.

Stockholders of the Company are urged to, and should, read carefully the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, the opinion of Sandler O’Neill, updated to December 6, 2006, and the opinion of KBW, which are annexed thereto, in their entirety.

Q. HAVE YOU ENGAGED AN INVESTMENT BANKING FIRM TO RENDER AN OPINION REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER?

A. We have not retained an investment banking firm to render an opinion regarding the fairness of the Offer and the Merger. However, Parent is familiar with the business of the Company, has extensive experience in the insurance industry, understood that the Company’s board of directors was obtaining a fairness opinion from Sandler O’Neill as to the fairness, from a financial point of view, of the $16.55 per Share price to the unaffiliated Stockholders of the Company, and that the Special Committee was obtaining a fairness opinion as to the fairness, from a financial point of view, of the $16.55 per Share price to the disinterested Stockholders of the Company and a separate valuation as to the value of the MBO Businesses from KBW and, on the basis of our own expertise and the analysis presented in this document, we believe that the $16.55 per Share price is fair, from a financial point of view, to the Company’s unaffiliated Stockholders. See “Special Factors — Section 3 — Position of Parent and Purchaser Regarding Fairness of the Offer.”

Q. HOW LONG DO I HAVE TO TENDER MY SHARES IN THE OFFER?

A. Unless we extend our Offer, you will have until 5:00 p.m., New York City time, on February 20, 2007, the 45th business day after the commencement of our Offer (or, if the Offer is extended, until 5:00 p.m., New York City time, on the extended expiration date), to tender your Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date” and “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares.”

Q. WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

A. We are not obligated to purchase any tendered Shares:

•	unless (i) the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, together with Shares already owned by Parent, constitute at least a majority of the outstanding Company Common Stock (determined on a fully diluted basis) and (ii) a majority of outstanding Company Common Stock beneficially owned by persons other than Parent, Tom Wamberg, Robert E. Long, Jr., James C. Bean, James Benson, Thomas M. Pyra, any director of the Company, Kenneth Kies and any other member of the Company’s management proposing to purchase the MBO Businesses, any executive officer or division president of the Company or any subsidiary thereof and their respective affiliates, tender their shares in the Offer. We refer to this dual condition as the “Minimum Tender Condition,” and we refer to the beneficial owners of Shares other than those persons specified as the “Disinterested Stockholders.” The Shares tendered must meet both conditions to satisfy the Minimum Tender Condition;

•	unless all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the “HSR Act,” have expired or have been terminated (we refer to this condition as the “HSR Condition”);

•	if there shall have occurred any event that had or would reasonably be expected to have a material adverse effect on the Company (as such term is defined in the Merger Agreement); or

•	unless we receive: (i) certifications from the chief executive officers of the Company, Clark Consulting, Inc., and the MBO Purchaser that all conditions to close the sale of the MBO Businesses have been met (we refer to these certifications as the “MBO Certifications”) and (ii) a copy of a financing commitment letter or escrow receipt evidencing the MBO Purchaser’s ability to purchase the MBO Businesses.

The Offer is also subject to a number of other conditions. See “The Tender Offer — Section 12 — Certain Conditions of the Offer.”

Q. CAN THE OFFER BE EXTENDED AND IF SO, UNDER WHAT CIRCUMSTANCES?

A. Yes. We may extend the Offer:

(i) if we reasonably believe that the extension is necessary for the conditions to the Offer to be satisfied, if at the time the Offer is scheduled to expire (including at the end of an earlier extension), any of the Offer conditions have not been satisfied or waived by us;

(ii) if required by any rule, regulation, interpretation or position of the SEC or its staff;

(iii) if more than 80% but less than 90% of the Shares (determined on a fully diluted basis) has been validly tendered and not withdrawn;

(iv) if the Company notifies Parent that it has received a superior proposal (as defined in the Merger Agreement); or

(v) to revise the terms of the Offer to be consistent with any amendment to the MBO Agreement or the terms of any other agreement for the sale of the MBO Businesses.

In the case described in clause (iii), the expiration date may not be extended beyond the fifth business day after the latest expiration date, and in the case of clause (iv), the expiration date may not be extended beyond the fourth business day after such notice, in either case, without the consent of the Company.

If at the time the Offer is scheduled to expire, any of the Offer conditions are not satisfied or waived by Parent, the Company may require us to extend the Offer for a period of time reasonably calculated to cause the condition to be satisfied. However, in no event shall we be required to extend the Offer beyond April 1, 2007 (or May 30, 2007 if the extension is due to failure of the HSR Condition or the existence of a temporary restraining order, preliminary injunction or other legal restraint as described in the Merger Agreement).

If the Company receives proceeds for the sale of the MBO Businesses in an amount greater than $35.4 million, Purchaser may under certain circumstances be required to increase the Offer Price. If there is an increase in the Offer Price for this or any other reason, Purchaser will amend the Offer, and hold the Offer open for at least 10 business days from the date of the increase. If the Offer would have expired prior to such 10 days, it will be extended so that it is open for at least 10 business days from the date of the increase. See “Special Factors — Section 5 — Plans for the Company after the Offer and the Merger; Certain Effects of the Offer and Merger” and “Special Factors — Section 12 — The Merger Agreement and Related Agreements” for a more detailed discussion of Purchaser’s obligation to increase the Offer Price in connection with the sale of the MBO Businesses.

If the number of Shares validly tendered and not withdrawn satisfies the Minimum Tender Condition at the time the Offer is scheduled to expire, we may, after purchasing Shares tendered in the Offer, also elect to provide a “subsequent offering period” of not more than 20 business days in the aggregate, during which stockholders may tender their Shares and receive the Offer consideration. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

Q. HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

A. If we extend the Offer, we will inform Computershare Trust Company, N.A., who is acting as the Depositary for the Offer and who we refer to as the “Depositary” or “Computershare” of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

Q. HOW DO I TENDER MY SHARES?

A. To tender all or any portion of your Shares in our Offer, you must either deliver the certificate or certificates representing your tendered Shares, together with your signed and properly completed Letter of Transmittal enclosed with this Offer to Purchase (or a facsimile), together with any required signature guarantees and all other required documents, to the Depositary; or, if your Shares are not evidenced by stock certificates, tender your shares using the book-entry procedure described in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares” of this Offer to Purchase, in either case prior to the expiration of our Offer.

If your Shares are held in street name through a broker, dealer, bank, trust company or other nominee and you wish to tender all or any portion of your Shares in our Offer, the broker, dealer, bank, trust company or other nominee that holds your Shares must tender them on your behalf through the Depositary.

If you cannot deliver everything that is required to be delivered to the Depositary prior to the expiration of the Offer, you may obtain additional time to do so by having a broker, bank or other fiduciary that is a member of Securities Transfer Agent’s Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within two (2) New York Stock Exchange trading days by using the Notice of Guaranteed Delivery. However, the Depositary must receive the missing items within that two (2) trading-day period. See “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares.”

Q. HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

A. To withdraw some or all of the Shares you previously tendered in our Offer, you must deliver a manually executed notice of withdrawal, or a facsimile of a manually executed withdrawal, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your Shares. You can withdraw Shares at any time until we accept your Shares for payment. If we decide to provide a subsequent offering period, this right to withdraw will not apply during the subsequent offering period because we will accept Shares tendered during that period immediately upon receipt. See “The Tender Offer — Section 4 — Withdrawal Rights.”

Q. WHAT ARE YOUR PLANS IF YOU SUCCESSFULLY COMPLETE YOUR OFFER?

A. If we successfully complete our Offer, as soon as practicable following the completion of our Offer, we intend to merge Purchaser with and into the Company. As a result of the Merger, all of the outstanding Shares that are not tendered in our Offer (other than Shares that are owned by the Company or us, and Shares that are owned by stockholders of the Company who are entitled to and properly exercise appraisal rights under applicable Delaware law in respect of their Shares) will be canceled and converted into the right to receive the Offer Price.

Our obligation to merge with the Company following the successful completion of our Offer is conditioned on:

•	the adoption of the Merger Agreement, if required under Delaware law, by the holders of at least a majority of the Company’s outstanding Shares;

•	there being no restraining order or injunction and no provision of any applicable law or order of any court of competent jurisdiction which has the effect of preventing the consummation of the Merger;

•	the expiration or termination of all applicable waiting periods under the HSR Act; and

•	the consummation of the sale of the MBO Businesses.

If we successfully complete our Offer, we will hold a sufficient number of Shares to ensure the requisite adoption of the Merger Agreement by the Company’s stockholders under Delaware law to consummate the Merger. In addition, if we own at least 90% of the outstanding Shares, we will not be required to obtain the Company stockholder approval to consummate the Merger. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements.”

Q. IF YOU SUCCESSFULLY COMPLETE YOUR OFFER, WHAT WILL HAPPEN TO THE COMPANY’S BOARD OF DIRECTORS?

A. Once we have purchased a number of Shares in the Offer that meets or exceeds the Minimum Tender Condition, we are entitled to designate a number of directors, rounded up to the next whole number, to the Company’s board of directors equal to the product of (i) the total number of directors (giving effect to the election of directors designated by Parent) and (ii) the percentage that the number of Shares owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding (on a fully diluted basis). The Company is required to take all action necessary to cause Parent’s designees to be elected or appointed to the Company’s board of directors, including increasing the size of the Company’s board or obtaining resignations of incumbent directors. In any event, until the effective date of the Merger, the Company’s board of directors will have at least three members who were directors as of the date the Merger Agreement was executed and who are independent directors for purposes of the continued listing standards of the New York Stock Exchange (who we refer to as the “Independent Directors”). Any vacancy in an Independent Director board position shall be filled by the remaining Independent Directors. The Company’s Information Statement attached as Annex A to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 contains the names and background information of the persons who we expect to become directors of the Company upon consummation of the Offer. Parent does not expect to designate more than four members to the Company’s board. One of Parent’s designees is the chief actuary of Clark Consulting, one of the Company’s subsidiaries.

The Merger Agreement provides that after consummation of the Offer and prior to the Merger, a majority of the Independent Directors must approve any (i) amendment or termination of the Merger Agreement, (ii) exercise or waiver of the Company’s rights or remedies under the Merger Agreement, or (iii) grant of an extension of time for performance of our obligations under the Merger Agreement. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements.”

Q. FOLLOWING THE OFFER, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

A. If and when the Merger takes place, Shares of the Company will no longer be publicly owned. Even if the Merger does not take place, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the New York Stock Exchange or any other national securities exchange, and there may not be an active public trading market (or, possibly, any public trading market) for them. As a result of the Merger, the registration of the shares of Common Stock of the Company under the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, will be terminated. Consequently, following the Merger and termination of registration, the Company will be relieved of the duty to file periodic reports (Forms 10-K, 10-Q and 8-K) and proxy and information statements, and its officers, directors and greater than 10% stockholders will be relieved of the reporting requirements under, and the “short swing” profit liability provisions of, Section 16 of the Exchange Act. See “The Tender Offer — Section 10 — Certain Effects of the Offer on the Market for the Shares.”

Q. IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

A. If we successfully complete our Offer but you do not tender your Shares in our Offer, and the Merger takes place, your Shares will be canceled and converted into the right to receive the same amount of cash per Share which you would have received had you tendered your Shares in our Offer (without interest), unless you have elected to pursue your appraisal rights under Delaware law. Therefore, if we complete the Merger, unless you perfect your appraisal rights under Delaware law, the only difference to you between tendering Shares accepted for payment in our Offer and not doing so is that you will be paid earlier if you tender your Shares. However, until the Merger is consummated or if the Merger were not to take place for some reason, the number of remaining Stockholders may be so small that there will no longer be an active public trading market (or possibly, any public trading market) for Shares, and the Shares may no longer be eligible for trading on the New York Stock Exchange or any other national securities exchange. See “Special Factors — Section 5 — Plans for the Company after the Offer and the Merger; Certain Effects of the Offer and Merger” and “The Tender Offer — Section 10 — Certain Effects of the Offer on the Market for the Shares.”

If we successfully complete our Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See “The Tender Offer — Section 10 — Certain Effects of the Offer on the Market for the Shares.”

Q. ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

A. Appraisal rights are not available in connection with the Offer. If, however, you choose not to tender your Shares and we purchase Shares in the Offer, appraisal rights will be available to you in connection with the Merger. If you choose to exercise your appraisal rights in connection with the Merger, and you comply with the applicable requirements under Delaware law, you will be entitled to payment for your Shares based on an appraisal by the Delaware Court of Chancery of the fair value of your Shares. The value may be more, less or the same as the price that we are offering to pay you for your Shares in the Offer or that you would otherwise receive in the Merger. Failure to follow the steps required by Section 262 of the Delaware General Corporation Law, or the “DGCL,” for perfecting appraisal rights may result in the loss of such rights. The foregoing is qualified in its entirety by reference to DGCL Section 262 which is attached as Schedule II to this Offer to Purchase. Stockholders will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith in the event stockholders have appraisal rights in connection with the Merger. See “Special Factors — Section 7 — Appraisal Rights.”

Q. WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

A. On November 1, 2006, the last full trading day before we announced the Offer, the last reported closing sale price reported on the New York Stock Exchange was $12.50 per Share. On December 11, 2006, the closing sale price for Shares reported on the New York Stock Exchange was $16.50 per Share. Please obtain a recent quotation for Shares before deciding whether to tender your Shares. See “The Tender Offer — Section 6 — Price Range of Shares; Dividends.”

Q. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED TRANSACTIONS?

A. Your receipt of cash consideration in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local or foreign income or other tax laws. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares. If the Shares sold or exchanged constitute capital assets in the hands of the stockholders, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum U.S. federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary federal income tax rates. You should consult your tax advisor about the particular effect the proposed transactions will have on your Shares. See “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Consequences.”

Q. WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

A. You can call the Information Agent for our Offer:

Georgeson Shareholder Communications Inc.
17 State Street, 10th Floor
New York, New York 10004

Banks and Brokerage Firms, Please Call:
(212) 440-9800
Shareholders and All Others Call Toll-free
(866) 425-7972

To the holders of Common Stock of Clark, Inc.:

INTRODUCTION

AUSA Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AUSA Holding Company, a Maryland corporation (“Parent”), hereby offers to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Clark Inc., a Delaware corporation (the “Company”), at a purchase price of $16.55 per Share or any higher price per Share paid pursuant to the Offer, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer” described in this Offer to Purchase. All references in this Offer to Purchase to “Shares” include the associated rights (the “Rights”) to purchase shares of preferred stock issued pursuant to the Rights Agreement, dated July 10, 1998 (as amended, the “Rights Agreement”), between the Company and The Bank of New York, as rights agent. Unless the context indicates otherwise, as used herein, references to “you” or “Stockholders” shall mean holders of Shares and references to “we” or “us” shall mean Purchaser and Parent.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2006, as amended (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that, as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (which we refer to as the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Shares owned by Parent or Purchaser, and other than Shares held by Stockholders who are entitled to and have properly exercised appraisal rights under the DGCL) shall be canceled and converted automatically into the right to receive the Offer Price (the “Merger Consideration”). Stockholders who have properly demanded appraisal rights in accordance with Section 262 of the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL. See “Special Factors — Section 4 — Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” and “Special Factors — Section 7 — Appraisal Rights.” The Merger Agreement is more fully described in “Special Factors — Section 12 — The Merger Agreement and Related Agreements.”

Tendering Stockholders whose Shares are registered in their own name and who tender directly to Computershare Trust Company, N.A., which is acting as the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as otherwise provided in Instruction 6 to the Letter of Transmittal for the Offer, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering Shares in the Offer. Any tendering Stockholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, or IRS Form W-8 or a suitable substitute form (in the case of non-U.S. Stockholders), may be subject to a required back-up U.S. federal income tax withholding of 28% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. See “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Consequences.” Purchaser or Parent will pay all charges and expenses incurred in connection with the Offer, including the fees and expenses of the Depositary and Georgeson Shareholder Communications, Inc., which is acting as the information agent for the Offer (the “Information Agent”). See “The Tender Offer — Section 14 — Fees and Expenses.”

THE COMPANY’S BOARD OF DIRECTORS AND ITS SPECIAL COMMITTEE HAVE UNANIMOUSLY DETERMINED THE MERGER AGREEMENT IS ADVISABLE; APPROVED THE OFFER, THE MERGER, THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS

CONTEMPLATED THEREBY; DETERMINED THAT IT IS FAIR AND IN THE BEST INTERESTS OF THE COMPANY’S UNAFFILIATED STOCKHOLDERS TO ENTER INTO THE MERGER AGREEMENT AND TO CONSUMMATE THE OFFER AND THE MERGER ON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT; AND RECOMMENDED THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND ADOPT THE MERGER AGREEMENT.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) has delivered to the Company’s board of directors, and Keefe Bruyette & Woods, Inc. (“KBW”) has delivered to the special committee of independent directors of the Company’s board of directors (“Special Committee”) their respective written opinions, each dated November 1, 2006, to the effect that, as of such date and based upon and subject to the certain factors and assumptions as set forth in such opinions, the consideration to be received by unaffiliated Stockholders of the Company in the Offer and the Merger was fair from a financial point of view to such holders. KBW has also delivered to the Special Committee a valuation of the MBO Businesses dated October 23, 2006. The full text of Sandler O’Neill’s written opinion, updated to December 6, 2006, and KBW’s written opinion, which describe the assumptions made, procedures followed, matters considered and limitation on the review undertaken, are annexed to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Exchange Act, which is being mailed to Stockholders with this Offer to Purchase. Holders of Shares are urged to read the Schedule 14D-9, including the recommendation of the Board of Directors and reasons therefor and the full text of Sandler O’Neill’s updated opinion and KBW’s opinion, carefully.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST (A) THAT NUMBER OF SHARES, TOGETHER WITH SHARES OF COMMON STOCK ALREADY OWNED BY PARENT, THAT WOULD CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMPANY COMMON STOCK (ON A FULLY DILUTED BASIS), AS WELL AS (B) A MAJORITY OF OUTSTANDING SHARES BENEFICIALLY OWNED BY DISINTERESTED STOCKHOLDERS, DEFINED AS PERSONS OTHER THAN PARENT, PURCHASER, TOM WAMBERG, ROBERT E. LONG, JR., JAMES C. BEAN, JAMES BENSON, THOMAS M. PYRA, ANY DIRECTOR OF THE COMPANY, KENNETH KIES AND ANY OTHER MEMBER OF THE COMPANY’S MANAGEMENT PROPOSING TO PURCHASE THE MBO BUSINESSES, ANY EXECUTIVE OFFICER OR DIVISION PRESIDENT OF THE COMPANY OR ANY SUBSIDIARY THEREOF, AND THEIR RESPECTIVE AFFILIATES ((A) AND (B) TOGETHER REFERRED TO AS THE “MINIMUM TENDER CONDITION”), (2) THE EXPIRATION OR TERMINATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE “HSR CONDITION”), (3) NO EVENT OCCURRING THAT HAD OR WOULD REASONABLY BE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT (AS DEFINED IN THE MERGER AGREEMENT) ON THE COMPANY, AND (4) OUR RECEIPT OF CERTIFICATIONS THAT ALL CONDITIONS TO THE CLOSING OF THE SALE OF THE MBO BUSINESSES HAVE BEEN MET (THE “MBO CERTIFICATIONS”) AS WELL AS A COPY OF A FINANCING COMMITMENT LETTER OR ESCROW RECEIPT EVIDENCING THE MBO PURCHASER’S ABILITY TO PURCHASE THE MBO BUSINESSES. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. SEE “THE TENDER OFFER — SECTION 1 — TERMS OF THE OFFER; EXPIRATION DATE” AND “THE TENDER OFFER — SECTION 12 — CERTAIN CONDITIONS OF THE OFFER,” WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

Effective upon the acceptance for payment pursuant to the Offer of any Shares, Parent will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Company’s board of directors as will give Purchaser representation on the Company’s board of directors equal to the product of (i) the total number of directors on the Company’s board of directors (giving effect to the election of directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Shares then outstanding. The Company is required to take all action necessary to cause Parent’s designees to be elected or appointed to the

Company’s board of directors, including increasing the size of the Company’s board of directors and seeking and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Company’s board of directors in order to satisfy the New York Stock Exchange, Inc. (“NYSE”) listing requirements). Parent does not intend to designate more than four members of the Company’s Board. Until the Effective Time of the Merger, the board of directors shall have at least three directors who were directors on the date the Merger Agreement was executed, and who are independent directors for purposes of the continued listing standards of the NYSE (the “Independent Directors”). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company shall designate three persons (or such other number as may be required by the rules of the NYSE) to fill such vacancies and those persons shall not be affiliates, stockholders or officers of the Company, Parent or Purchaser and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (i) the acceptance for payment of, and payment for, Shares by Purchaser in the Offer, (ii) if necessary, the adoption of the Merger Agreement by the requisite vote of the Stockholders in accordance with the DGCL and the Company’s Certificate of Incorporation, (iii) the absence of any order or decree of any governmental entity of competent jurisdiction or other legal restraint or prohibition which has the effect of prohibiting the consummation of the Merger, (iv) the closing of the sale of the MBO Businesses, and (v) the satisfaction of the HSR Condition. For a more detailed description of the conditions to the Merger, see “Special Factors — Section 12 — The Merger Agreement and Related Agreements.”

Under the DGCL and the Company’s Certificate of Incorporation, in the event Purchaser does not hold at least 90% of the then outstanding Shares after the consummation of the Offer, the affirmative vote of the holders of at least a majority of the outstanding Shares will be required to adopt the Merger Agreement. After Purchaser acquires Shares pursuant to the Offer, it will own at least a majority of the outstanding Shares and will have sufficient voting power to adopt the Merger Agreement without the vote of any other Stockholder. See “Special Factors — Section 4 — Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer,” “Special Factors — Section 5 — Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger” and “Special Factors — Section 12 — The Merger Agreement and Related Agreements.” Under the DGCL, if Purchaser holds at least 90% of the then outstanding Shares after the consummation of the Offer, Purchaser will be able to effect the Merger without a vote of the holders of Shares. In such event, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective in accordance with the DGCL as promptly as practicable after the consummation of the Offer, without a meeting of the holders of Shares. If, however, Purchaser does not hold at least 90% of the then outstanding Shares after consummation of the Offer and a vote of the holders of Shares is required under the DGCL, a significantly longer period of time will be required to effect the Merger. See “Special Factors — Section 4 — Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” and “Special Factors — Section 5 — Plans for the Company after the Offer and the Merger; Certain Effects of the Offer and Merger.”

The Company has advised Purchaser that, as of the close of business on October 31, 2006: (i) 17,708,177 Shares were issued and outstanding and no shares of preferred stock, par value $0.01 per share, of the Company were issued and outstanding, and (ii) an additional 1,613,258 Shares were subject to outstanding stock options. As a result, assuming no change in the sum of outstanding Shares and options, the Minimum Tender Condition would be satisfied if Purchaser acquired 6,699,035 Shares from Disinterested Stockholders. Also, Purchaser could cause the Merger to become effective in accordance with the DGCL without a meeting of the holders of Shares if the Purchaser acquires at least 13,650,366 Shares, assuming that the Minimum Tender Condition is met.

Purchaser may provide for a Subsequent Period (as defined below in “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date”) in connection with the Offer. If Purchaser elects to provide a Subsequent Period, it will make a public announcement thereof on the next business day after the Expiration Date.

Appraisal rights are not available in connection with the Offer. If, however, a Stockholder elects not to tender his, her or its Shares in the Offer and Purchaser consummates the purchase of Shares in the Offer, appraisal rights will be available to such non-tendering Stockholder in connection with the Merger. If a Stockholder elects to exercise appraisal rights in connection with the Merger, and that Stockholder complies with the applicable requirements under the DGCL, that Stockholder will be entitled to payment for his, her or its Shares based on an appraisal of the value of such Shares by the Delaware Court of Chancery. The value may be more, less or the same as the $16.55 per Share that Purchaser is offering to pay for Shares in the Offer (or any higher price per Share paid pursuant to the Offer) or that a Stockholder would otherwise receive in the Merger. See “Special Factors — Section 7 — Appraisal Rights.”

Certain material U.S. federal income tax consequences of the sale of the Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Consequences.”

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment and paid for pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price applicable to such Share will be appropriately adjusted.

OTHER THAN THE MINIMUM TENDER CONDITION AND THE HSR CONDITION, WE RESERVE THE RIGHT TO AMEND OR WAIVE ANY ONE OR MORE OF THE OTHER CONDITIONS TO THE OFFER, SUBJECT TO THE LIMITATIONS CONTAINED IN THE MERGER AGREEMENT AND TO THE APPLICABLE RULES AND REGULATIONS OF THE SEC.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

SECTION 1.	BACKGROUND OF THE OFFER

Recent financial performance of the Company has been in decline the past few years. Revenue, which is primarily driven by the Company’s distribution of corporate-owned and bank-owned life insurance, has been negatively influenced by legislative and macro-economic factors. Although recently adopted legislation has improved the current environment for sales of the Company’s insurance products, the Company remains subject to continued legislative uncertainties with respect to the tax treatment of such products. In addition, the inverted or relatively flat interest rate yield curve has had a negative effect on sales of such products. These factors have been exacerbated by continued competitive pressures. Revenue from insurance policies that are in force, a measure that the Company believes many investors use to gauge the Company’s performance, has also declined during this period. The Company’s consulting revenue has risen gradually, but not at a pace sufficient to offset declining insurance-based revenue. In addition, the Company’s consulting revenue generally produces a lower profit margin than insurance-based revenue, which has negatively impacted the Company’s cash flow and earnings per share.

In addition to the weakness of its financial performance, the Company’s earnings vary greatly from quarter to quarter, and its prospective earnings are difficult for research analysts and investors to predict, resulting in a stock price with significant volatility. The Company’s businesses are complex and varied, and management believes that the markets have not properly factored the true value of the businesses into the Company’s stock price. The Company’s stock price has dropped as financial performance has declined. Furthermore, the costs of being a public company have dramatically increased, while at the same time, the Company has not realized as many of the benefits of being a public company as compared to years past.

In light of the foregoing, senior management and the Board of Directors have, from time to time, discussed and reviewed the Company’s business, strategic direction, performance and prospects. The Board of Directors has also at times discussed with senior management various potential strategic alternatives involving possible acquisitions or business combinations, including considering whether the Company should remain public or should be sold.

Relationship with Parent.  Parent is the Company’s single largest stockholder, beneficially owning 2,286,994 shares, or approximately 12.9%, of the Company’s outstanding common stock as of November 1, 2006 (not including 1,460,989 Shares subject to Tender Agreements entered into between Parent and each of Tom Wamberg and Thomas Pyra, both executive officers and directors of the Company, as to which Parent may be deemed to have beneficial ownership). Parent is a wholly-owned subsidiary of AEGON USA, a holding company for the U.S. operations of AEGON NV, a major multi-national life insurance and pension organization. Parent and its affiliates have beneficially owned in excess of 5% of the outstanding common stock of the Company since September 2000 when an affiliate of Parent purchased shares in a private placement transaction. Affiliates of Parent acquired from a third party an additional 1,111,155 shares of the Company in November 2002. Later that month, the Company acquired Long, Miller & Associates, LLC (“Long Miller”) for approximately $405 million in cash and stock. Parent owned an approximately 33% equity interest in Long Miller prior to Long Miller’s acquisition by the Company, and Parent received $133.2 million in consideration for its interest in Long Miller. To finance a portion of the purchase price for that acquisition, an affiliate of the Company issued $305 million aggregate principal amount of asset-backed notes (the “Securitization Debt”). Parent purchased approximately $25.9 million aggregate principal amount of such notes, and held approximately $11.9 million aggregate principal amount as of September 30, 2006. See “Special Factors — Section 11 — Related Party Transactions; the Company’s Relationship with Parent” for a description of these and other relationships between the Company and Parent and its affiliates.

In addition to being the largest stockholder in the Company, Parent and its affiliates also have a long-standing business relationship with the Company. Certain insurance company affiliates of Parent are parties to an Appointment Agreement pursuant to which Parent’s affiliates have appointed the Company and/or its subsidiaries as agents in connection with the sale of life insurance products. Commission payments from

Parent affiliates to the Company or its subsidiaries under the Appointment Agreement in 2004, 2005 and 2006 (through October 31) were approximately $13.5 million, $13.7 million and $11.9 million, respectively.

AFSG Securities Corporation and Transamerica Life Insurance Company, each of which is an affiliate of Parent, and Clark Securities, Inc., a subsidiary of the Company, are parties to a Selected Broker Agreement in connection with the sale of variable life insurance products. Commission payments to Clark Securities under the Selected Broker Agreement in 2004, 2005 and 2006 (through October 31) were approximately $11.4 million, $7.9 million and $9.0 million, respectively.

Life Investors Insurance Company of America and Transamerica Life Insurance Company, affiliates of Parent, are parties to an Administrative Services Agreements, dated September 25, 2002, with subsidiaries of the Company pursuant to which the Company’s subsidiaries provide certain marketing, administrative and processing services. Pursuant to these agreements, Life Investors and Transamerica Life paid administrative and processing services fees to subsidiaries of the Company in 2004, 2005 and 2006 (through October 31) of $2.3 million, $2.4 million and $2.4 million, respectively.

Parent affiliates regularly pay marketing and education meeting sponsorship fees to the Company or its subsidiaries. No such fees were paid in 2004. Fees paid in 2005 were $0.40 million and in 2006 were $0.15 million.

In connection with the Company’s acquisition of Long Miller in November of 2002, the Company agreed with Parent to designate Robert E. Long, Jr. (a principal of Long Miller prior to its sale to the Company) to serve on the Company’s Board of Directors to fill an existing vacant directorship. The Company also agreed with Parent that once Mr. Long’s term expired in 2005 and so long as Parent held 10% of the outstanding shares of the Company, Parent could recommend a candidate for the Company’s Nominating and Corporate Governance Committee to consider for nomination to the Board of Directors. Mr. Long served as a director until the 2005 Stockholder Meeting when his term expired and he declined to stand for re-election. In 2005, Parent recommended a candidate other than Mr. Long but later withdrew the recommendation due to the declining health of the proposed candidate. At the unanimous recommendation of the Company’s directors, Mr. Long was invited to and did rejoin the Board on January 18, 2006 to fill a vacancy.

2004 Transaction Discussions with Parent.  In January of 2004, the management of the Company and management of Parent began discussing the possibility of Parent acquiring the Company pursuant to a merger agreement. The Company retained Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) in June of 2004 to assist the Company and to provide a fairness opinion in connection with any transaction that might result. During the course of its engagement in 2004, Sandler O’Neill contacted eight prospective purchasers to assist the Board in obtaining the best value for stockholders. Of those prospective purchasers, Parent was the only party interested in pursuing a transaction with the Company. The Company’s Board of Directors formed a special committee in early June of 2004 to consider and negotiate a possible transaction with Parent at that time. Negotiations continued in June of 2004 with Parent proposing an initial price of $24.00 per share. After a number of conversations between Parent management and Company management, the parties were negotiating in a price range between $24.00 and $25.50 per share, representing a premium of between 30% and 36% to the average closing price of the Company’s shares on July 1, 2004. Negotiations continued throughout July 2004, but during that period the Company’s stock price declined and Parent indicated that it would not proceed with the transaction at the proposed price in light of the substantially higher premium that the proposed price represented to the Company’s then current stock price. As a result, the Company’s Board of Directors decided in August of 2004 to discontinue further discussions with Parent regarding a possible transaction.

Subsequent Events.  Since the termination of negotiations in 2004, the Company and Parent and its affiliates continued to conduct business in the ordinary course, although there were no further substantive discussions relating to an acquisition of all or a portion of the Company’s business by Parent until mid-May 2006. During this period, the Company acquired a number of new businesses, including Stratford Advisory Group (a company engaged in the business of institutional investment consulting) in October 2005 for $5.9 million, MedEx (a company engaged in the business of providing medical stop loss insurance issued to employers with self-funded healthcare benefit programs) in December 2005 for $5.2 million plus a $3.6 million contingent earnout, and Baden Retirement Plan Services (a company engaged in the business of acting as a third-party administrator for qualified benefit plans) in August 2006 for $8 million. In addition, the Company formed Clark/Benson in January 2006 to acquire companies in the financial planning, wealth transfer and employee benefits markets. Mr. Benson became a member of the Company’s Board of Directors at that time. Clark/Benson has not yet generated any revenues and is expected to require significant amounts of capital to execute its business plan.

Current Transaction Discussions with Parent and Management Purchasers.  In early May 2006, Mr. Long, on his own initiative, arranged a meeting among himself, Patrick S. Baird, Chairman of the Board, President and Chief Executive Officer of AEGON USA, and Mr. Tom Wamberg, Chairman of the Board and Chief Executive Officer of the Company. When Mr. Long contacted Mr. Baird to arrange the meeting, Mr. Baird advised Mr. Long that Parent was considering selling its ownership stake in the Company, or purchasing a portion of the Company’s business.

After Mr. Long contacted Mr. Wamberg to arrange the meeting and advised Mr. Wamberg of Parent’s possible interest in purchasing a portion of the Company’s business, Mr. Wamberg contacted Sandler O’Neill to discuss certain issues, including potential transaction structures pertaining to a possible sale of some or all of the Company to Parent. Although Sandler O’Neill was not formally engaged by the Company at that point in time, Mr. Wamberg contacted Sandler O’Neill because of its familiarity with the Company and its businesses resulting from its role as the Company’s financial adviser during and since 2004.

Mr. Baird, Mr. Long and Mr. Wamberg met on May 17, 2006. The participants discussed the direction of the Company’s bank-owned and corporate-owned life insurance business and the relationship between Parent and the Company in general. Mr. Baird stated that Parent had an interest in purchasing the Company, but indicated that Parent was interested only in the Company’s Corporate Solutions Group, which generally consists of the bank-owned and corporate-owned life insurance distribution businesses and Clark Securities, Inc., the Company’s broker-dealer subsidiary (collectively, the “Corporate Solutions Group”). Mr. Wamberg and Mr. Baird discussed the fact that, if Parent were interested solely in the Corporate Solutions Group, a separate buyer would have to be found for the other businesses of the Company, preferably in a single transaction. Mr. Wamberg indicated that it was possible that a management group could be formed to purchase the other businesses, but that was far from guaranteed. Mr. Baird inquired as to what value Mr. Wamberg would expect the stockholders to realize. Mr. Wamberg indicated his preliminary expectation that an appropriate price for the entire Company might be a minimum of approximately $19.00 to $20.00 per share. Mr. Wamberg expressed concern with respect to splitting the Company and the impact to employees, clients and stockholders. Mr. Wamberg also stressed that any actions taken would have to have a very high probability of leading to a completed transaction. The meeting ended with Mr. Baird advising that he would give some thought to what Parent would be willing to pay for the Corporate Solutions Group.

On May 26, 2006, Peter Gilman, President and Chief Executive Officer of the Extraordinary Markets Group of certain affiliates of Parent, contacted Mr. Wamberg to ask if Parent could begin to review certain documentation of the Company as part of Parent’s “due diligence” process. Mr. Wamberg responded that no significant amount of due diligence information would be made available to Parent unless a formal proposal was put forth by Parent.

On June 8, 2006, Mr. Kurt Laning, Chief Actuary of Clark Consulting, the Company’s primary operating subsidiary, met with Mr. Beardsworth, Mr. Gilman and other employees of Parent in Cedar Rapids, Iowa. The discussions related to general business conditions and a review of Parent’s modeling assumptions that could be used by it to prepare a formal proposal for a purchase of the Corporate Solutions Group.

On June 22, 2006, Mr. Gilman contacted Mr. Wamberg and advised Mr. Wamberg that Parent would consider paying up to $17 a share for the assets of the Corporate Solutions Group, subject to due diligence review. Mr. Wamberg said that the amount was not sufficient and the structure of the deal was not agreeable to the Company. The asset sale structure would create adverse tax consequences that would significantly reduce the transaction proceeds available to the Company’s stockholders.

From June 22, 2006 through the date of a July 25, 2006 Board meeting, Mr. Wamberg and Mr. Gilman had several additional conversations about the Parent offer. Mr. Long and Mr. Gilman also had conversations, but no new proposal was provided to the Company.

On July 25, 2006, at a regularly scheduled meeting of the Board of Directors, an executive session of the independent directors was convened by Mr. Seidman, Dr. Pohlman, Mr. Dalton and Mr. Guenther. Mr. Wamberg and Mr. Long were present by invitation. Mr. Long advised those in the meeting of Parent’s interest in purchasing the Company’s Corporate Solutions Group. Mr. Long indicated that if a separate buyer could be found to purchase the businesses Parent did not want, the purchase price for those businesses might be combined into a total purchase price for the entire Company, and that Parent might pay up to $19 a share, including the proceeds from Parent’s purchase of the Corporate Solutions Group and the proceeds from the sale of the Company’s other businesses. Mr. Long was asked to informally explore Parent’s level of interest. The independent directors suggested that Mr. Long inform Parent that if it was seriously interested in purchasing the Company’s Corporate Solutions Group, it should make an offer in writing.

Shortly after the July 25, 2006 Board meeting, Mr. Long contacted Mr. Gilman to advise him that if Parent was seriously interested in pursuing a transaction, it should make an offer in writing.

Mr. Wamberg continued to discuss with Sandler O’Neill various matters relating to the proposed transaction with Parent and how to structure an additional transaction including those businesses Parent did not seek to purchase. In addition, Mr. Wamberg spoke regularly with Mr. Gilman due to the day-to-day business transacted between the Company and Parent affiliates, and the subject of a possible transaction arose from time to time. Mr. Wamberg also spoke with Mr. James Benson, President of the Company’s Clark/Benson business, Mr. Kenneth Kies, head of the Company’s Federal Policy Group, Mr. Laning, whose responsibilities as Chief Actuary relate primarily to the Corporate Solutions Group, and Mr. Long during the month of August with respect to a possible transaction. On August 15, Mr. Gilman informed Mr. Wamberg that a letter of intent would be sent to the Company the next day.

On August 16, 2006, an affiliate of Parent delivered a Letter of Intent (the “August 16 Letter”) to Mr. Wamberg with respect to a proposed purchase by Parent of the Company’s Corporate Solutions Group. The August 16 Letter reflected Parent’s strong preference to purchase the assets comprising the Corporate Solutions Group, but reflected its willingness to consider structuring the transaction as a purchase of all of the outstanding stock of the Company. To address Parent’s concerns that the price paid would not represent an excessive premium over the prevailing market price of the Company’s stock, the August 16 Letter proposed a purchase price for the Corporate Solutions Group equal to a 33% premium over the rolling average of the Company’s closing stock price during the 30 trading days prior to the date the proposed transaction would be announced, subject to a minimum of $14.00 and a maximum of $16.00 per share. The August 16 Letter contained an exclusivity clause that prohibited the Company from engaging in acquisition or business combination discussions with other persons while the letter remained in effect. The proposal did not contain a financing contingency related to the Corporate Solutions Group, stating that the purchase price would be paid from available funds or funds obtained from Parent’s ultimate parent company.

The August 16 Letter contemplated that the other businesses of the Company not comprising the Corporate Solutions Group, including the Company’s corporate staff and facilities (the “MBO Businesses”) would be sold simultaneously with Parent’s acquisition of the Corporate Solutions Group.  Based on Mr. Wamberg’s expression of interest in acquiring the MBO Businesses, the August 16 Letter assumed that a management group led by Mr. Wamberg (the “Management Purchasers”) would be purchasing the MBO Businesses. Any consideration received from the sale of the MBO Businesses would be paid by Parent to stockholders as additional consideration. The August 16 Letter also specified that consistent with Parent’s desire to purchase assets, the Management Purchasers would assume the obligation to pay management separation costs payable under any and all employment agreements, bonus plans, phantom stock plans, stock option plans or similar compensation arrangements or other agreements with change of control provisions, whether related to personnel of the Corporate Solutions Group or the MBO Businesses (collectively, “Management Separation Costs”).

From August 16, 2006 through August 28, 2006, Mr. Wamberg and Mr. Gilman continued to speak regularly and from time to time had conversations regarding the possible transaction. Messrs. Wamberg and Gilman discussed matters relating to clarification of the terms of the proposed transaction, and Mr. Wamberg indicated that Parent’s price was too low. Mr. Wamberg also spoke occasionally with Sandler O’Neill about the possible transactions.

On August 28, 2006, Mr. Wamberg suggested to Mr. Gilman that the price range in the August 16 Letter be adjusted to $14.00 to $17.00 per share. He also requested that Parent assume the Management Separation Costs associated with the employees of the Corporate Solutions Group, and that the Management Purchasers should assume the Management Separation Costs associated with employees of the MBO Businesses.

On August 29, 2006, Parent delivered to Mr. Wamberg an amendment to the August 16 Letter (the “August 29 Letter”). The August 29 Letter increased to $17.00 the maximum price Parent was willing to pay for the Corporate Solutions Group (not including proceeds from the sale of the MBO Businesses) so that the price range proposed was $14.00 to $17.00 per share. The August 29 Letter also proposed that Parent assume the reasonable and customary Management Separation Costs with respect to employees assigned to the Corporate Solutions Group (the “Corporate Solutions Separation Costs”), but the total of these costs, together with the purchase price derived from the price formula, would be subject to the maximum price of $17.00 per share, not including proceeds from the sale of the MBO Businesses. The August 29 Letter also reflects Parent’s proposal that the Management Purchasers would assume all Management Separation Costs with respect to employees assigned to the MBO Businesses (“MBO Separation Costs”) as well as any Management Separation Costs associated with the Corporate Solutions Group that are not reasonable and customary.

On August 31, Sandler O’Neill and Mr. Wamberg spoke with James Beardsworth, President of Parent, Matthew F. O’Rourke, Acquisitions Manager of Parent, and Craig D. Vermie, Parent’s General Counsel, to discuss the transaction. Parent made clear that it would not proceed with any transaction in which Parent would own any part of the MBO Businesses for any period of time. Among others, the issues discussed included (i) whether the sale of the MBO Businesses would be completed before or after Parent’s purchase of the Company and the manner of distributing the proceeds from such transaction to the Company’s stockholders; (ii) whether indebtedness incurred by the Company in connection with or related to the Corporate Solutions Group would be assumed by Parent as part of a transaction; (iii) Parent’s request that the Company negotiate with Parent on an exclusive basis for a period of time to allow Parent to conduct due diligence and reach a definitive agreement; (iv) the payment of Management Separation Costs, including cash payments to holders of stock options; (v) an expansion of the average stock price reference period for determining the price, and (vi) Parent’s request for the purchaser of the MBO Businesses to provide services to the Company for a transition period following the consummation of a transaction. The Company would not agree to grant exclusivity to Parent at that time and Parent would not agree to assume debt or Management Separation Costs other than obligations associated with the Corporate Solutions Group, citing its desire all along to structure the deal as an asset purchase.

On September 1, 2006, Parent delivered to Mr. Wamberg a revised Letter of Intent (the “September 1 Letter”). The September 1 Letter continued to indicate Parent’s strong preference for an asset purchase but indicated a willingness to consider a merger or other agreed transaction structure. The September 1 Letter also revised the reference period for determining the 33% premium to a 40-day average from the previously proposed 30-day average and specified that Parent’s proposal included assumption by Parent of the following obligations, in each case only to the extent such indebtedness was incurred to fund the Corporate Solutions Group:

•	the Securitization Debt (of which approximately $241.2 million was outstanding as of September 30, 2006);

•	the indebtedness incurred pursuant to the Company’s revolving credit facilities (of which approximately $13.0 million was outstanding as of September 30, 2006); and

•	the Company’s obligations related to its Trust Preferred Securities (of which $45.0 million was outstanding as of September 30, 2006).

In addition to the Corporate Solutions Separation Costs, the September 1 Letter further provided that Parent would pay to holders of vested options (excluding members of the Board of Directors and the Management Purchasers) an amount equal to the excess of the per share consideration over the exercise price of the options.

In addition, the September 1 Letter specifically proposed that the Management Purchasers would assume:

•	Approximately $2.4 million of indebtedness owed to the party from whom the Company purchased one of the segments of the MBO Businesses and any other debt incurred for the benefit of the MBO Businesses;

•	MBO Separation Costs;

•	Management Separation Costs with respect to employees assigned to Corporate Solutions but which are not reasonable and customary; and

•	Approximately $3 million in costs associated with the payment of the in-the-money value of stock options held by members of the Board of Directors and the Management Purchasers.

The September 1 Letter also specified that Parent expected the Management Purchasers to purchase the MBO Businesses immediately prior to Parent’s purchase of the Company. The proceeds from the sale of the MBO Businesses, net of any tax expense, would then be paid to the Company’s stockholders in the form of a dividend. The September 1 Letter also provided an exception to the exclusivity clause that would permit the Company to consider other proposals that the Company’s Board, in good faith, determined to be superior to Parent’s offer.

The September 1 Letter was given to the Board of Directors and a telephonic meeting was convened later that day. At that meeting, a representative of Sandler O’Neill and Mr. Wamberg discussed Parent’s September 1 Letter. Mr. Wamberg informed the Board that Parent indicated that its interest in acquiring the Corporate Solutions Group was conditioned on the need for a separate buyer to purchase the MBO Businesses. Mr. Wamberg indicated that while he would have no objection to a third party acquiring the MBO Businesses, he would form a management group to purchase the MBO Businesses in order to satisfy the Parent requirement for a separate purchaser.

As described to the Board, Parent’s proposal would result in a purchase price for the Corporate Solutions Group of $15.83 per share (based on the 40-day average closing price for the period ending September 1 of $11.90 per share). Mr. Wamberg proposed a gross purchase price of $2 per share for the MBO Businesses. At this time, management and Sandler O’Neill had developed a preliminary estimate of the MBO Separation Costs and other costs to be assumed as outlined in the September 1 Letter which would be deducted in arriving at the net proceeds for the Company’s stockholders. As a result, the total price to be paid to stockholders was estimated to be approximately $16.50 per share. Sandler O’Neill advised that this would represent an approximately 39% premium to the average closing price of the Company’s shares for the 40-day period ending September 1, 2006. Sandler O’Neill advised that such a premium compared with a median premium over the pre-announcement stock price of approximately 20% for all financial services transactions with a deal size between $250 million and $750 million announced since January 1, 2005 and a median premium of approximately 16% for all insurance company transactions announced since January 1, 2000.

The Board discussed with Company counsel the Board’s fiduciary duties and its expectation that the Board would have the opportunity to consider other proposals for a purchase of the Corporate Solutions Group and the MBO Businesses. The Board also expected to receive an appropriate fairness opinion and to establish a special committee to deal with these transactions. The Board of Directors instructed management and Sandler O’Neill to research and quantify the indebtedness of the Company related to the Corporate Solutions Group and the MBO Businesses, Management Separation Costs and other matters in order to prepare a counter proposal in the range of $17 per share for the Corporate Solutions businesses plus $2 per share from management for the MBO Businesses to be considered by the Board.

Sandler O’Neill’s representative spoke with Mr. Beardsworth, President of Parent, to clarify questions about the September 1 Letter. Substantial information was prepared by the Company and reviewed by Sandler

O’Neill concerning the tax basis of the Corporate Solutions Group assets and the MBO Businesses, Management Separation Costs and other data to better gauge the value to stockholders reflected in the September 1 Letter and to prepare the counter proposal.

On September 2, 2006, Mr. Long and a representative of Sandler O’Neill spoke with Mr. Baird about Parent assuming a greater portion of Management Separation Costs. Mr. Baird informed them that the total of the payments to stockholders plus any assumed costs and liabilities could not exceed the maximum limit of $17.00 per share under any circumstances.

On September 3, 2006, a representative of Sandler O’Neill spoke with Mr. Beardsworth and discussed certain points resulting from the Company’s review of the September 1 Letter. These discussions related to Management Separation Costs, the tax basis of the assets to be sold to the Management Purchasers, the issue of the Company agreeing to negotiate exclusively with Parent, and access to personnel in connection with Parent’s due diligence review.

On September 5, 2006, a Board of Directors meeting was held telephonically at which Sandler O’Neill reviewed its written presentation to the Board of Directors regarding the September 1 Letter. Sandler O’Neill informed the Board of Directors that according to Mr. Baird, Parent was unwilling to consider any change to its price formulation or increase in price range. A condition to Parent’s offer was the Company obtaining an agreement to purchase the MBO Businesses. Sandler O’Neill explained to the Board of Directors the currently proposed structure as well as the alternative of an asset sale to Parent. Sandler O’Neill further explained the conclusion reached by the Company’s external tax advisors and the Company’s management that an asset sale would be inefficient from a tax perspective.

Sandler O’Neill reviewed a calculation of the potential purchase price using three different prices: the top of Parent’s proposed range ($17.00 per share), the bottom of Parent’s proposed range ($14.00 per share) and the 40-day trading average at September 1 of $11.90 plus a 33% premium. Based on the terms of the September 1 Letter, Parent would pay $281 million for the Corporate Solutions Group. The Management Purchasers would pay $35 million for the MBO Businesses with a deduction of $25 million for the MBO Separation Costs and other costs it would assume resulting in a net of $10 million. In all, these transactions would result in a payment of $16.50 per share to the stockholders. This would represent a 43% premium over the Company’s stock price one month prior to the date of the presentation.

Sandler O’Neill also reviewed some valuation information with respect to the Company, including an analysis of comparable publicly traded companies, comparable acquisitions and a discounted cash flow analysis. The Board considered that Sandler O’Neill’s analysis reflected that the overall terms of the proposed transactions were favorable to the Company’s stockholders as compared with recent comparable transactions and the Company’s recent stock price.

The Board discussed the proposed terms of the purchase of the MBO Businesses by Mr. Wamberg and certain other members of the Company’s management. The Board discussed in particular the Management Separation Costs, the value of the MBO Businesses, tax issues related to a sale of the MBO Businesses, the corporate overhead costs that would be included with the MBO Businesses, the operating costs of Clark/Benson and the contingent earn-out payments due to certain entities within the MBO Businesses. Mr. Wamberg discussed his proposal, treatment of the MBO Separation Costs, and his expectation that the Company would want the opportunity to solicit other offers. Mr. Wamberg commented that it was his expectation that the Company would be free to solicit other purchasers of the MBO Businesses between the time the Management Purchasers entered into an agreement to buy the MBO Businesses and the time Parent acquired the Company’s shares.

Counsel for the Company discussed the Board’s fiduciary duties and appropriate procedures for considering and acting upon these proposed transactions. The Board considered the current status of transaction discussions and the fact that the prospective purchaser of the Corporate Solutions Group was the Company’s largest stockholder, and the prospective purchaser of the MBO Businesses was a group comprised of members of the Company’s management team. In light of the foregoing, the Board of Directors formed a special committee of its independent directors (the “Special Committee”) in connection with any transaction that might be undertaken by the Company with Parent, Mr. Wamberg and other members of the Company’s management. The Company’s five independent directors, William Seidman, Randolph Pohlman, George Dalton, Kenneth Guenther and Richard Lappin, were appointed to the Special Committee. No member of the Special Committee is employed or affiliated with the Company, other than in his capacity as a director of the Company, and no such member is or is expected to become an affiliate of, or has or is expected to acquire any equity or other interest in, Parent or any entity organized for the purpose of acquiring assets of the Company.

The Special Committee was authorized by the Board of Directors to receive, review, investigate and evaluate all information relating to the proposed transactions, to negotiate with Parent, Mr. Wamberg and other possible parties the terms of the proposed transactions, including the price, to retain its own advisors and to make recommendations to the stockholders and the Board regarding the proposed transactions. While the retention of its own advisors would be entirely at the discretion of the Special Committee, the Board discussed Mr. Wamberg’s concerns as to whether it was necessary, at that point in time, to incur the additional substantial expense of separate advisers to the Special Committee until the transactions appeared more likely to proceed. In particular, the Board considered the expense related to the proposed transaction with Parent which was abandoned in 2004.

After the September 5, 2006 meeting of the Board of Directors adjourned, the Special Committee held its first meeting at which time it unanimously designated Dr. Pohlman as Chairman of the Special Committee. The members of the Special Committee discussed with the Company’s legal counsel the Special Committee’s fiduciary duties to represent the interests of the unaffiliated stockholders of the Company and to negotiate the best transaction available under the circumstances. In light of the considerations discussed at the preceding Board meeting, the Special Committee decided to defer the retention of separate legal and financial advisors until such time as the transactions appeared more likely to proceed.

On September 6, 2006, at the direction of the Special Committee, Sandler O’Neill informed Mr. Beardsworth of Parent that a Special Committee of the Board had been formed and, due to the complexity of the deal, the Special Committee would take several days to review the potential transaction. In the meantime, the Special Committee wanted to discuss and clarify tax issues surrounding the structure. The next day, Parent requested a written response from the Company acknowledging the proposal and the price range and granting Parent a 60-day exclusive period in which the Company would agree not to engage in discussions with other potential bidders. The Sandler O’Neill representative informed Mr. Beardsworth that the Company would provide a draft confidentiality and exclusivity letter that would allow Parent to perform confirmatory due diligence.

Over the next week, various discussions took place by phone and in person among Messrs. Wamberg, Long, representatives of Sandler O’Neill and representatives of Parent regarding the tax attributes of the Company and the transaction. As instructed by the Special Committee, the purpose of these discussions was to quantify the tax attributes with a view to engaging in further negotiations for a higher price. During these discussions, Parent explained that its offer already reflected these tax attributes.

On September 11, 2006, the Special Committee met telephonically to consider Sandler O’Neill’s analysis of certain valuation and tax issues. Sandler O’Neill indicated that Company management and Sandler O’Neill had spent the previous several days speaking to Parent about the effect of the transaction on the Company from a tax standpoint and Parent’s expected tax benefits as a result of the proposed transaction. Sandler O’Neill summarized the transaction structures, and particularly the anticipated tax benefits to Parent as a result of the transaction. Sandler O’Neill had sought to have Parent reflect the value of such tax benefits by increasing the proposed purchase price. The Special Committee directed Sandler O’Neill to continue preparation of a counter proposal to Parent’s September 1, 2006 proposal. The Special Committee also discussed valuation issues related to the MBO Businesses and decided to require a firm commitment by management to purchase the MBO Businesses if the entire transaction were to move forward.

Also on September 11, 2006, Mr. Long and a representative of Sandler O’Neill and Mr. Long contacted Mr. Baird regarding the September 1 Letter. Mr. Baird reiterated that the offer price formulation and maximum price were firm.

On September 12, 2006, Mr. Benson, Mr. Long and Mr. Baird met to discuss the prospect of Parent or one of its affiliates providing financing to Clark/Benson following its acquisition by the Management

Purchasers and completion of the transactions. Mr. Baird advised Mr. Benson to contact Mr. Gilman with respect to the possibility of Parent or one of its affiliates providing such financing.

On September 13, 2006, the Board of Directors, followed by the Special Committee, met telephonically to discuss the proposed counter-offer to Parent.

The Board considered the terms of a counterproposal, including:

•	Total per share consideration of $19.00 per share representing a 67% premium over the Company’s then current stock price, consisting of $17.00 from Parent plus $2.00 per share from the Management Purchasers for the MBO Businesses;

•	Parent to assume all Management Separation Costs;

•	Parent to pay all transaction costs that would be incurred by the Company; and

•	Parent to retain all tax benefits generated by the transaction or otherwise attributable to the Company.

Sandler O’Neill advised the Board of its discussions with Parent proposing that Parent assume all Management Separation Costs (rather than deducting the MBO Separation Costs from the amount to be paid to stockholders in the form of a lower per share price) in light of potentially substantial tax benefits to Parent from the transaction. Sandler O’Neill also advised the Board that, in its assessment, Parent would not agree to assume such costs and might terminate discussions over this issue. A Sandler O’Neill representative reported to the Board that Parent indicated to Sandler O’Neill that Parent would not be interested in the MBO Businesses and would not proceed without a purchaser for those businesses. The Board considered the need to obtain a commitment for the purchase of the MBO Businesses in order that the proposed transaction with Parent could proceed. At this point, the Board meeting was adjourned and the Special Committee convened its meeting.

The Special Committee discussed the proposed aggregate purchase price for the MBO Businesses of approximately $35 million (plus the assumption of corporate expenses, certain liabilities and contingent acquisition payment obligations). The Special Committee discussed the fact that the same businesses had been acquired by the Company over the preceding seven years for an aggregate purchase price in excess of $90 million (later determined to be approximately $112 million). The Special Committee also considered that the purchase of these businesses would include the assumption of substantial expenses related to the Company’s corporate headquarters facility and personnel costs. The Special Committee also discussed the personal service nature of the MBO Businesses and the inherent risk of potential employee attrition and loss of key producers even in a management purchase. The Special Committee further considered the potentially significant adverse effect on the MBO Businesses of conducting a marketing effort in advance of a transaction being entered into with Parent if the negotiations ultimately did not result in the execution of definitive agreements. Accordingly, the Special Committee considered it advisable to proceed with the group being formed by Mr. Wamberg and to pursue an aggressive, post-signing marketing effort for the MBO Businesses. The Special Committee reiterated its intention to retain an independent financial advisor as well as the need to obtain the highest price that the management group would pay. The Special Committee also discussed the need to conduct an aggressive marketing effort to satisfy the Committee that the Company will receive the best available price for the MBO Businesses.

The Special Committee discussed with Sandler O’Neill the amount of tax benefits Parent could expect to realize from the transaction, and instructed Sandler O’Neill to ask the Company’s management and outside tax accountants to review tax benefit calculations and the change of control payment calculations. After discussion, the Special Committee directed Sandler O’Neill to go back to Parent with a proposal for $18.75 per share to stockholders, including $16.75 per share for the Corporate Solutions Group and $2.00 per share from the proceeds of the sale of the MBO Businesses to the Management Purchasers.

On September 17, Sandler O’Neill provided, at the Special Committee’s direction, a counterproposal to Parent with the following principal terms:

•	$18.75 per share based on $16.75 per share from Parent plus $2.00 per share from the Management Purchasers to purchase the MBO Businesses;

•	Parent to pay all Management Separation Costs and other transaction costs (preliminarily estimated at $39.4 million);

•	Parent to realize and retain the tax benefits generated from the sale of the MBO Businesses (preliminarily estimated at $36.2 million); and

•	Parent to receive the value of certain amortization-related tax benefits resulting from the Company’s acquisition of certain of the businesses comprising the Corporate Solutions Group (preliminarily estimated at $45.3 million).

On September 18, 2006, in a conversation with Sandler O’Neill, Parent declined the counter proposal but indicated that it desired to move forward with its current proposal and would like to perform some due diligence on the Company to confirm its proposal. From September 18, 2006 through September 28, 2006, Mr. Wamberg and Mr. Gilman, along with certain other representatives of the Company, discussed potential revisions to the earlier version of the Letter of Intent. On September 21, 2006, Mr. Laning from the Company sent an email to Parent requesting changes to the September 1 Letter, including providing that (i) the Management Purchasers would purchase the MBO Businesses immediately after (instead of before) Parent purchases the Company’s stock in the Offer, (ii) Parent (instead of the Management Purchasers) would pay certain costs associated with the payment of the in-the-money value of stock options held by members of the Board of Directors estimated at $1.5 million, and (iii) Parent would retain liability for certain MBO Separation Costs.

On September 22, 2006, a conference call was held among Messrs. Beardsworth, Gilman, and O’Rourke from Parent, and Mr. Laning from the Company, in which Mr. Laning informed the Parent representatives that the MBO Separation Costs were estimated to be between $18 million and $21 million. After discussion, Parent agreed to pay up to $1.5 million of in-the-money value of stock options held by members of the Board of Directors. However, Parent asserted that the maximum price that it could pay, including the price to be paid to stockholders and all assumed costs and liabilities without further executive board approval of its parent company could not exceed the maximum limit of $17.00 per share.

On September 24, 2006, the Company formally engaged Sandler O’Neill to act as its financial advisor to the Board to assist the Company in analyzing, structuring, negotiating and effecting the sale of the Company and the related transactions. Dr. Pohlman executed the engagement letter on behalf of the Company. As Sandler O’Neill had been acting as the Company’s financial advisor without a formal engagement letter, the engagement was deemed effective as of September 1, 2006. The decision to formally engage Sandler O’Neill was based on its national reputation in transactions in the Company’s industry, its familiarity with the Company and its businesses through its prior engagements since 2004 and the high quality of its prior assistance to the Board and representation of the Company in 2004.

On September 26, 2006, a conference call was held with Messrs. Beardsworth, Gilman and O’Rourke from Parent, Mr. Laning from the Company and a representative from Sandler O’Neill. The discussion included the issues of the Management Separation Costs, the valuation premium, and the costs of obtaining a separate fairness opinion from a second investment banking firm and of the proxy process. Parent agreed that it would be acceptable if the transaction-related costs were paid out of the Company’s cash assets, and not deducted from the price to be paid by Parent. Parent also expressed a willingness to allow the Company to retain up to $13 million in MBO Separation Costs, net of related assets, so long as there would be a reduction in the purchase price for the Corporate Solutions Group by a like amount.

On September 27, 2006, representatives of Parent met with representatives of the Company and further discussed issues related to Parent’s proposal.

Parent responded to the Company’s September 17 counter proposal with a September 28, 2006 Letter of Intent (the “September 28 Letter”). The September 28 Letter was substantially similar to Parent’s September 1 Letter except for the allocation of the Management Separation and transaction costs. Under the September 28 Letter:

•	The price formula was based on the 60-day average closing price of the Company’s shares prior to announcement of the transaction;

•	Parent would be responsible for reasonable and customary Management Separation Costs associated with the Corporate Solutions Group employees, including those costs which are not otherwise paid for by assets held specifically for the purpose of funding such costs; and

•	All Management Separation Costs related to the MBO Businesses, net of assets held for the purpose of funding them, up to $13 million would be paid by the Company, with the Management Purchasers to pay the remaining balance. Because these costs, up to $13 million, would be retained by the Company, Parent would reduce the amount it would pay by a like amount. This proposed change would not result in any net reduction of proceeds to stockholders because such MBO Separation Costs would no longer be deducted from the purchase price to be paid by the Management Purchasers for the MBO Businesses.

The September 28 Letter also reflected that as a condition to closing, a fairness opinion satisfactory to the Company would be received by the Company from Sandler O’Neill reflecting separately the value of both the Corporate Solutions Group and the MBO Businesses and an overall fairness opinion would be obtained from another nationally recognized financial advisor reasonably satisfactory to the Company and Parent. The Special Committee preferred to obtain an independent overall fairness opinion and valuation of the MBO Businesses from a financial advisor of its own selection and whose compensation would not be contingent on the outcome of the negotiations. Accordingly, Parent, the Company and Sandler O’Neill subsequently agreed that Sandler O’Neill would only be providing an opinion as to the fairness, from a financial point of view, of the purchase price to be received by the Company’s unaffiliated stockholders. Sandler O’Neill’s opinion is discussed below. As further described below, the Special Committee subsequently hired another investment banking firm to provide it with a separate overall fairness opinion and a valuation regarding the MBO Businesses.

The Board met by teleconference on September 28 to review the status of these negotiations. Sandler O’Neill, Mr. Wamberg and Mr. Laning reviewed the September 28 proposal from Parent. Based on the average closing price for the 60-day period ending September 28, 2006 of $11.82 per share, the proposal in the September 28 Letter would result in a potential distribution to stockholders of approximately $16.71 per share. This amount would consist of $15.72 from Parent and $2.00 per share from the Management Purchasers, less an estimated $1.01 per share of MBO Separation Costs from the price to be paid by Parent. This represented a premium of approximately 42% to the September 28 closing price of $11.80 per share.

After discussions, the Board concluded that Parent was unlikely to improve its offer significantly, but the substantial premium warranted further consideration of the September 28 Letter on a non-binding basis. The Special Committee then met separately to consider the transactions. In view of its determination that the September 28 Letter was an attractive and viable offer and that negotiations should proceed, the Special Committee decided to obtain separate legal counsel and an independent financial advisor. A draft confidentiality agreement containing an exclusivity provision was sent to Parent for its review.

After discussion, the Special Committee decided to contact Akin, Gump, Strauss, Hauer & Feld, L.L.P. (“Akin, Gump”) to act as counsel to the Special Committee and to interview candidates from a group of several investment banking firms to select as independent financial advisor.

On September 29, 2006, the Special Committee retained Akin Gump as counsel to the Special Committee. The members of the Special Committee reviewed with its counsel its fiduciary duties to represent the interests of the unaffiliated stockholders of the Company and to negotiate the best transaction available to the unaffiliated stockholders under the circumstances.

In a telephone conversation between Mr. Beardsworth of Parent and Mr. Laning from the Company, Mr. Laning informed Parent that the estimated MBO Separation Costs were expected to be $16 million rather than $13 million. It was agreed that the Management Separation Costs would be measured after-tax, and that the Company would pay up to $16 million of these costs. Consistent with Parent’s proposal in the September 28 Letter, such $16 million of costs (after adjusting for related assets and tax deductions) to be paid by the Company would be deducted from the amount to be paid to the stockholders. However, the net cash amount that would be paid by the Management Purchasers for the MBO Businesses would not be reduced by the MBO Separation Costs.

On October 4, 2006, Messrs. Beardsworth and O’Rourke held a conference call with Messrs. Wamberg and Laning and Alison Hoffman from the Company to discuss Parent’s desire to conduct a due diligence review and a preliminary due diligence request list.

On October 4, 2006, the Special Committee met telephonically to consider the status of the discussions with Parent and the terms of the MBO Businesses transaction. Mr. Wamberg was invited to join the call, and summarized the current status of discussions. In recognition that the Parent offer was contingent on a separate purchase of the MBO Businesses, the Special Committee discussed with Mr. Wamberg his willingness to lead the purchase of the MBO Businesses and the price the Management Purchasers would be willing to pay. Mr. Wamberg indicated that, while it was still being considered, the price he was willing to pay would be “$2.00 per share or something close to it.” After further inquiry from the Special Committee whether Mr. Wamberg would pay more than $2.00 per share, Mr. Wamberg indicated that $2.00 per share was the highest price that he would pay. Mr. Wamberg and the Special Committee discussed that the process would provide for an active post-signing market check with respect to the MBO Businesses. Mr. Wamberg advised the Special Committee that he expected the Management Purchasers might be comprised of himself, Tom Pyra, President and Chief Operating Officer of the Company, Mr. Kies, head of the Federal Policy Group, Joseph Rich, head of Pearl Meyer & Partners, and Mr. Benson. The Special Committee expressed its expectation that the Management Purchasers would provide a guarantee of the purchase of the MBO Businesses.

After Mr. Wamberg was excused from the meeting, the Special Committee discussed the terms of the September 28 Letter. The Special Committee requested that the September 28 Letter be revised to reflect that the definitive merger agreement and asset purchase agreement for the MBO Businesses would allow the Company’s Board of Directors to satisfy its fiduciary obligations to consider other proposals that the Board, in good faith, determines are or may be superior to Parent’s proposal. In addition, the Special Committee required that the Company would receive a satisfactory fairness opinion from Sandler O’Neill regarding the overall consideration to be received by the Company’s stockholders and must also be satisfied with a separate fairness opinion regarding the total price to stockholders and valuation for the MBO Businesses from an independent financial adviser satisfactory to the Company. After discussion, and based on such proposed changes, the Special Committee unanimously approved the execution and delivery of the September 28 Letter and the revised confidentiality agreement substantially as presented to the Special Committee. The Special Committee then discussed the terms of the transaction for the sale of the MBO Businesses and the extensive market check that would need to be conducted after signing any agreement with Management Purchasers.

On October 5, 2006, Parent delivered a revised letter of intent (the “October 5 Letter”) and confidentiality agreement containing the terms approved by the Special Committee and a few other minor changes in language. Other than these modifications, the October 5 Letter was substantially similar to the September 28 Letter. In its transmittal of the October 5 Letter, Parent stated that it would not sign a definitive agreement unless it is satisfied with the terms and conditions of the agreement for the sale of the MBO Businesses. The October 5 Letter was signed by Dr. Pohlman on behalf of the Company the following day.

On October 6, 2006, after speaking with four investment banking firms, the Special Committee decided to retain Keefe, Bruyette & Woods, Inc. (“KBW”) to assist it in evaluating the proposed transactions, to render an opinion as to the fairness from a financial point of view of the consideration to be provided to the Company’s disinterested stockholders, and to provide a valuation of the MBO Businesses. The Special Committee concluded that it was appropriate to retain KBW because of its national reputation in the financial community and its experience serving as a financial advisor in similar transactions. There has been no material relationship between the Company or its affiliates and KBW or its affiliates during the prior two years. KBW writes research reports on the Company, for which it receives no compensation from the Company.

On October 12, 2006, counsel for the Management Purchasers provided to counsel to Parent a proposed Asset Purchase Agreement (the “MBO Agreement”) for the purchase of the MBO Businesses. That same day, Mr. Benson spoke with Mr. Gilman to discuss the prospect of Parent or one of its affiliates providing financing for the Clark/Benson business after completion of the transactions. Mr. Gilman advised Mr. Benson that they should speak following execution of the Merger Agreement to further consider the matter.

On October 13, 2006, the Special Committee met telephonically to review the status of the transaction. The Special Committee was informed that the Management Purchasers had provided a draft MBO Agreement to Parent. An update was provided on the work done by KBW to date on its analysis. The Special Committee discussed the process of conducting a market check with respect to the MBO Businesses. The Special Committee also discussed the benefits of having a majority of the disinterested stockholders tender their shares in a tender offer or having a majority of the disinterested stockholders approve the transaction.

On October 16, 2006, Parent’s counsel submitted a proposed draft Merger Agreement to the Company’s counsel. Parent’s counsel also advised the Company’s counsel and counsel for the Management Purchasers that the MBO Agreement did not reflect the proposed transaction for the sale of the MBO Businesses as understood by Parent because it failed to sufficiently identify the assets and liabilities to be transferred and did not reflect Parent’s expectation that the sale be on an “as is, where is, with all faults” basis. Over the course of the following week, counsel for the Management Purchasers furnished information in an attempt to address Parent’s concerns.

On October 17, 2006, a meeting was held at the offices of the Company’s legal counsel between representatives of Parent, the Company and the Company’s counsel to discuss due diligence.

On October 18, 2006, Mr. Wamberg provided the Special Committee with a letter confirming his intention to acquire the MBO Businesses for $2 per share, which amounted to an estimated $35.32 million. Mr. Wamberg assured the Board that he was financially, professionally and personally committed to completing the proposed purchase of the MBO Businesses. In addition, Mr. Wamberg gave assurances to the Board that he was able to finance the proposed purchase. Mr. Wamberg referenced his significant holdings of the Company stock as one source of funds to finance the transaction and other liquid investments and assets which could be sold or used as collateral for loans to finance the transaction. Mr. Wamberg indicated he may invite other members of management to invest in the new acquisition company, but that he could fund the entire purchase price personally, if required.

On October 19, 2006, the Special Committee met telephonically to discuss the terms of the draft Merger Agreement and the terms of Mr. Wamberg’s proposal to purchase the MBO Businesses. At the invitation of the Special Committee, Mr. Wamberg provided the Special Committee an update on the issues raised by Parent as part of its due diligence. At that point, Mr. Wamberg was excused from the meeting. The KBW representative reviewed with the Special Committee the work his firm had conducted thus far in analyzing the merger with Parent and the sale of the MBO Businesses. The KBW representative suggested that the value of the MBO Businesses, as with most consulting and service-type businesses, depends on the new owner’s ability to keep the existing work force in place. KBW provided an analysis of which businesses, including one of the largest segments of the MBO Businesses, were most at risk of losing employees and the related revenue. The proposed purchase price of $2 per share for the MBO Businesses is in the middle of the range of prices paid for comparable companies when the MBO Businesses’ financial performance is adjusted to reflect risk existing with respect to the new owner’s ability to keep the work force in place. If one assumes very limited risk to keeping the work force in place, the $2 per share is at the low end of a range of value. KBW indicated it would continue its analysis.

The KBW representative also discussed the value of Parent’s offer. This offer was based on the average closing price of the Company’s common stock for the 60-day period ending prior to the announcement date, plus a 33% premium, plus an amount per share for the MBO Businesses (net of MBO Separation Costs, after adjustment for related assets and taxes, to be paid by the Company and deducted by Parent in determining the amount to be received by stockholders). Based on this analysis, KBW informed the Special Committee that it would be prepared, subject to subsequent changes in the transaction and other matters, to issue an opinion that the resulting overall price per share would be fair to the Company’s disinterested stockholders from a financial point of view. At this point, Mr. Wamberg, Mr. Pyra and a representative of Sandler O’Neill were invited to join the meeting. The Special Committee members asked a number of questions of KBW and Sandler O’Neill as to their calculations of the estimated transaction value. The Sandler O’Neill representative indicated that the 60-day rolling average price as of a recent date was $11.60 per share. The purchase price was then calculated by the Sandler O’Neill representative by adding the 33% premium (which equaled $15.43 per share) and adding $2 per share for the MBO Businesses, for $17.43 per share. After deducting an estimated $1 per share of MBO Separation Costs from the price to be paid by Parent, the distribution to stockholders would be $16.43 per share. The Special Committee, Sandler O’Neill and KBW agreed that the offer price as of the meeting date was approximately $16.43 per share, as so calculated. Based on this analysis, KBW reaffirmed that it would be prepared, subject to subsequent changes in the transaction and other matters, to issue an opinion that the resulting overall price per share, which represented an estimated 41.6% premium based on then current stock prices, was fair to the Company’s disinterested stockholders from a financial point of view.

The Special Committee also discussed Mr. Wamberg’s commitment to purchase the MBO Businesses and his financial ability to do so. Dr. Pohlman reported to the Special Committee that Mr. Wamberg was unwilling to deliver assets into escrow at the time of signing an agreement to purchase the MBO Businesses, and was also unwilling to provide personal financial statements to the Special Committee. However, Mr. Wamberg had given assurances with respect to his commitment to purchase the MBO Businesses and the Special Committee considered his word to be reliable. The Special Committee discussed a requirement that such a commitment be reflected in the transaction documents.

On October 19, 2006, the Company’s Counsel provided to Parent’s counsel a summary of the significant changes requested by the Special Committee on the first draft of the Merger Agreement. The Special Committee directed the Company’s counsel to address the following issues with Parent’s counsel:

Break-up Fee and Market Checks.  The draft Merger Agreement allowed for the Board to respond to unsolicited proposals regarding an acquisition of the Company but prohibited the Company from performing an affirmative post-signing market check for the Corporate Solutions Group. The Special Committee requested that the Merger Agreement be revised to specifically allow for an affirmative post-signing market check for the MBO Businesses. Additionally, the Special Committee requested that the provisions requiring the payment by the Company of a “break-up” fee in the event that the board withdraws approval of the transaction or the transaction terminates in certain circumstances after a takeover proposal is received be deleted in their entirety.

Press Release.  The Special Committee requested that the Merger Agreement specifically allow the joint press release announcing the transaction to clearly describe the Company’s ability to entertain offers for the Corporate Solutions and the right to affirmatively seek third party interest in the MBO Businesses.

MBO Businesses.  The Special Committee requested that the Company be free to negotiate an asset purchase agreement with competing bidders for the MBO Businesses on terms which are reasonably consistent with customary and standard provisions for such agreements, including customary indemnification provisions.

With respect to any failure by the Management Purchasers to complete the purchase of the MBO Businesses, Parent was asked to expressly agree that there be no recourse against the Company for transaction expenses and any other damages.

Timing and Extension of Tender Offer.  The draft Merger Agreement provided that the tender offer must commence no later than 15 business days after execution of the Merger Agreement. The Special Committee requested that the Merger Agreement provide that the tender offer commence no sooner (instead of no later) than 15 business days following the date the Agreement is signed, and remain open for not less than 60 business days. In addition, the Special Committee requested that Merger Agreement specify that Parent may not accept tendered shares or close the tender offer if the Company is considering a superior proposal.

Minimum Tender Condition.  The draft Merger Agreement stated that one of the conditions to Parent’s obligation to consummate the tender offer was that Parent would own, after the Offer, at least a majority of the outstanding Shares. The Special Committee requested that this minimum tender condition should also require that there shall have been validly tendered and not withdrawn prior to the expiration of the tender offer a majority of the shares held by disinterested stockholders.

Sandler O’Neill spoke to Parent on October 20, 2006 to discuss the open issues with respect to the Merger Agreement. Parent raised a concern with respect to Mr. Kies’ employment agreement and whether he might raise a constructive termination claim under his employment agreement as a result of the assignment of the agreement to the Management Purchasers.

On October 20, 2006, Parent’s counsel advised that Parent would insist on a break-up fee of 3% of the equity value of the Company, but would allow a market check for the MBO Businesses. Parent would also agree to launch the Offer no sooner than 15 business days after signing and to keep the Offer open for 45 business days so that the Company would have more time to seek alternative transactions which would result in greater value for stockholders. Parent also advised that any higher bid for the MBO Businesses would result in a loss of a tax benefit Parent had expected to realize because of the resulting reduction in the tax loss to the surviving company related to the sale of the MBO Businesses for less than the total unamortized acquisition cost of such businesses. Therefore, Parent would insist on retaining 38.3% (Parent’s marginal, blended tax rate) of any net increase in proceeds from the sale of the MBO Businesses to another bidder. Parent also wanted the right to approve a third party contract for the MBO Businesses and to limit the survival of representations and indemnity obligations after the Closing.

On October 22, 2006, Mr. Wamberg, a representative of Sandler O’Neill, Mr. Beardsworth and legal counsel for each of Parent and the Company discussed the open points on the Merger Agreement.

On October 23, 2006, the Special Committee met in person to hear reports from KBW and Sandler O’Neill and to review with counsel the terms of the draft Merger Agreement and the draft MBO Agreement. Mr. Wamberg attended a portion of the meeting at the invitation of the Special Committee. Mr. Wamberg began the meeting with a summary of the Company’s relationship with Parent, including a summary of the discussions regarding a possible sale of the Company to Parent in 2004. Mr. Wamberg advised the Special Committee of the potential constructive termination claim by Mr. Kenneth Kies, a proposed member of the group of Management Purchasers, of $5.6 million based on a change of control and potential assignment of his employment agreement to the Management Purchasers. The Special Committee requested that the Management Purchasers assume this potential liability, and Mr. Wamberg stated that the Management Purchasers were unwilling to do so. The Special Committee also discussed requiring Mr. Wamberg to personally guarantee the obligation to purchase the MBO Businesses. Mr. Wamberg agreed to consider that request. The Special Committee members again discussed with Mr. Wamberg whether Mr. Wamberg would increase his proposed purchase price for MBO Businesses. Mr. Wamberg responded that he was not prepared to offer more for the MBO Businesses. Mr. Wamberg indicated that he was prepared to make his proposal in order to meet the condition of Parent that the MBO Businesses be acquired by a buyer other than Parent and that the Company would not be restricted from seeking alternative proposals for the MBO Businesses. However, Mr. Wamberg indicated that he would consider providing to the Special Committee additional assurance of his ability to close the purchase of the MBO Businesses.

Sandler O’Neill made a presentation to the Special Committee which began with a summary of the proposal. The proposal was $16.45 per share (based on the average closing price of the Company’s common stock for the 60-day period ending October 20, 2006) in cash to be structured as a tender offer followed by a second-step merger. The sale of the MBO Businesses to the Management Purchasers was to occur prior to the close of the tender offer. All employment contracts and severance rights would be honored. The Closing was anticipated for the first quarter of 2007. A break-up fee of 3% of the aggregate equity value was contemplated. This fee would be required to be paid by the Company if the board withdraws its recommendations of the transaction or the Merger Agreement is terminated under certain circumstances after a takeover proposal is made by a third party. The Corporate Solutions Group would include the Executive Benefits Practice, the Banking Practice and Clark Securities. The MBO Businesses would include the Healthcare Group, Pearl Meyer & Partners, the Federal Policy Group, MedEx, the Baden Retirement Plan Services, the Stratford Advisory Group, and Clark/Benson, LLC. The MBO Businesses also include the Resource Center which provides administrative and other services to various business units of the Company and represents a significant portion of the Company’s corporate overhead. Sandler O’Neill reviewed the separation costs, which included $4.4 million of Corporate Solutions Separation Costs to be assumed by Parent and $14.9 million of MBO Separation Costs which would be paid by the Company at Closing and would be deducted in determining the amount paid to the Company’s stockholders for their shares. As part of its presentation, Sandler O’Neill reviewed the Company’s recent financial performance and a review of analysts’ current ratings on the Company’s stock. Sandler O’Neill also reviewed its financial analyses of the Company and the proposed transaction. Sandler O’Neill informed the Special Committee that this analysis would be updated to reflect any changes in the terms of the transaction and other factors and would form the basis of any fairness opinion it was requested to deliver. Subject to such changes, Sandler O’Neill informed the Special Committee that it would be prepared to issue an opinion that the overall transaction was fair to the Company and its unaffiliated stockholders, from a financial point of view. At this point, Mr. Wamberg and Sandler O’Neill were excused from the meeting.

KBW made its presentation to the Special Committee regarding the overall transaction. After outlining its review of the transaction, KBW reviewed its comparable companies analysis, a comparable merger and acquisition transactions analysis, a discounted cash flow analysis and a historical transaction premium analysis. Based on this analysis and subject to subsequent changes in the transaction and other factors, KBW informed the Special Committee that it would be prepared to issue an opinion that the overall transaction was fair to the Company and its disinterested stockholders, from a financial point of view.

KBW made a presentation regarding the MBO Businesses. KBW reviewed the proposal for the MBO Businesses of $35.3 million in cash to be paid at Closing along with the assumption of debt of $8.8 million for an aggregate purchase price of $44.1 million. The closing of the Merger is conditioned upon the closing of the sale of the MBO Businesses. KBW reported that through the first six months of 2006, the MBO Businesses excluding Clark/Benson and MedEx, produced total revenues of $42.7 million. KBW interviewed the Company’s senior management and top-producers at Pearl Meyer and Federal Policy Group and reported their view that the sale of the MBO Businesses to a third party potentially risks a significant amount of revenues as a result of potential departures of key employees not subject to long-term employment agreements. Given the assumption that there was a substantial risk that a significant portion of revenues and EBITA would be at-risk in a sale of the MBO Businesses to a non-management third party, KBW raised the possibility that a third party may not be willing to pay a goodwill premium to acquire the MBO Businesses. Based upon this assumption, KBW modeled the expected cash flows of the MBO Businesses under a Management Scenario where there is little employee attrition and also under an Employee Attrition Scenario assuming substantial personnel departures.

KBW also raised the possibility to the Special Committee that, in light of the disparate nature of the various segments of the MBO Businesses, a single bidder may be unlikely to seek all of the MBO Businesses. Rather, KBW indicated that multiple bidders for different divisions of the MBO Businesses may be a more likely means of obtaining an aggregate superior proposal, if any, for the MBO Businesses.

KBW estimated that the value of the MBO Businesses on October 23, 2006 was between $22 and $75 million based on a comparable company analysis. However, KBW also advised the Special Committee that a discounted cash flow analysis implied a present value range of $40.0 million to $65.0 million under the Management Scenario, and a present value range of $3.0 million to $9.0 million under an Employee Attrition Scenario. In response to a question concerning the breadth of the above ranges, KBW’s representative, while not stating a specific value, explained that one could, giving equal weight to these ranges, arrive at an indicated value in the mid to upper $20 million range.

Following the meeting, Mr. Wamberg gave assurances to Special Committee members regarding his financial capability to complete the purchase of the MBO Businesses. In part of this discussion, Mr. Wamberg provided the members a draft letter from his personal financial adviser as to Mr. Wamberg’s financial resources to complete the purchase of the MBO Businesses. The letter stated “Based on various information you have provided me, as well as copies of the projected revenue of the other companies, I believe you will have sufficient liquidity to close the transaction, solely for cash.” One of the members of the Special Committee requested that Mr. Wamberg increase his offer for the MBO Businesses. Mr. Wamberg refused to entertain any price increase. Certain Special Committee members asked Mr. Wamberg to guarantee the $2.00 per Share price. Mr. Wamberg responded that he would consider doing so if the MBO Agreement contained a provision relieving the Management Purchasers’ obligation to close if there was a material adverse change due to the loss of key personnel. The Special Committee members expressed their view that Mr. Wamberg should guarantee the price without such a provision.

On October 24, 2006, the Special Committee Meeting was reconvened. Mr. Wamberg discussed with the Special Committee the issue of the potential constructive termination claim by Kenneth Kies. Mr. Wamberg anticipated that Parent would request a waiver of Mr. Kies’ claim prior to the execution of the Merger Agreement. Mr. Wamberg expressed his intention to move forward with the purchase of the MBO Businesses and indicated he would assume any risk of a Kies claim.

The Special Committee also discussed the proposed sale of the Corporate Solutions Group to Parent. KBW distributed an updated presentation with respect to the overall transaction and the value of the MBO Businesses and reviewed some of the revised information with the Special Committee. None of these revisions affected KBW’s preparedness, subject to changes in the transaction and other factors, to issue an opinion that the overall transactions were fair to the Company’s disinterested stockholders from a financial point of view. The Company’s counsel and the Special Committee’s counsel reviewed the current drafts of the Merger Agreement and the MBO Agreement. The attorneys reviewed certain issues on the documents that had not yet been resolved and obtained direction from the Special Committee on how to address certain issues with Parent, including issues relating to indemnification provisions, commencement date and length of tender offer, extension of notice provision, restrictions on payment of break up fee, and public announcement of the Company’s ability to consider unsolicited takeover proposals.

Counsel for the Company and Special Committee also reviewed the current draft of the MBO Agreement and discussed the key terms and provisions. As a result of the discussions concerning the MBO Agreement for MBO Businesses, the Special Committee concluded to require the following:

(1) The purchase price for the MBO Businesses would be $2 per share ($35.4 million) plus the assumption of debt with no material adverse change or other conditions;

(2) The MBO Businesses transaction would not be required to close only if Parent does not close the Merger transaction; and

(3) Mr. Wamberg will be required to provide a commercial irrevocable letter of credit with automatic draw provisions to back up the obligation to close the purchase of the MBO Businesses.

These MBO Agreement requirements were discussed with Mr. Wamberg. Mr. Wamberg was unwilling to provide a commercial irrevocable letter of credit. He reviewed the assurances that he would provide to the Special Committee regarding his ability to finance the transaction. Mr. Wamberg stated he would provide a nonrefundable deposit of $500,000 to secure the obligation of the Management Purchasers to close the purchase of the MBO Businesses in accordance with the terms of the MBO Agreement. Mr. Wamberg assured the Special Committee that he had concurrence from the leaders of the MBO Businesses and would obtain documentation if requested. He indicated that Mr. Benson had asked Parent to support Clark/Benson acquisitions in the future, but this would not be a condition of Mr. Wamberg’s commitment to complete the purchase of the MBO Businesses.

Mr. Wamberg also distributed a draft of a confidential summary of indicative terms for providing financing for the purchase of the MBO Businesses dated October 14, 2006 issued by JP Morgan Chase Bank, NA. The term sheet indicated a $20 million term loan for the acquisition of the MBO Businesses and a $10 million working capital line. It also indicated that participation from a second bank would be required. Mr. Wamberg expressed his intention that the Management Purchasers would provide $15,000,000 in equity. Mr. Wamberg indicated his intention to contribute $10,000,000 of the $15,000,000 in equity and expected to obtain but had not yet confirmed, $5,000,000 from others such as Messrs. Benson, Pyra, Kies and Rich.

After further discussion, the Special Committee determined that it would require the following regarding the ability of the Management Purchasers to purchase the MBO Businesses:

(1) Satisfactory confirmation from a bank lender on the term sheet status;

(2) Satisfactory confirmation regarding financing participation from a second bank;

(3) Satisfactory support for Mr. Wamberg’s ability to provide or obtain $15,000,000 in equity, including a detailed explanation from the participants and satisfactory support for financial commitment from investors;

(4) An explanation of the financing for Clark/Benson acquisitions if not provided by JP Morgan Chase;

(5) Satisfactory evidence of organization of the new entity to purchase the MBO Businesses including ownership, capitalization, investors, and business leaders’ commitments to remain employed;

(6) A separate letter from each Management Purchaser confirming their respective ownership interest, amount invested, agreement with the operating agreement and agreement to remain employed with the new entity; and

(7) Receipt of a $500,000 deposit to secure the obligation of the Management Purchasers to close the purchase of the MBO Businesses in accordance with the terms of the MBO Agreement.

The requirements were discussed with Mr. Wamberg.

As directed by the Special Committee, counsel and Sandler O’Neill negotiated the Merger Agreement and the MBO Agreement. These negotiations concerned the matters raised by the Special Committee as well as detailed reviews of several drafts of the Merger Agreement and the MBO Agreement.

On October 26, 2006, the Special Committee met to discuss the status of the negotiations with respect to the transaction documentation. At the invitation of the Special Committee, Sandler O’Neill gave the Special Committee an update on the open issues as discussed at the October 24, 2006 Special Committee Meeting. Parent agreed to provide full indemnity and to be jointly and severally responsible along with the Company for the indemnity obligations to Company officers, directors and employees and also agreed that the Offer would commence no sooner than 15 business days after signing and remain open for at least 45 business days. Parent would not agree to extend the notice for termination from 10 to 30 business days or to release the Company from paying the break up fee if the sale of the MBO Businesses does not close due to the fault of the Management Purchasers. In cases where the break up fee would apply after termination of the agreement following a third party takeover proposal and a subsequent sale of the Company within 12 months, Parent would not agree to limit the break-up fee to instances where the Company later enters into a takeover transaction with the same third party who made the takeover proposal. Parent did agree, however, to shorten the 12-month period to six months so that the fee would not apply if the Company enters into the takeover transaction later than six months after termination of the agreement. The other issues discussed at the October 24, 2006 Meeting were still open issues as of October 26, 2006. Akin Gump gave the Special Committee an update on the status of the items the Special Committee requested with respect to Mr. Wamberg and the Management Purchasers.

Company counsel in consultation with the Special Committee’s counsel and Parent’s counsel negotiated with the Management Purchasers’ counsel from mid-October through October 31, 2006 on a number of points on the MBO Agreement, which included the following:

(1) The Management Purchasers wanted the ability to update disclosure schedules to the MBO Agreement prior to Closing, including revising the list of assets that would be included in the MBO Businesses;

(2) The parties to the MBO Agreement initially disagreed as to how the liabilities being assumed by the Management Purchasers would be defined;

(3) The parties to the MBO Agreement disagreed as to the level of indemnity provided by the Company to the Management Purchasers as to pre-closing operations;

(4) The Management Purchasers wanted the Company to assign any rights to insurance coverage it held to cover any liabilities that the management group would assume as part of the transaction;

(5) The parties to the MBO Agreement disagreed as to whether the transition services agreement would be agreed to prior to Closing or prior to the execution of the agreement;

(6) The Management Purchasers desired an ability to terminate the MBO Agreement upon a “Material Adverse Change” which was proposed to include a material adverse change in the Company’s financial condition, operating results, assets, prospects, operations, business, employee relations, customer relations, litigation and other matters; and

(7) The Special Committee requested Mr. Wamberg to be jointly and severally liable for the obligations of the Management Purchasers under the MBO Agreement.

The ultimate resolution of the foregoing points is as follows:

(1) As to the Company’s concern that the assets and liabilities be more particularly identified in the agreement, the Company agreed that it would sell only the assets identified in the agreement at the time of signing, but that some of the assets could be described in more general terms. The MBO Agreement provided for limited rights to update schedules prior to Closing;

(2) Any disputes over the split of certain assets between the Management Purchasers and the Company are to be resolved by an accounting firm;

(3) The Management Purchasers agreed to assume, with certain limited exceptions, all liabilities primarily related to the MBO Businesses;

(4) No indemnity for preclosing operations was provided to the management group by the Company;

(5) The Company agreed to use commercially reasonable efforts to collect on any insurance coverage which exists to cover liabilities assumed by the Management Purchasers, but the Company would not be obligated to incur costs to maintain such coverage for the benefit of the Management Purchasers;

(6) The Management Purchasers, Parent and the Company agreed to certain transition periods for the office space and the use by the Company of certain software and hardware sold to the Management Purchasers and that a separate transition services agreement would not be required;

(7) The MBO Agreement did not contain a Material Adverse Change provision;

(8) Mr. Wamberg agreed to become jointly and severally liable for the obligations of the Management Purchasers under the MBO Agreement and agreed to provide all funds required to consummate the transaction, if necessary, without financing or equity consideration from others; and

(9) The MBO Agreement provides for the Company to solicit offers from third parties for any or some or substantially all of the MBO Businesses; the Management Purchasers will be notified of the highest bid or bids acceptable to the Company and will have the option to respond.

On October 29, 2006, the Board of Directors and, thereafter, the Special Committee met telephonically to review the status of various open issues with respect to the negotiations of the Merger Agreement with Parent and the status of the MBO Agreement with respect to the sale of the MBO Businesses. Mr. Kies was present by invitation to discuss any potential claim under his employment agreement as it related to the proposed transactions. The Board of Directors discussed the Kies claim and Mr. Kies indicated that he would propose an amount which he would require to waive any claim under his employment agreement as a result of the transactions. As part of the Special Committee Meeting, Akin Gump gave the Special Committee an update on the materials that Mr. Wamberg was obtaining for the Special Committee’s review to satisfy itself that the Management Purchasers had the financial resources to close the purchase of the MBO Businesses. Akin Gump reported that it had received the following documentation:

(1) An updated letter dated October 27, 2006 from JP Morgan Chase Bank, NA indicating its interest in financing the Management Purchasers’ purchase of the MBO Businesses at the levels indicated in its October 14 letter. The October 27 letter eliminated the requirement for participation of a second bank, and called for supporting documentation from Mr. Wamberg and Mr. Benson regarding their commitment to personally guaranty the credit facility.

(2) A copy of the Certificate of Formation and an operating agreement term sheet for the newly created limited liability company, Clark Wamberg LLC, that will be used by the Management Purchasers to purchase the MBO Businesses.

(3) A summary of the proposed ownership structure for Clark Wamberg LLC.

(4) Certain information related to the personal finances of Mr. Wamberg.

(5) Letters from various proposed owners confirming their commitment to participate as owners of Clark Wamberg LLC.

(6) The letter from Mr. Wamberg agreeing to make a $500,000 non-refundable deposit to secure the performance of Clark Wamberg LLC to complete the purchase of the MBO Businesses and a photocopy of the check.

On October 30, 2006, each of the Board of Directors and thereafter the Special Committee met telephonically to discuss the status of negotiations on a number of issues. Mr. Wamberg reported to the Board of Directors that Mr. Kies would accept $500,000 as consideration for a waiver of any claim he has against Parent and the Company as a result of the completion of transactions contemplated under the Merger Agreement and MBO Agreement. Mr. Wamberg advised the Board that the Management Purchasers would no longer be willing to assume this liability. After discussion of this issue, the Board meeting was adjourned, and the Special Committee meeting convened.

Counsel for the Special Committee addressed the issues regarding the Kies settlement, and the Special Committee, realizing it was necessary to resolve the issue in order to facilitate the transaction, agreed that the settlement payment would be included in the Management Separation Costs to be paid by the Company and deducted in calculating the price to be paid by Parent to stockholders.

Counsel for the Company and for the Special Committee reported and the Special Committee considered the reports of the negotiations with Parent, including the following matters:

A.	Timing Issues:

(1) Parent agreed that the tender offer be commenced no sooner than 15 business days after signing the Merger Agreement;

(2) Parent agreed that the tender offer would be kept open for at least 45 business days;

(3) The Special Committee requested the right to extend the tender offer period in order to pursue potential alternate proposals concerning the Corporate Solutions Group and the MBO Businesses; Parent did not agree to that request in view of its agreement to keep the tender offer open for 45 business days after commencement;

(4) Parent agreed to eliminate certain termination provisions and that the Board would have the opportunity to consider and decide whether to accept a superior proposal for the Corporate Solutions Group business; upon notifying Parent of that decision, Parent will have 4 business days to respond before the Company can terminate the transaction and pursue the superior proposal; and

(5) The ability to consider other proposals for the Corporate Solutions Group remains limited to responding to unsolicited proposals received for the Corporate Solutions Group.

B.	Items Relating to the MBO Businesses:

(1) Parent agreed there would be no restrictions to actively soliciting proposals for the MBO Businesses, however, Parent would have the right to approve any contracts with third party purchasers with certain restrictions;

(2) The Company requested that Parent accommodate the potential for more than one third party purchaser of the MBO Businesses and Parent was not willing to commit itself in advance to such a process;

(3) The Special Committee requested that Parent agree that its consent to a third party contract would not be unreasonably withheld; Parent agreed to that request only under circumstances where an amount equal to the Company’s maximum post-closing contingent obligations, including indemnity obligations and defense costs, is withheld to fund any post-closing contingent indemnity obligations; and

(4) Parent agreed that it will not disapprove an alternative contract provided that the representations and warranties do not survive the closing and the Company would have no post-closing indemnity obligations.

C.	Break-Up Fee Issues:

(1) Where the break up fee would apply in the case of termination of the agreement due to failure of the Merger to close by an Outside Date defined in the Merger Agreement after a takeover proposal to acquire the Company is made by a third party, the Special Committee requested that the fee apply only if the Parent transaction is terminated and the Company then enters into a transaction to be acquired by the same party that made the proposal within 12 months after the termination. Parent refused this request but agreed to shorten the period to 6 months so that no breakup fee would be required in this situation if the Company enters into a transaction later than 6 months after termination of the Merger Agreement;

(2) The Special Committee requested that the break-up fee be reduced from approximately $8.7 million to $7 million; Parent agreed to reduce the break-up fee to $8 million with a cap on expenses to $1.5 million; and

(3) The Special Committee requested that no break-up fee be paid if Parent terminates the Merger Agreement because the sale of the MBO Businesses fails to close due to the Management Purchasers’ fault; Parent agreed but insisted on reimbursement for expenses if the entire transaction is terminated for that reason.

D.	D&O Indemnity Issues:

(1) Parent agreed to maintain appropriate insurance for 6 years instead of 3 years; and

(2) Parent had included a restriction that the premium for the directors’ and officers’ insurance would not exceed 150% of the Company’s current premiums; the Special Committee requested a 300% cap and Parent agreed to a maximum of 200% of current premium levels.

E.	Minimum Tender and Approval Issues:

Parent’s original proposal required that Parent obtain more than 51% of the outstanding shares as a result of its tender offer; the Special Committee requested that a majority of the shares owned by disinterested stockholders be received as well and that these conditions could not be waived and Parent has agreed.

F.	Sale of MBO Businesses:

(1) Mr. Wamberg agreed to be a party to the MBO Agreement as a joint obligor under the agreement and agreed to provide all funds required to consummate the transaction, if necessary, without financing or equity consideration from others;

(2) The Special Committee requested a bank commitment letter in support of purchase price financing and Mr. Wamberg provided a bank indication of interest letter outlining proposed terms of financing, but which does not constitute a bank commitment;

(3) The Special Committee requested additional support for a financial mechanism such as an escrow or letter of credit to assure closing and funding of the purchase price; Mr. Wamberg did not agree to this request;

(4) Mr. Wamberg provided a commitment letter confirming his equity participation in Clark Wamberg LLC and his intention to proceed with the bank financing as outlined by the bank’s indication of interest, including providing a personal secured guarantee;

(5) The Special Committee requested personal financial statements from Mr. Wamberg; Mr. Wamberg did not agree to provide them, but will submit them to the bank;

(6) Mr. Wamberg provided a commitment letter from Mr. Benson confirming his equity participation in Clark Wamberg LLC and his commitment to personally guarantee the bank debt; and

(7) Mr. Wamberg provided a commitment letter from each of Mr. Kies and Mr. Rich confirming their equity participation in Clark Wamberg LLC. Although Mr. Rich subsequently withdrew his commitment, Clark Wamberg LLC is expected to have the requisite $15 million of capital to proceed with the bank financing.

On the evening of October 31, 2006, the Board of Directors met telephonically and received a report on the status of each of the Merger Agreement and the MBO Agreement. Sandler O’Neill delivered to the Board its oral opinion, subsequently confirmed in writing that, as of such date, the $16.55 per share price was fair to the Company’s unaffiliated stockholders from a financial point of view. Counsel to the Special Committee and the Company then reviewed in detail with the members of the Board the terms of the Merger Agreement and the MBO Agreement, as well as the fiduciary duties of the Board in considering and acting upon the transactions with Parent and the Management Purchasers proposing to purchase the MBO Businesses.

The Special Committee then met separately and received from KBW its oral opinion, subsequently confirmed in writing that, as of such date, the $16.55 per share price was fair to the Company’s disinterested stockholders from a financial point of view. The Special Committee then reviewed each of the principal factors considered during the course of its analysis of the proposed transactions. Following these discussions, the Special Committee, by unanimous vote, determined that the Merger Agreement and MBO Agreement were fair to, and in the best interests of, the Company and the unaffiliated stockholders. Accordingly, the Special Committee unanimously approved the Offer, the Merger Agreement and the MBO Agreement, subject to the receipt of a written fairness opinion from Sandler O’Neill that the $16.55 per share price was fair to the unaffiliated stockholders from a financial point of view and a similar written fairness opinion from KBW, and finalization of the Merger Agreement and MBO Agreement substantially in the form presented to the Special Committee.

Immediately following the meeting of the Special Committee, the Board reconvened to receive the report and recommendation of the Special Committee. Counsel to the Special Committee and the Company then reviewed in detail with the members of the Board the terms of the Merger Agreement and the MBO Agreement, each of the principal factors considered during the course of the Special Committee’s analysis of the proposed transactions as well as the fiduciary duties of the Board in considering and acting upon the transactions with Parent and the Management Purchasers.

After this review, each of the independent members of the Board, by unanimous vote, and all members of the Board by a second unanimous vote, determined that the Offer and Merger Agreement and MBO Agreement were fair to, and in the best interests of, the Company and the unaffiliated stockholders, and approved the Merger Agreement and MBO Agreement, subject to the receipt of a written fairness opinion from Sandler O’Neill that the $16.55 per share price was fair to the unaffiliated stockholders from a financial point of view and a similar written fairness opinion from KBW and finalization of the Merger Agreement and MBO Agreement substantially in the form discussed by the Board. The Board then unanimously voted to recommend to the stockholders the approval and adoption of the Merger Agreement and that the stockholders accept the Offer.

On November 1, 2006, after final revisions to the documents, each of the Merger Agreement and the MBO Agreement were executed by the parties.

Certain Post-Execution Activities

Since the Merger Agreement and MBO Agreement were executed, the Company has received inquiries from various third parties. The inquiries related to the Corporate Solutions Group and the MBO Businesses.

Corporate Solutions Group.  Shortly after the transaction was announced, Sandler O’Neill received an inquiry from an insurance company with whom the Company has a long-standing business relationship regarding that company’s interest in considering an acquisition of the Corporate Solutions Group. After a briefing by Sandler O’Neill, the Board determined to enter into a confidentiality agreement with this party and to provide it with certain information regarding the Corporate Solutions Group. After executing a confidentiality agreement and reviewing due diligence information, this party notified Sandler O’Neill that it would not make a proposal to acquire the Company or the Corporate Solutions Group. In so doing, the party’s representative reflected that the Company had obtained a very full value in this transaction.

MBO Businesses.  Following the announcement of the transaction, representatives of Sandler O’Neill contacted parties that had expressed interest in acquiring the MBO Businesses or which Sandler O’Neill believed might have an interest in acquiring the MBO Businesses. In all, over 60 potentially interested parties have been contacted. To the extent these parties had an interest in all or part of the MBO Businesses, they were asked to enter into confidentiality agreements for the benefit of the Company and were given access to information regarding the MBO Businesses. The Special Committee believes that they are undertaking, with the assistance of Sandler O’Neill, an extensive process designed to determine whether there is a higher price available for the MBO Businesses which would lead to greater value to the Company’s stockholders. There can be no assurances that this process will result in a transaction other than the sale of the MBO Businesses to Clark Wamberg LLC upon the terms specified in the MBO Agreement.

On November 15, 2006, Mr. Pyra notified Dr. Pohlman and Mr. Wamberg that he was working with a private equity firm to consider submitting an offer for the MBO Businesses.

On November 20, 2006, Mr. Wamberg convened a telephonic meeting of the Board of Directors. Mr. Wamberg presented his concerns with respect to the potential submission of a competing offer by or through Mr. Pyra while Mr. Pyra was in the position of President and a director of the Company. Being the subject of the discussion, Mr. Pyra agreed not to participate in the call.

Mr. Wamberg presented to the Board his request that they ask Mr. Pyra to accept a severance payment and resign as President and as a director. Mr. Wamberg wanted all qualified bidders, including Mr. Pyra, to have the opportunity to make competing offers to maximize potential distribution to the stockholders. He did not believe, however, that Mr. Pyra should be permitted to make such an offer while in the position of President and Chief Operating Officer. Mr. Wamberg expressed his concern that Mr. Pyra’s personal interest in a potential transaction would render him unable to provide objective management of the business leaders and employees in the MBO Businesses and unable to deal with other interested potential bidders. Mr. Wamberg expressed concern that the potential for competing bids for the MBO Businesses by two of the Company’s senior executive officers could cause internal disruption. Mr. Wamberg also expressed concern regarding the potential for dissatisfaction with the Management Purchasers’ offers to employees if Mr. Pyra’s group made a competing offer and then failed to consummate the transaction. A majority of the directors considered this a matter for the Special Committee and the Board meeting was adjourned to facilitate a meeting by the Special Committee.

The Special Committee immediately convened its meeting by telephone to consider Mr. Wamberg’s request. After discussion, including consideration of various legal matters by counsel for the Special Committee and the Company, the Special Committee decided not to request Mr. Pyra to resign. The Special Committee concluded that Mr. Pyra should continue to manage the operation of the Company as President and Chief Operating Officer and should not be precluded thereby from submitting an offer that would potentially compete with the offer of the Management Purchasers or any other potential purchasers interested in so doing. The Special Committee encouraged Mr. Pyra to submit a competing offer. The MBO Agreement does not limit or provide conditions as to the source of potentially competing offers and does give the Management Purchasers the opportunity to respond to any resulting offers which the Board considers to be superior.

On November 21, 2006, James Benson and Alan Botsford, a managing director for Clark/Benson, met in Cedar Rapids, Iowa with Mr. Gilman to discuss whether Parent or one of its affiliates would have an interest in financing the Clark/Benson business. Mr. Gilman indicated that they would refer the Clark/Benson opportunity to the appropriate parties with Parent’s affiliate for consideration.

On November 24, 2006, the Management Purchasers raised a question as to whether the Company has the right under the MBO Agreement to accept a potential combination of proposals for segments of the MBO Businesses from different purchasers and to terminate the MBO Agreement if the Management Purchasers did not choose to respond with a sufficient competing offer. After discussion, the Management Purchasers have acknowledged and agreed that the Company may consider and potentially accept any configuration of qualified proposals from third parties that would advantage the Company’s stockholders and be acceptable to Parent pursuant to its approval rights under the Merger Agreement.

Mr. Benson and Mr. Kies have committed to the Special Committee that they will participate as members of Clark Wamberg LLC. Negotiations with respect to the operating agreement have not yet been completed and they have not yet become members of Clark Wamberg LLC of which Mr. Wamberg is currently the sole member. Under the MBO Agreement, Mr. Wamberg has agreed to provide all funds required to consummate the purchase of the MBO Businesses, if necessary, without bank financing or equity contributions from others.

Amendment No. 1 to the Merger Agreement.  The Company, Parent and Purchaser amended the Merger Agreement in order to cure an inadvertent technical error in the provisions relating to stockholder approval of the Merger after the Minimum Tender Condition (described below) has been satisfied and the Offer has been consummated. The Minimum Tender Condition of the Offer requires that the shares validly tendered and not withdrawn constitute at least (i) a majority of the outstanding shares of Company Common Stock, including the shares owned by Parent, and (ii) a majority of the shares owned by Disinterested Stockholders as defined in the Merger Agreement. Inadvertently, the Merger Agreement provided that approval of the Disinterested Stockholders would also be necessary to complete the Merger after Purchaser had accepted and paid for the shares tendered by a majority of the Disinterested Stockholders. That requirement was unintended and could interfere with the intended consummation of the Merger.

Accordingly, Amendment No. 1 to the Merger Agreement provides for modification to reflect the parties’ original intention that consummation of the Offer be conditioned in part on the requirement that a majority of shares of Company Stock beneficially owned by Disinterested Stockholders (as therein defined) be validly tendered prior to the expiration of the Offer and that Disinterested Stockholder Approval as provided or referred to in Section 6.01(a) and Section 7.03 of the Merger Agreement was not intended to operate as a condition to the Merger in which dissenting stockholders would have appraisal rights under Delaware law. In addition, Amendment No. 1 expands the list of stockholders who are not to be considered Disinterested Stockholders. Amendment No. 1 is effective as of November 1, 2006, which is the date of the Merger Agreement.

The Special Committee and the Board approved Amendment No. 1 and the final Merger Agreement, as so amended, and have renewed their recommendations to the Company’s stockholders with respect to acceptance of and participation in the Offer and the Merger.

SECTION 2.	RECOMMENDATIONS OF THE COMPANY’S SPECIAL COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE OFFER

The Company’s Board of Directors and Special Committee has each unanimously (i) determined that the Merger Agreement is advisable and approved the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby, (ii) determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to enter into the Merger Agreement and to consummate the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) recommended that the Company’s Stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Offer and Merger contemplated by the Merger Agreement, and in recommending that all stockholders accept the Offer and approve and adopt the Merger Agreement, the Board of Directors and the Special Committee consulted with their legal and financial advisors and considered a number of factors. In particular, the following considerations were discussed and evaluated:

1. The tender offer price of $16.55 to be offered to the stockholders comprises a 32% premium to the October 31, 2006 closing price, a 42% premium to the average closing price for the 30-day period ending October 31, 2006 and constitutes a significant premium to the stockholders.

2. The Merger Agreement contains a customary fiduciary market check provision permitting the Board to entertain any unsolicited proposals or inquiries received by the Company for the Corporate

Solutions Group after announcement of the transaction if the Board in good faith determines that its fiduciary obligations require it to do so.

3. Based on its discussions with Mr. Wamberg, the Special Committee concluded that Mr. Wamberg would not offer a better price or better terms than those set forth in the MBO Agreement.

4. The position of Parent that its offer is conditioned upon Parent acquiring only the Corporate Solutions Group businesses.

5. The potential adverse tax consequences to stockholders from alternative transaction structures.

6. The Merger Agreement and the MBO Agreement allow the Board to solicit any alternative proposals relating to the MBO Businesses.

7. Sandler O’Neill, the Company’s financial advisor, has been instructed to conduct a market check for potential interest in the MBO Businesses from third parties.

8. The Company’s ability to issue a press release indicating that it may consider any superior third party proposals for the Corporate Solutions Group and actively solicit alternative proposals for the MBO Businesses.

9. The transaction requires the tender by a majority of disinterested stockholders.

10. A potential sale of the Company was actively explored approximately two years ago and received no interest or proposals other than from Parent.

11. During the prior two year period since the Company was shopped and the original Parent proposal was received, the Company received no other inquiries or proposals from third parties.

12. The Company is not subject to restrictions which would preclude its ability to fully investigate any third party offers received for the Corporate Solutions Group or the entire Company and withdraw from the transaction and pursue the alternative transaction if the Board considered such action in the best interest of the stockholders.

13. The time period from announcement of the transaction to the expected consummation of the Offer allows sufficient time for any potential bidders to conduct their review and make a bid for the Corporate Solutions Group, any or all of the MBO Businesses or the entire Company.

14. The negotiated terms of the Merger Agreement are reasonable and consistent with terms in similar transactions, including provisions relating to the timing of actions.

15. The amount and circumstances under which a termination fee would be payable to Parent are reasonable.

16. The Board has received an opinion from Sandler O’Neill that the $16.55 per share price to be received by the stockholders is fair to unaffiliated stockholders from a financial point of view.

17. The Special Committee has received an opinion from KBW that the $16.55 per share price to be received by the stockholders is fair to the disinterested stockholders from a financial point of view.

18. KBW’s valuation to the effect that the price to be paid by the Management Purchasers for the MBO Businesses is within several of the valuation ranges indicated by KBW, and substantially above the range indicated by the at-risk nature of the financial performance of the MBO Businesses due to potential personnel departures.

19. The commitment by Mr. Wamberg to proceed with the purchase of the MBO Businesses evidenced in writing confirming (a) Mr. Wamberg agrees with the proposed terms of a $30 million bank credit facility to Clark Wamberg, LLC (which includes $20 million of financing for the purchase of the assets and $10 million of working capital), (b) Mr. Wamberg has agreed to provide a secured personal guarantee of the bank credit facility, (c) ownership and equity capital commitment to Clark Wamberg, LLC totaling $15 million, (d) Mr. Wamberg’s commitment to purchase the MBO Businesses is not contingent upon closing of the bank credit facility or equity contributions from other parties, (e) Mr. Wamberg has no understandings, plans or arrangements to transfer or sell any portion of the MBO Businesses or the MBO Businesses assets post-closing.

20. A $500,000 non-refundable security deposit provided to the Company by Mr. Wamberg in support of the Management Purchasers’ obligation to close the purchase of the MBO Businesses.

21. The commitment letters received by the Special Committee from Mr. Wamberg, James Benson and Mr. Kies confirming their respective commitments to participate in Clark Wamberg, LLC and provide aggregate capital of $15 million to Clark Wamberg, LLC.

22. The negotiated terms of the MBO Agreement including the joinder by Mr. Wamberg as a joint obligor and his commitment to provide all funds required to consummate the transaction, if necessary, without financing or equity contributions from others.

In addition to the factors considered above, the Board of Directors and the Special Committee considered a number of more general factors, as well as a number of risks and uncertainties in their deliberations, including, without limitation, the following:

1. The benefits and detriments (including cost) to the Company and its stockholders in connection with the continuation of the Company as a public company.

2. The fact that the stockholders would have no continuing equity interest in the Company following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if the Company remained public.

3. The fact that the transaction would eliminate the risk of any future decreases in the value of the Company.

4. The relative size of the Company as a public company and corresponding trading volume history and liquidity.

5. Current and historical market prices of the common stock of the Company.

6. The uncertainty of the potential outcome of pending litigation or other proceedings.

7. The various payments to be made to management and participants in the transaction.

8. The presentation of Sandler O’Neill regarding its analysis of various valuation reference ranges.

9. The presentation of KBW regarding its analysis of various valuation reference ranges.

10. The presentation of KBW regarding its analysis of various valuation reference ranges for the MBO Businesses.

11. The net book value of the common stock of the Company, the going concern value of the Company and the liquidation value of the Company.

12. The assets, obligations, operations and earnings of the Company and its subsidiaries taken as a whole.

13. The Special Committee’s judgment regarding the prospects of the Company based on its current and historical performance, management’s projections and uncertainties regarding the industry in which the Company operates.

14. The uncertainty of short-term and long-term economic conditions and political environment on the Company and its products and services.

15. All of the terms and conditions of the Merger Agreement and the MBO Agreement taken as a whole.

16. The judgment of the Special Committee that the stockholders may lose the opportunity to receive a significant premium to recent market prices for the Company’s stock if the transaction is not pursued.

17. The opportunity to realize a substantial premium over current Share prices compared to the uncertainty of realizing an equivalent value in the future.

18. The agreement by the Management Purchasers to purchase the MBO Businesses in order to facilitate the Offer and Merger proposed by Parent.

19. The procedural fairness of the proposed transaction including the ability of the Board to consider alternatives, and actively market the MBO Businesses and the requirement for tender by a majority of disinterested stockholders.

Neither Special Committee nor the Board of Directors assigned relative weights to the above factors or determined that any factor was of particular importance. Rather, the Special Committee and the Board of Directors each viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee and the Board of Directors assigned different weights to the various factors described above.

Fairness of the Offer

Sandler O’Neill has delivered to the Company’s Board of Directors, and KBW has delivered to the Special Committee their respective written opinions, each dated November 1, 2006, to the effect that, as of such date and based upon and subject to the certain factors and assumptions as set forth in such opinions, the consideration to be received by unaffiliated Stockholders of the Company in the Offer and the Merger was fair from a financial point of view to such holders. KBW has also delivered to the Special Committee a valuation of the MBO Businesses dated October 23, 2006. The full text of Sandler O’Neill’s written opinion, updated to December 6, 2006, and KBW’s written opinion, which describe the assumptions made, procedures followed, matters considered and limitation on the review undertaken, are annexed to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Exchange Act, which is being mailed to Stockholders with this Offer to Purchase. Holders of Shares are urged to read the Schedule 14D-9, including the recommendation of the Board of Directors and reasons therefor and the full text of Sandler O’Neill’s updated opinion and KBW’s opinion, carefully.

SECTION 3.	POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER

Parent and Purchaser are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The position of Parent and Purchaser as to the fairness of the Offer Price to be received by the unaffiliated Stockholders of the Company pursuant to the Offer and Merger is not a recommendation to any Stockholder as to whether such Stockholder should tender Shares pursuant to this Offer to Purchase.

Parent and Purchaser believe that the Offer is substantively and procedurally fair to the Company’s unaffiliated Stockholders. Neither Parent nor Purchaser has undertaken any formal evaluation of the fairness of the Offer to the Company’s unaffiliated Stockholders, and neither Parent nor Purchaser participated in the deliberations of the Company’s board of directors or Special Committee or received advice from Sandler O’Neill or KBW. However, Parent is familiar with the business of the Company and has extensive experience in the insurance industry. In reaching our determination that the Offer and Merger are substantively fair to the unaffiliated Stockholders of the Company, we considered the following factors:

1. The tender offer price of $16.55 being offered to the Stockholders comprises a 32% premium to the October 31, 2006 closing price, a 42% premium to the average closing price for the last 30 trading days and constitutes a significant premium to the Stockholders;

2. The recommendation of the Board of the Directors of the Company regarding the Offer and the Merger;

3. The potential adverse tax consequences to stockholders from alternative transaction structures;

4. The Board received an opinion from Sandler O’Neill that the $16.55 price per Share to be received by the Stockholders is fair to unaffiliated Stockholders from a financial point of view;

5. The Special Committee and the Board received an opinion from KBW that the $16.55 price per Share to be received by the Stockholders is fair to the disinterested stockholders from a financial point of view;

6. The Special Committee received KBW’s valuation to the effect that the price to be paid by the MBO Purchaser for the MBO Business is within the valuation range indicated by KBW;

7. The Offer provides the Stockholders with a substantial premium over current Share prices and eliminates the risk of any future decreases in the value of the Company;

8. The relative size of the Company as a public company and corresponding trading volume history and liquidity;

9. Current and historical market prices of the common stock of the Company;

10. The net book value of the common stock of the Company, the going concern value of the Company and the liquidation value of the Company as a whole and of the Corporate Solutions Group separately;

11. The assets, obligations, operations and earnings of the Company and its subsidiaries taken as a whole and of the Corporate Solutions Group separately;

12. The fact that the Stockholders would have no continuing equity interest in the Company following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if the Company remained public;

13. The uncertainty of the potential outcome of pending litigation or other proceedings; and

14. The various payments to be made to management and participants in the transaction.

In reaching our determination that the Offer and Merger are procedurally fair to the unaffiliated Stockholders of the Company, we considered the following factors:

1. The Merger Agreement contains a customary fiduciary market check provision permitting the Board to entertain any unsolicited proposals or inquiries received by the Company for the Corporate Solutions Group after announcement of the transaction if the Board in good faith determines that its fiduciary obligations require it to do so;

2. The Merger Agreement and the MBO Agreement allow the Board to solicit any alternative proposals relating to the MBO Businesses;

3. Sandler O’Neill, the Company’s financial advisor, has been instructed to conduct a market check for potential interest in the MBO Businesses from third parties;

4. The amount and circumstances under which a termination fee would be payable to Parent are reasonable;

5. The Company’s ability to issue a press release indicating that it may consider any superior third party proposals for the Corporate Solutions Group;

6. The Offer requires the tender by a majority of the Disinterested Stockholders;

7. A potential sale of the Company was actively explored approximately two years ago and received no interest or proposals other than from AUSA;

8. During the prior two year period since the Company was shopped and the original proposal from Parent’s affiliate was received, the Company received no other inquiries or proposals from third parties;

9. The Company is not subject to restrictions which would preclude its ability to fully investigate any third party offers received for the Corporate Solutions Group or the entire Company and withdraw from the transaction and pursue the alternative transaction if the Board considered such action in the best interest of the Stockholders; and

10. The time period from announcement of the transaction to the expected consummation of the Offer allows sufficient time for any potential bidders to conduct their review and make a bid for the Company.

We did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, we based our views on the totality of the information considered by us.

Position of MBO Purchaser Regarding Fairness of the Offer

The MBO Purchaser relied on its experience and knowledge of the MBO Businesses to conclude that the acquisition of the MBO Businesses for $35.4 million and the assumption of certain liabilities primarily related to the MBO Businesses, would be fair to the Company’s unaffiliated Stockholders. The MBO Purchaser’s position as to the fairness of the Offer Price to be received by the unaffiliated Stockholders of the Company pursuant to the MBO Agreement is not a recommendation to any Stockholder as to whether such Stockholder should tender Shares pursuant to this Offer to Purchase.

Moreover, the MBO Purchaser believes the Special Committee’s analysis of the fairness of the transactions to unaffiliated Stockholders was reasonable, and in reaching its own determination that the MBO Agreement is fair to the unaffiliated Stockholders of the Company, the MBO Purchaser considered the same factors examined by the Special Committee. See “Special Factors — Section 2 — Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer” for a full description of the factors considered by the Special Committee. Based on the consideration of these factors, the MBO Purchaser believes that the MBO Agreement is substantively and procedurally fair to the Company’s unaffiliated Stockholders. Although the MBO Purchaser did not retain an investment banking firm to render an opinion regarding the fairness of the Offer, the MBO Purchaser understood that the Company’s board of directors was obtaining an opinion as to fairness from Sandler O’Neill, from a financial point of view, of the $16.55 per Share price to the unaffiliated Stockholders of the Company, and that the Special Committee was obtaining an opinion as to the fairness, from a financial point of view, of the $16.55 per Share price to the unaffiliated Stockholders of the Company and a separate valuation as to the value of the MBO Businesses from KBW.

The MBO Agreement provides a mechanism by which the Company may solicit and obtain other purchasers who are willing to pay a higher price for the MBO Businesses. As described more fully herein under “Special Factors — Section 12 — The Merger Agreement and Related Agreements,” if the Company receives a higher bid for the MBO Businesses from a competing purchaser, unless the MBO Purchaser matches or exceeds the price offered by the competing purchaser, the Company may consummate the sale of the MBO Businesses to the competing purchaser. If the Company sells the MBO Businesses for proceeds greater than $35.4 million, the Offer Price will be increased by 61.7% of the amount, if any, on a per share basis, by which the proceeds received by the Company for the MBO Businesses, net of any escrow established to satisfy post-closing indemnity obligations, exceed $35.4 million. The 38.3% deduction approximates the adverse tax consequences to Parent resulting from the higher price of the MBO Businesses. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements” for a more detailed description of the relationship between the Merger Agreement and the MBO Agreement.

The MBO Agreement is not structured so that approval of at least a majority of unaffiliated Stockholders is required. However, the satisfaction of all the conditions to the Offer is a condition to closing under the MBO Agreement, and a condition to the consummation of the Offer is that (i) the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, together with Shares already owned by Parent, constitute at least a majority of the outstanding Company Common Stock (determined on a fully diluted basis) and (ii) a majority of outstanding Company Common Stock beneficially owned by persons other than Parent, Tom Wamberg, Robert E. Long, Jr., James C. Bean, James Benson, Thomas M. Pyra, any director of the Company, Kenneth Kies and any other member of the Company’s management proposing to purchase the MBO Businesses, any executive officer or division president of the Company or any subsidiary thereof and their respective affiliates, be tendered in the Offer.

The Special Committee unanimously approved the Offer, Merger, and the MBO Agreement.

SECTION 4.	PURPOSE AND STRUCTURE OF THE OFFER; REASONS FOR THE MERGER AND THE OFFER; ALTERNATIVES TO THE OFFER

Purpose and Structure of the Offer.  The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Pursuant to the Merger, each then outstanding Share (other than Shares owned by Purchaser, Parent or the Company or any wholly-owned subsidiary of the Company and other than Shares with respect to which appraisal rights are perfected under the DGCL) will be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent.

Under the DGCL and the Company’s Certificate of Incorporation, the approval of the Company’s board of directors and the affirmative vote of the holders of at least a majority of the outstanding Shares is required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company’s Board of Directors has unanimously determined the Merger Agreement is advisable and approved the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby, has determined that it is fair and in the best interests of the Company’s unaffiliated Stockholders to enter into the Merger Agreement and to consummate the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement and has recommended that the Company’s Stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement. Unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the Shares. Accordingly, if the Minimum Tender Condition is satisfied, Purchaser will have sufficient voting power to cause the adoption of the Merger Agreement without the affirmative vote of any other Stockholder.

In the Merger Agreement, the Company, acting through the Company’s board of directors as then constituted, has agreed duly to call, give notice of, convene and hold an annual or special meeting of its Stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required by the DGCL in order to consummate the Merger.

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Parent will be entitled to designate representatives to serve on the Company’s board of directors in proportion to Purchaser’s ownership of Shares following such purchase. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements — Appointment of Directors after Acceptance for Payment of the Shares Tendered in the Offer.” Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Under the DGCL, if Purchaser holds at least 90% of the then outstanding Shares, Purchaser will be able to approve the Merger without a vote of the holders of the Shares. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after such acquisition, without a meeting of the holders of the Shares. If, however, Purchaser does not hold at least 90% of the outstanding Shares pursuant to the Offer and a vote of the holders of the Shares is required under the DGCL, a significantly longer period of time would be required to effect the Merger.

Reasons for the Offer and the Merger.  Parent determined that the acquisition of the Shares not already beneficially owned by Parent was the most advantageous manner to preserve the value of Parent’s investment in the Company. In reaching its decision to make the Offer, Parent considered the following material factors:

•	the matters described under “Special Factors — Section 3 — Position of Parent and Purchaser Regarding Fairness of the Offer;”

•	the fact that Parent owns approximately 13% of the Company’s outstanding Shares;

•	the belief that the Company’s operations would benefit from the substantial management experience, business relationships and size of Parent’s business;

•	the belief that there may be significant advantages to offering integrated services to customers in the intensely competitive insurance industry;

•	the belief that a combination of the businesses of Parent and the Company would result in substantial savings of operating costs that currently burden the Company, including public company costs such as legal, auditing, accounting and other expenses involved in the preparation, filing, and dissemination of annual and other periodic reports, as well as compliance with the provisions of the Sarbanes-Oxley Act and the regulations resulting from that law;

•	the belief that the combined businesses of the Company and Parent would benefit from synergies in marketing and technology;

•	the business relationships already in place between the two companies, as described under “Special Factors — Section 11 — Related Party Transactions; The Company’s Relationship with Parent,” and Parent’s management’s existing familiarity with the Company’s business and strategic issues; and

•	the belief of Parent’s management that Parent would be more likely to maximize the value of its investment in the Company through ownership of the entire company (except for the MBO Businesses described under Special Factors — Section 5 — Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger), rather than through a sale of its Shares to a third party.

Alternatives to the Offer.  As described under “Special Factors — Section 1 — Background of the Offer,” Parent and Purchaser also considered:

•	the alternative of Parent selling its interest in the Company to a third party and the belief of Parent’s management that Parent would be more likely to maximize the value of its investment in the Company through ownership of the entire company, rather than through a sale to a third party; and

•	the alternative of Parent maintaining its ownership interest in the Company and continuing to have no control over the Company adding business units separate and distinct from Parent’s business of selling corporate-owned life insurance and bank-owned life insurance.

Purpose of MBO Agreement; Reasons for MBO Agreement

Purpose of the MBO Agreement.  The purpose of the MBO Agreement is to facilitate the sale to the MBO Purchaser, immediately after consummation of the Offer, of the MBO Businesses, which consists of assets of the Company that are not core to Parent’s business. The MBO Purchaser desires to purchase and operate the MBO Businesses as a privately-owned entity, apart from the Company’s business. Pursuant to the MBO Agreement, the MBO Purchaser will pay $35.4 million in cash and assume certain liabilities that primarily relate to the MBO Businesses. For a more detailed description of the MBO Agreement, please refer to “Special Factors — Section 12 — The Merger Agreement and Related Agreements.”

Reasons for the MBO Agreement.  The MBO Purchaser’s decision to acquire the MBO Businesses in connection with the Offer and separate from the business being acquired by the Purchaser was based primarily on the following factors:

•	the readiness and qualifications of the MBO Purchaser, which consists of certain members of executive management of the Company who have knowledge of the MBO Businesses and confidence in their ability to retain the existing workforce and to acquire and successfully operate the MBO Businesses as a going concern; and

•	Parent’s position, throughout the negotiations relating to the Offer and Merger, that it would not proceed with the Offer and Merger unless the MBO Businesses were acquired separately and contemporaneously with the Offer and Merger.

SECTION 5.	PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER AND MERGER

Plans for the Company.  Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued by the Company substantially as they are currently being conducted, except that the MBO Businesses will no longer be part of the Company. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to maximizing the Company’s potential in conjunction with Parent’s businesses.

Immediately after the consummation of the Offer, the Company plans to sell certain assets that are not core to Parent’s business and which we refer to as the management buyout or “MBO Businesses,” to a privately-held firm led by Tom Wamberg, the Company’s Chairman and Chief Executive Officer, which we refer to as the “MBO Purchaser,” for $35.4 million and the assumption of certain liabilities. The asset purchase agreement providing for the sale of the MBO Businesses was signed on November 1, 2006, the same date as the Merger Agreement, and is referred to as the “MBO Agreement.” Parent participated in negotiations relating to the MBO Agreement, and the terms of the MBO Agreement were subject to Parent’s approval. For a more detailed description of the MBO Agreement, please refer to “Special Factors — Section 12 — The Merger Agreement and Related Agreements — The MBO Agreement.” For a more detailed description of the negotiations between Parent, the Company, Clark Consulting, Inc. and the MBO Purchaser, please refer to “Special Factors — Section 1 — Background of the Offer.”

Except as indicated in this Offer to Purchase, Parent does not have any current plans or proposals which relate to or would result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, relocation of any operations of the Company or any of its subsidiaries other than as currently contemplated by the Company, (ii) any purchase, sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, (iii) any material change in the Company’s present indebtedness, capitalization or dividend policy, (iv) any other material change in the Company’s corporate structure or business, (v) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, or (vi) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Certain Effects of the Offer and Merger.  As a result of the Offer, the direct and indirect interest of Parent in the Company’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, except for the interest attributable to the MBO Businesses, Parent’s indirect interest in such items will increase to 100%, and Parent will be entitled to all benefits resulting from that interest, including all income generated by the Company’s operations and any future increase in the Company’s value. Parent will also bear the risk of losses generated by the Company’s operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. Accordingly, former stockholders of the Company will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders of the Company will not bear the risk of losses generated by the Company’s operations or decline in the value of the Company after the Merger.

The net book value (deficit) of the Company attributable to the MBO Businesses at December 31, 2004, December 31, 2005 and September 30, 2006 was estimated to be approximately $19.9 million, $(19.2 million) and $(29.7 million), respectively, constituting approximately 7.3%, (7.1%) and (11.0%) of the Company’s net book value during those periods. The resource center negatively impacted net book value by approximately $46.7 million, $99.5 million, and $121.0 million at December 31, 2004, December 31, 2005 and September 30, 2006, respectively. The resource center provides administrative and other services to various business units of the Company and represents a significant portion of the Company’s overhead.

The net earnings (loss) of the Company attributable to the MBO Businesses for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006 was estimated to be approximately $338,000, $(46,000) and $(474,000), respectively, constituting approximately 1.2%, (0.4%) and (1.6%) of the Company’s net earnings during those periods. The resource center negatively impacted net earnings by approximately $9.8 million, $8.5 million, and $8.2 million in 2004, 2005 and the first nine months of 2006, respectively.

The net book value of the Company was calculated by the using the balance sheet net equity for the MBO Businesses, excluding certain intercompany transactions. The net earnings of the Company attributable to the MBO Businesses was calculated using after-tax earnings from operations attributable to the MBO Businesses, excluding financing and acquisition amortization expense.

The above information relating to net book value and net earnings attributable to the MBO Businesses has not been audited, has not been prepared in accordance with generally accepted accounting principles (“GAAP”), and was prepared based on numerous good faith assumptions and estimates of management. Such assumptions and estimates are necessarily subjective in nature, and any or all of such assumptions and estimates could prove to be inaccurate. In light of the foregoing, you should not rely on the above information in deciding whether or not to tender your shares.

SECTION 6.	CONDUCT OF THE COMPANY’S BUSINESS IF THE OFFER IS NOT COMPLETED

If the Offer is not completed because the Minimum Tender Condition or any other condition is not satisfied or waived (to the extent waivable), Purchaser expects that the Company’s current management will continue to operate the Company’s business substantially as presently operated. However, the Purchaser anticipates that if the Offer is not completed, the Purchaser will re-evaluate its position. In particular, the Purchaser may consider, among other things:

•	engaging in open market or privately negotiated purchases of Shares to increase Parent’s ownership of Shares; or

•	disposing of any Shares that we have acquired or may acquire in the future.

SECTION 7.	APPRAISAL RIGHTS

Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated following completion of the Offer, each holder of Shares who:

•	does not tender his or her Shares in the Offer and holds Shares at the closing of the Merger;

•	does not accept the Merger Consideration;

•	complies with the procedures provided for in Section 262 of the DGCL (“DGCL Section 262”); and

•	neither votes in favor of the Merger nor consents thereto in writing,

will be entitled to have his or her Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the Court. A proxy or vote against the Merger will not by itself constitute such a demand. Since holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under DGCL Section 262 should be made at this time.

The following summarizes provisions of DGCL Section 262 regarding appraisal rights that would be applicable in connection with the Merger. This discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of DGCL Section 262, which is attached as Schedule II to this Offer to Purchase.

Notification of Closing of the Merger.  The obligations of the Company to notify Stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting is held to approve the Merger, the Company will be required to send a notice to each Stockholder of record not less than 20 days prior to the meeting that appraisal rights are available, together with a copy of DGCL Section 262. Within 10 days after the effective date of the Merger, the Company will be required to send a notice that the Merger has become effective to each Stockholder that has delivered to the Company a demand for appraisal prior to the vote and that has not voted in favor of the Merger. If the Merger is consummated through a short-form procedure pursuant to Section 253 of the DGCL, the Company will be required to send a notice either before the effective date of the Merger or within 10 days after the effective date of the Merger to all holders of the Company stock entitled to appraisal rights. The notice will inform Stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of DGCL Section 262.

Electing Appraisal Rights.  The manner of exercising appraisal rights will also depend on how the Merger is effected. If a meeting is held to approve the Merger, a written demand for appraisal rights must be delivered to the Company prior to the vote. If the Merger is consummated through a short-form procedure pursuant to Section 253 of the DGCL, a record holder of the Shares must, within 20 days after the date the Company mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to the Company. In either case, the demand must reasonably inform the Company of the identity of the holder of record and that the holder demands appraisal of his, her or its Shares. A demand for appraisal must be delivered to: Clark, Inc., 102 S. Wynstone Park Drive, North Barrington, Illinois 60010, Attention: Corporate Secretary.

Only Record Holders May Demand Appraisal Rights.  Only a record holder of Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•	An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•	A holder of record, such as a broker, who holds Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to Shares held for all or less than all of that beneficial owner’s interest. In that case, the written demand should set forth the number of Shares covered by the demand. If no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record holder. Stockholders who hold their Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Shares.

Court Petition Must Be Filed.  Within 120 days after the effective date of the Merger, the Company or any Stockholder who has complied with the conditions of DGCL Section 262 may file a petition in the Delaware Court of Chancery, with a copy served on the Company in the case of a petition filed by a Stockholder, demanding a determination of the fair value of the Shares held by all Stockholders seeking appraisal. We will not have any obligation to file such a petition and Stockholders seeking to exercise appraisal rights should not assume that the Company will cause the filing of a petition or initiate any negotiations with respect to the fair value of such Shares. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by the DGCL. Within 120 days after the effective date of the Merger, any Stockholder who has complied with the requirements under DGCL Section 262 for exercise of appraisal of rights may make a written request to receive from the Company a statement of the total number of Shares not voting in favor of the Merger and with respect to which demands for appraisal have been received and the total number of holders of these Shares. The Company will be required to mail these statements within ten days after it receives a written request or within ten days after the expiration of the period for the delivery of demands, as described above, whichever is later.

Appraisal Proceeding by Delaware Court.  If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the Stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require the Stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such Stockholder. Where the proceedings are not dismissed, the Court will appraise the Shares owned by the Stockholders and determine their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered applicable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. The Chancery Court will also determine the amount of interest, if any, to be paid upon the value of the Shares to the Stockholders entitled to appraisal. The value determined by the court for the Shares could be more than, less than, or the same as the Merger Consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The Company does not anticipate offering more than the Merger Consideration to any Stockholder exercising appraisal rights and reserves the right to assert in any appraisal proceeding that for purposes of DGCL Section 262, the “fair value” of a Share is less than the Merger Consideration. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the Court determines to be equitable under the circumstances. The court may also order, upon application of a dissenting Stockholder, that all or a portion of any Stockholder’s expenses incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all Shares entitled to appraisal.

The Delaware Supreme Court has stated that in making this determination of fair value, a court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. DGCL Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. The Delaware Supreme Court stated that in “a two-step merger, to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern” to be included in the appraisal process. In Weinberger v. UOP, Inc., the Delaware Supreme Court construed DGCL Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The structure of the transaction proposed pursuant to the Merger Agreement is a two-step merger, involving a tender offer and merger.

Loss, Waiver or Withdrawal of Appraisal Rights.  Holders of Shares will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. A Stockholder will also lose the right to an appraisal by delivering to the Company a written withdrawal of the Stockholder’s demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the effective date of the Merger requires the Company’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a Stockholder will be entitled to receive the Merger Consideration, without interest.

Dismissal of Appraisal Proceeding.  If an appraisal proceeding is timely instituted in the Court of Chancery, this proceeding may not be dismissed without the approval of the Court as to any Stockholder who has perfected a right of appraisal.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such Stockholders are required to take any action relating thereto.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Failure to follow the steps required by DGCL Section 262 for perfecting appraisal rights may result in the loss of such rights (in which event, a former holder of the Shares will be entitled to receive the Merger Consideration which is the same as the Offer Price).

SECTION 8.	RULE 13E-3

Although Parent does not believe that it or any of its affiliates is a person that, directly or indirectly, controls, is controlled by or is under common control with, the Company, Parent and Purchaser have agreed to treat the transactions contemplated under the Merger Agreement as “going private” transactions subject to Rule 13e-3 under the Exchange Act solely for purposes of disclosure requirements thereunder. Rule 13e-3 requires, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the Offer, the Merger and the consideration being offered to the Company’s Stockholders (other than Parent), be filed with the SEC and disclosed to the Company’s Stockholders (other than Parent) prior to consummation of the Merger. We have provided this information in this Offer to Purchase.

SECTION 9.	BENEFICIAL OWNERSHIP OF COMMON STOCK

The table below sets forth certain information with respect to the Shares beneficially owned by Purchaser and Parent and their affiliates. The security ownership information in the table below is given as of the date of this Offer to Purchase and, in the case of percentage ownership information, is based on 17,708,177 Shares of Common Stock outstanding as of October 31, 2006. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise noted in the footnotes to the table, the entities named in the table have shared voting and dispositive power with respect to all Shares indicated as being beneficially owned by them.

	Number of Shares of		Percentage of Ownership
Holder	Common Stock		of Common Stock

AEGON N.V.	3,747,983	*	21.2	%*
AEGON USA, Inc.	3,747,983	*	21.2	%*
AUSA Holding Company	3,747,983	*	21.2	%*

*	Beneficial ownership of 1,460,989 of the 3,747,983 Shares of Common Stock shown is included solely because the person shown in the table may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreements described in “Special Factors — Section 10 — Transactions and Arrangements Concerning Common Stock.” Inclusion of such 1,460,989 Shares is not an admission by any of the named persons that it is the beneficial owner of any of such Shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

SECTION 10.	TRANSACTIONS AND ARRANGEMENTS CONCERNING COMMON STOCK

Tender Agreements.  In connection with the execution of the Merger Agreement, Parent entered into Tender and Voting Agreements, dated as of November 1, 2006 (the “Tender Agreements”) with Tom Wamberg, the Chief Executive Officer and a director of the Company, and Thomas Pyra, the President and a director of the Company (each a “Tendering Stockholder”). Approximately 8.3% of the issued and outstanding Shares of Common Stock are subject to the Tender Agreements. Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender all of his Shares, including any Shares acquired after the date of the Tender Agreement, whether upon the exercise of options to acquire Shares or otherwise, into the Offer and to vote such Shares (i) in favor of approval and adoption of the Merger Agreement and any action required in furtherance thereof, (ii) against any agreement or transaction or an acquisition proposal other than as proposed by Parent or the Purchaser and (iii) against any action or agreement that would impede, delay, interfere with or prevent the consummation of the Offer or Merger. Neither Parent nor the Purchaser has the power to cause any Tendering Stockholder to elect to exercise any option to acquire any Shares; however, the Tender Agreements restrict the transfer of such options by the Tendering Stockholders.

Letter Agreement.  In connection with the Company’s 2002 purchase of all of the membership interests in Long, Miller & Associates, LLC (“Long Miller”), a North Carolina limited liability company in which Parent and Robert E. Long, Jr. (who is now a director of the Company), were members, the Company sent a letter dated November 26, 2002 to Parent and Mr. Long whereby the Company agreed to appoint Mr. Long to fill the vacancy then existing on the Company’s board of directors. Additionally, as stated in the letter, the Company agreed that beginning with the Company’s 2005 annual meeting of Stockholders and continuing as long as Parent and its affiliates own more than ten percent (10%) of the issued and outstanding Shares of the Company’s Common Stock, the Company’s board of directors shall consider Parent’s recommendation for the nomination of one director to the Company’s board of directors. Mr. Long and Parent acknowledged and accepted the letter by execution thereof on November 26, 2002. See “Special Factors — Section 11 — Related Party Transactions; The Company’s Relationship with Parent.”

On October 24, 2006, AEGON USA received all 2,286,994 Shares beneficially owned by Transamerica Life Insurance Company, a wholly-owned subsidiary of AEGON USA, pursuant to a dividend. On November 21, 2006, AEGON USA contributed all 2,286,994 Shares to Parent. In addition, Parent intends to contribute all such Shares to Purchaser prior to the acceptance of Shares in the Offer.

Other than this dividend and contribution, no transactions in the Shares were effected by AEGON NV, AEGON USA or Parent during the 60 days prior to the date of this Offer to Purchase.

Neither Parent nor Purchaser nor, to Parent’s knowledge, any executive officer, director or controlling person of Parent or Purchaser, is a party to any agreement, arrangement or understanding with respect to securities of Company, except the Tender Agreements, the Merger Agreement and the asset-backed notes described in “Special Factors — Section 11 — Related Party Transactions; The Company’s Relationship with Parent.”

After reasonable inquiry and to the knowledge of Parent and Purchaser, none of the executive officers or directors of Parent and Purchaser own any Shares. Shares beneficially owned by subsidiaries of Parent or the Purchaser will not be tendered in the Offer. Other than the Tendering Stockholders, Parent has no knowledge as to whether or not any executive officer, director and/or affiliate of the Company intends to tender Shares in the Offer.

SECTION 11.	RELATED PARTY TRANSACTIONS; THE COMPANY’S RELATIONSHIP WITH PARENT

AEGON NV, the ultimate parent company of Purchaser, Parent and AEGON USA, is a multi-national insurance organization headquartered in The Netherlands, and through its affiliates, is focused on the business of life insurance, pensions, and savings and investment products. Its three major markets are the United States, The Netherlands and the United Kingdom. In the United States, its primary subsidiaries are Life Investors Insurance Company of America, Transamerica Life Insurance Company, Transamerica Financial Life Insurance

Company, Transamerica Occidental Life Insurance Company, Monumental Life Insurance Company, Peoples Benefit Life Insurance Company, Stonebridge Life Insurance Company, Veterans Life Insurance Company and Western Reserve Life Assurance Co. of Ohio. Parent serves as a holding company for various affiliated companies of AEGON NV, and part of the core business of Parent and its subsidiaries is the sale of corporate-owned life insurance and bank-owned life insurance, known as COLI and BOLI products. The Company, through its subsidiaries, sells these products, many of which are designed to meet specific needs of the Company’s clients, in connection with the Company’s compensation and benefits consulting services.

Certain insurance company affiliates of Parent are parties to an Appointment Agreement pursuant to which Parent’s affiliates have appointed the Company and/or its subsidiaries as agents in connection with the sale of life insurance products. Commission payments from Parent affiliates to the Company subsidiaries under the Appointment Agreement in 2004, 2005 and 2006 (through October 31) were approximately $13.5 million, $13.7 million and $11.9 million, respectively.

AFSG Securities Corporation and Transamerica Life Insurance Company, each of which is an affiliate of Parent, and Clark Securities, Inc., a subsidiary of the Company, are parties to a Selected Broker Agreement in connection with the sale of variable life insurance products. Commission payments to Clark Securities under the Selected Broker Agreement in 2004, 2005 and 2006 (through October 31) were approximately $11.4 million, $7.9 million and $9.0 million, respectively.

Life Investors Insurance Company of America and Transamerica Life Insurance Company, affiliates of Parent, are parties to Administrative Services Agreements, dated September 25, 2002, with subsidiaries of the Company pursuant to which the Company’s subsidiaries provide certain marketing, administrative and processing services. Pursuant to these agreements, Life Investors and Transamerica Life paid administrative and processing services fees to subsidiaries of the Company in 2004, 2005 and 2006 (through October 31) of $2.3 million, $2.4 million and $2.4 million, respectively.

Parent affiliates regularly pay marketing and education meeting sponsorship fees to Company subsidiaries. No such fees were paid in 2004. Fees paid in 2005 were $0.40 million and in 2006 were $0.15 million.

Letter Agreement.  In connection with the Company’s 2002 purchase of all of the membership interests in Long, Miller & Associates, LLC (“Long Miller”), a North Carolina limited liability company in which Parent and Robert E. Long, Jr. (who is now a director of the Company), were members, the Company sent a letter dated November 26, 2002 to Parent and Mr. Long whereby the Company agreed to appoint Mr. Long to fill the vacancy then existing on the Company’s Board of Directors. Additionally, as stated in the letter, the Company agreed that beginning with the Company’s 2005 annual meeting of shareholders and continuing as long as Parent and its affiliates own more than ten percent (10%) of the issued and outstanding shares of the Company’s Common Stock, the Company’s Board of Directors shall consider Parent’s recommendation for the nomination of one director to Company’s Board of Directors. Mr. Long and Parent acknowledged and accepted the letter by execution thereof on November 26, 2002. Parent received $133.2 million from the Company in consideration for its membership interest in Long Miller.

Asset Backed Notes.  In order to finance the Company’s acquisition of Long Miller in 2002, the Company entered into a $305 million securitization of a majority of the inforce revenues of Long Miller. In connection with the securitization transactions, CBC Insurance Revenue Securitization, LLC, a wholly-owned subsidiary of the Company (“CBC IRS”), issued $305 million aggregate principal amount of notes secured by insurance commission streams (the “Securitized Notes”) in a private placement (the “Securitization Transaction”). CBC IRS purchased such insurance commission streams from Long Miller. CBC IRS is a special purpose company that holds certain rights to commissions and other compensation arising from the sale of bank-owned or corporate-owned life insurance policies. The securitization is broken into four traunches, each rated by Standard & Poors. The traunches consist of the A-1 and A-2 class totaling approximately $167 million and each rated “AAA”, the B-class traunch of $108 million rated “A” and the C-class traunch of $30 million rated “BBB”. An affiliate of Parent owns $6.4 million in principal amount of 5.54% fixed-rate Class A-2 Notes and $5.5 million in principal amount of 8.88% fixed-rate Class C Notes.

SECTION 12.  THE MERGER AGREEMENT AND RELATED AGREEMENTS

The Merger Agreement

THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO (A) THE MERGER AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE, AND A COPY OF WHICH HAS BEEN FILED AS EXHIBIT 2 OF AMENDMENT NO. 1 TO THE SCHEDULE 13D PREVIOUSLY FILED WITH THE SEC BY PARENT, AEGON USA AND AEGON NV ON NOVEMBER 3, 2006 AND (B) AMENDMENT NO. 1 TO THE MERGER AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE, AND A COPY OF WHICH HAS BEEN FILED AS EXHIBIT 1 OF AMENDMENT NO. 2 TO THE SCHEDULE 13D. CAPITALIZED TERMS NOT OTHERWISE DEFINED IN THIS OFFER TO PURCHASE HAVE THE MEANINGS ASCRIBED TO THEM IN THE MERGER AGREEMENT.

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but no sooner than 15 business days after execution of the Agreement, and that, subject to the satisfaction of the Minimum Tender Condition, the HSR Condition and certain other conditions that are described in “The Tender Offer — Section 12 — Certain Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date.

Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms and conditions to the Offer; however, Parent and Purchaser have agreed that without the consent of the Company, no change in the Offer may be made that (a) changes the form of consideration payable in the Offer, (b) decreases the Offer Price or the number of Shares sought in the Offer, (c) imposes any additional conditions to the Offer or modifies any of the conditions to the Offer described in “The Tender Offer — Section 12 — Certain Conditions of the Offer” in any manner adverse to the holders of the Shares, (d) changes the terms of the Offer in any manner adverse to the holders of the Shares, or (e) except as discussed below, extends the Offer beyond the initial Expiration Date of the Offer. The Minimum Tender Condition and the HSR Condition may not be waived.

The Merger Agreement provides that Purchaser may, without the consent of the Company, extend the Offer (i) for one or more periods of time that Purchaser reasonably believes are necessary to satisfy any of the conditions to Purchaser’s obligation to accept for payment Shares as described in “The Tender Offer — Section 12 — Certain Conditions of the Offer,” which are not satisfied or waived at the scheduled expiration date, (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff, (iii) for up to four business days following Parent’s receipt of a notice from the Company that it has received a Superior Proposal, (iv) for up to five business days if on the scheduled expiration date more than 80%, but less than 90% of the then outstanding Shares (determined on a fully diluted basis) has been validly tendered and not withdrawn, and (v) to revise the terms of the Offer to be consistent with any amendment to the MBO Agreement or terms of any other agreement for the sale of the MBO Businesses. The Merger Agreement further provides that Purchaser may, without the consent of the Company, extend the Offer for a subsequent offering period of up to an additional 20 business days in the aggregate in accordance with Rule 14d-11 promulgated under the Exchange Act, beyond the scheduled expiration date if, as of such date, the Minimum Tender Condition has been satisfied and Purchaser has accepted for payment the Shares tendered and not withdrawn to date.

If at the time the Offer is scheduled to expire, any of the Offer conditions is not satisfied or waived by Parent, the Company may require us to extend the Offer for a period of time reasonably calculated to cause the condition to be satisfied. However, in no event shall we be required to extend the Offer beyond April 1, 2007 (May 30, 2007 in the case of failure of the HSR Condition or the existence of a temporary restraining order or preliminary injunction or other legal restraint that has the effect of preventing the consummation of the Offer or the Merger).

Appointment of Directors after Acceptance for Payment of the Shares Tendered in the Offer.  Effective upon the acceptance for payment pursuant to our Offer of any Shares, Parent will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Company’s board of directors as will give Parent representation on the Company’s board of directors equal to the product of (i) the total number of directors on the Company’s board of directors (giving effect to the election of directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required to take all action necessary to cause Parent’s designees to be elected or appointed to the Company’s board of directors, including increasing the size of the Company’s board of directors and seeking and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Company’s board of directors in order to satisfy the NYSE listing requirements). Parent does not expect to designate more than four members to the Company’s board. One of Parent’s designees is the chief actuary of Clark Consulting, one of the Company’s subsidiaries. Until the Effective Time of the Merger, the board of directors shall have at least three directors who were directors on the date the Merger Agreement was executed, and who are Independent Directors for purposes of the continued listing standards of the NYSE. If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company shall designate three persons (or such other number as may be required by the rules of the NYSE) to fill such vacancies and those persons shall not be affiliates, stockholders or officers of the Company, Parent or Purchaser and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement.

The Merger.  The Merger Agreement provides that, following the satisfaction or waiver of the conditions to the Merger described below under the caption “Conditions to the Merger,” Purchaser will be merged with and into the Company in accordance with the applicable provisions of the DGCL, and the Company will continue as the surviving corporation in the Merger and the separate corporate existence of Purchaser will cease.

Sale of the MBO Businesses.  Concurrently with the execution of the Merger Agreement, the Company and Clark Consulting, Inc., the Company’s primary operating subsidiary, executed the MBO Agreement with Clark Wamberg, LLC, a privately-held firm led by Tom Wamberg, the Company’s Chairman and Chief Executive Officer (the “MBO Purchaser”), providing for the sale of the MBO Businesses for $35.4 million and the assumption of certain liabilities. The Merger Agreement requires, as a condition to Purchaser’s obligation to consummate the Offer, that Parent and Purchaser receive certifications from the Company, Clark Consulting, Inc. and the MBO Purchaser that all conditions to close the MBO Agreement have been met as well as a copy of a financing commitment letter or escrow receipt evidencing the MBO Purchaser’s ability to purchase the MBO Businesses. We refer to these certifications as the “MBO Certifications.” The closing of the sale of the MBO Businesses is a condition to Parent’s and Purchaser’s obligation to consummate the Merger.

The price of $16.55 includes an amount, on a per share basis, approximately equal to the $35.4 million of anticipated proceeds from the Company’s sale of the MBO Businesses, without deduction for transaction costs. If the Company sells the MBO Businesses for proceeds greater than $35.4 million, the Merger Agreement provides that Parent will increase the Offer Price by 61.7% of the amount, if any, on a per share basis, by which the proceeds received by the Company for the MBO Businesses, net of any escrow established to satisfy post-closing indemnity obligations, exceeds $35.4 million. The 38.3% deduction approximates the adverse tax consequences to Parent resulting from the higher price of the MBO Businesses.

Each of the Merger Agreement and the MBO Agreement permits the Company to seek third party purchasers of the MBO Businesses. If the Company receives a bid from a third party potential purchaser, Parent has the right to approve the terms and conditions of any agreement with that third party. Parent has agreed not to withhold its consent as long as any representations and warranties by the Company do not survive the closing and the Company has no material post-closing obligations under such an agreement. Parent has agreed that it will not unreasonably withhold consent to an agreement that provides for post-closing indemnity obligations, as long as the agreement provides that an amount equal to the Company’s maximum post-closing contingent obligations, including indemnity obligations and defense costs, will be held in escrow until satisfaction or expiration of any and all such post-closing obligations. In the event that the Company ultimately sells the MBO Businesses pursuant to an agreement other than the MBO Agreement and such an escrow is established, Parent has agreed that after satisfaction or expiration of all post-closing obligations, it will distribute, on a pro rata basis, any amounts not required to satisfy such post-closing obligations, net of transaction costs, to those who tender Shares in the Offer, whose Shares are cashed out in the Merger, and to holders of certain stock options of the Company whose options are cashed out in the Merger.

If the Company enters into an agreement to sell the MBO Businesses other than to the MBO Purchaser pursuant to the MBO Agreement, and the transaction pursuant to that other agreement is not consummated, the MBO Purchaser is obligated to consummate the purchase of the MBO Businesses pursuant to the terms of the MBO Agreement.

Parent participated in negotiations relating to the MBO Agreement, and the terms of the MBO Agreement were subject to Parent’s approval. See “Special Factors — Section 1 — Background of the Offer” for a more detailed description of the negotiations among Parent, the Company and the MBO Purchaser in connection with the MBO Agreement.

Certificate of Incorporation and Bylaws.  The Merger Agreement provides that upon consummation of the Merger, the Certificate of Incorporation and Bylaws of the Company will be amended and restated as provided in the Merger Agreement and will be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Directors and Officers.  Under the terms of the Merger Agreement, upon consummation of the Merger, the directors of the Purchaser immediately prior to the Merger will be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Merger will be the officers of the Surviving Corporation, in each case until the earlier of their respective resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Special Meeting of Stockholders.  Pursuant to the Merger Agreement, the Company will, acting through the Company’s board of directors as then constituted, if required by applicable law and in accordance with the DGCL and the Company’s Certificate of Incorporation and Bylaws, convene and hold a meeting of its Stockholders as promptly as practicable following the purchase of Shares in the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger. The Company shall include in the proxy statement provided to Stockholders in connection with the Merger the recommendation of the Company’s board of directors that the unaffiliated Stockholders vote in favor of the adoption of the Merger Agreement. Purchaser and Parent are required to vote all Shares held by them in favor of adoption of the Merger Agreement. If the Minimum Tender Condition for the Offer is met and Purchaser acquires Shares in the Offer, Purchaser will have sufficient voting power to approve the Merger, even if no other Stockholder votes in favor of the Merger.

Merger without a Meeting of Stockholders.  The Merger Agreement further provides that if Purchaser acquires at least 90% of the outstanding Shares, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer without a meeting of the Stockholders, in accordance with Section 253 of the DGCL.

Conversion of Shares.  Pursuant to the Merger Agreement, each Share that is outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company, Purchaser or Parent, and (ii) Shares owned by Stockholders who did not approve the Merger and have demanded appraisal rights in accordance with DGCL Section 262) will, by virtue of the Merger, be converted into the right to receive an amount in cash equal to the Offer Price upon surrender of the certificate representing such Share. As further described in “Special Factors — Section 7 — Appraisal Rights,” each Share held by a Stockholder who properly demands appraisal rights in accordance with DGCL Section 262 will not be converted into the right to receive the Offer Price at the Effective Time but will instead be entitled to receive a court-determined fair value of his or her Shares. Shares held by the Company as treasury shares and Shares held by Parent or Purchaser at the Effective Time will be canceled.

Company Stock Options.  Each holder of (i) an option to acquire Shares, whether or not granted under any Company Stock Plans, (ii) any right to acquire Shares upon achievement of any performance goals and (iii) any other right to purchase or receive Shares (each, a “Company Stock Option” and collectively, the “Company Stock Options”) that is outstanding immediately prior to the Effective Time shall receive, in settlement of the Company Stock Option, an amount in cash, without interest, equal to (a) the greater of (1) $0.10 or (2) the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company Stock Option, multiplied by (b) the aggregate number of Shares with respect to which the applicable Company Stock Option was exercisable immediately prior to the Effective Time (the “Option Consideration”). The Option Consideration payment will be reduced by any income or employment tax withholding required under the Internal Revenue Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of such Company Stock Option. The surrender of a Company Stock Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Stock Option. The Company is required to obtain all necessary consents or releases from holders of Company Stock Options and take all such other lawful action as may be necessary to provide for this settlement and release and insure that no Company Stock Options will be outstanding after the Effective Time.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning the Company’s business, financial statements, capital structure, SEC filings, contracts, compliance with laws, litigation, employee benefit plans, labor matters, property, intellectual property, environmental matters, regulatory matters, taxes, insurance, brokers, disclosure controls and procedures, internal controls, commissions and business practices.

Covenants.  The Merger Agreement provides that, except as otherwise expressly permitted under the Merger Agreement, during the period from the date of the Merger Agreement through the earliest to occur of the consummation of the Merger, the date directors designated by Parent constitute a majority of the board of directors of the Company or the date the Merger Agreement is terminated, the Company and each of its Subsidiaries will conduct their businesses in the ordinary course consistent with past practice, and the Company and each of its Subsidiaries will use their commercially reasonable efforts to comply with all applicable laws, preserve their respective business organizations and to keep available the services of their respective officers and employees sufficient to maintain its goodwill and ongoing business. During such time, except as otherwise agreed by Parent, contemplated by the Merger Agreement, required by law or as specifically contemplated by the MBO Agreement, the Company must not, and must cause each of its Subsidiaries not to, take certain actions, such as:

•	adopt amendments to its certificate of incorporation or bylaws;

•	declare, set aside or pay any dividends on or make any other distributions on shares of its capital stock, other than dividends payable by any wholly-owned Subsidiary of the Company to its parent;

•	purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities;

•	issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, voting securities or convertible securities or any stock appreciation rights or other rights that are linked to the price of the Shares (other than the issuance of Shares upon the exercise of Company Stock Options);

•	directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by any other manner, any assets constituting a business or any corporation, partnership, joint venture or association or other entity or division thereof, or any direct or indirect interest in any of the foregoing, or (B) any assets that are material, individually or in the aggregate, to the Company and the Company’s Subsidiaries, taken as a whole, except purchases in the ordinary course of business consistent with past practice or in the fulfillment of Contracts in existence on the date of the Merger Agreement;

•	directly or indirectly sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets or any interest therein except sales of immaterial assets or other transactions in the ordinary course of business consistent with past practice;

•	repurchase, accelerate, prepay or incur any indebtedness or guarantee any indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than (A) the Company or any direct or indirect wholly-owned Subsidiary of the Company, (B) as provided for under the Company Benefit Plans in the ordinary course of business consistent with past practice, or (C) for advances to customers and employees, in each case in the ordinary course of business consistent with past practice;

•	enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company against fluctuations in commodities prices or current exchange rates or interest rates, except agreements or arrangements in respect of contractual commitments of the Company entered into in the ordinary course of business consistent with past practice;

•	incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, in any manner materially inconsistent with the Company’s current capital budget for 2006, considered as a whole, or incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, (A) in 2006, in excess of $500,000 in the aggregate over the amount contemplated in the 2006 budget or (B) in 2007, in excess of $1.5 million per quarter;

•	pay, discharge, settle or satisfy any claims (including claims of stockholders), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of the Merger Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in its SEC filings (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or waive, release, grant or transfer any right of material value, other than in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect that is adverse to the Company, or fail to enforce, or consent to any material matter with respect to which its consent is required under any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

•	grant to any employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries any increase in compensation, except in the ordinary course of business consistent with past practices or to the extent required under employment agreements filed as exhibits to the Company’s SEC filings or as set forth in the Merger Agreement;

•	grant to any employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries any increase in severance or termination pay, except to the extent required under any agreement filed as an exhibit to the Company’s SEC filings or as set forth in the Merger Agreement;

•	establish, adopt, enter into or amend any Company Benefit Agreement;

•	establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Company Benefit Plan;

•	take any action to accelerate any rights or benefits, take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Agreement, Company Benefit Plan or any other Contract, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Company Benefit Plan or Company Benefit Agreement, other than pursuant to the Merger Agreement, including any payment of cash pursuant thereto;

•	amend or modify any Company Stock Option;

•	materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined;

•	fail to maintain insurance at levels at least comparable to current levels or otherwise in a manner inconsistent with past practice;

•	transfer or license to any Person or entity or otherwise materially extend, amend or modify any rights to the Intellectual Property Rights of the Company and its Subsidiaries other than in the ordinary course of business consistent with past practices; provided that in no event shall the Company license on an exclusive basis or sell any Intellectual Property Rights of the Company or its Subsidiaries;

•	enter into or amend any agreements pursuant to which any Person is granted exclusive marketing, distribution or other rights with respect to any Company product, service, process or technology other than in the ordinary course of business;

•	enter into or amend any Contract or other agreement, whether written or oral, that: (A) contains any guarantees as to the Company’s or any of its Subsidiaries’ future revenues or (B) obligates the Company to purchase a material amount of goods or supplies and is not terminable on 90 days’ notice or less except for any capital expenditures permitted under the Merger Agreement;

•	authorize or permit any Person to solicit any program, product, service, process or technology in competition with the Company except as contemplated by the MBO Agreement;

•	terminate or materially amend any Contract set forth in the Merger Agreement;

•	lease, sublease or otherwise acquire any real property except for leases and subleases entered into in the ordinary course of business consistent with past practice;

•	(A) hire in 2006 more than 20 employees in addition to the headcount contained in the Company’s annual budget for 2006, provided no such additional employee’s annual compensation (including bonus and other benefits) shall exceed $100,000 or (B) employ in 2007 more than 20 employees in addition to the total of the 2006 budgeted headcount plus employees acquired in connection with acquisitions consummated in 2006, provided no such additional employee’s annual compensation (including bonus and other benefits) shall exceed $100,000, provided that the preceding limits do not apply to persons employed by the business segments comprising the MBO Businesses if they are added to the list of Assumed Employees which the MBO Purchaser will employ following the closing of the MBO Agreement;

•	except insofar as may be required by a change in GAAP or the public reporting requirements of the SEC, make any changes in accounting methods, principles or practices materially affecting the reported consolidated assets of the Company and its Subsidiaries;

•	terminate or amend the Rights Plan unless required in connection with a Superior Proposal accepted by the Company;

•	take any action that would reasonably be expected to result in (A) the representations or warranties of the Company set forth in the Merger Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, becoming untrue, except where the failure of such representations or warranties to be true and correct, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect or (B) except as permitted by the Merger Agreement, any condition to the Merger not being satisfied;

•	amend, supplement, otherwise revise or terminate the MBO Agreement;

•	amend any Company Benefit Plan or Company Benefit Agreements, whether written or unwritten, except as necessary to effect the transfer of the Clark, Inc. 401(k) Savings Plan, Clark Consulting Health Care Plan, Clark, Inc. Life Insurance Plan, Clark, Inc. Long Term Disability Plan, Clark, Inc. Severance Plan, Clark Consulting Health Care Plan (Vision Care), Clark, Inc. Long Term Care Insurance Plan, Clark Consulting Flexible Benefit Plan, Clark Consulting Short Term Disability Plan, and the Pearl Meyer & Partners and Health Care Group Pre-Tax Transit Program, to C-W Co.; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Takeover Proposals.  The Merger Agreement contains provisions to the effect that the Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any director, officer or employee of, or any investment banker, attorney, accountant or other advisor or representative of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action intended or designed to facilitate, any Takeover Proposal (as defined below) or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, any Takeover Proposal. However, at any time prior to the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer (the “Acceptance Date”), the board of directors of the Company may, in response to a Superior Proposal (as defined below) or a bona fide Takeover Proposal that such board of directors determines in good faith is reasonably likely to lead to a Superior Proposal (a “Likely Superior Proposal”), in each case that was unsolicited and that did not otherwise result from a breach of the Merger Agreement, if the Board determines in good faith (after consultation with counsel) that its fiduciary obligations require it to do so, (x) furnish information with respect to the Company and its Subsidiaries to the person making such Superior Proposal or Likely Superior Proposal (and its representatives) pursuant to a customary confidentiality agreement, which confidentiality agreement contains terms that are no less favorable to the Company than the terms of the Confidentiality Agreement dated October 5, 2006, between AEGON USA and the Company, as it may be amended from time to time, except that it need not contain a standstill provision; and (y) participate in discussions or negotiations with the person making such Superior Proposal or Likely Superior Proposal (and its representatives) regarding such Superior Proposal or Likely Superior Proposal.

“Superior Proposal” means any unsolicited offer made by a third party to consummate a tender offer, exchange offer, merger, asset acquisition, consolidation or similar transaction which would result in such third party (or its shareholders) owning, directly or indirectly, more than 50% of the Shares then outstanding (or of the surviving entity in a merger) or all or substantially all of the assets of the Company and its Subsidiaries and otherwise on terms which the board of directors of the Company determines in good faith (following consultation with a financial advisor of nationally recognized reputation) to be more favorable to the holders of Shares than the Offer and the Merger, taking into account any changes to the terms of the Merger Agreement proposed in writing by Parent in response to such Superior Proposal or otherwise.

“Takeover Proposal” means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities of the Company or 20% or more of any class or series of equity securities of any of its Subsidiaries representing in excess of 20% of the voting power or equity represented by all the Company’s outstanding capital stock, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class or series of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its

Subsidiaries, other than the transactions contemplated by the Merger Agreement. A Takeover Proposal does not include an inquiry, proposal or offer relating solely to the MBO Businesses.

The Merger Agreement further provides that, except as described below, neither the board of directors of the Company nor any committee thereof may (i) withdraw (or modify in a manner adverse to Parent or the Purchaser) the approval or recommendation by such board of directors or any such committee of the Merger Agreement, the Offer or the Merger, (ii) adopt, approve or recommend, or propose to adopt, approve or recommend, any Takeover Proposal, (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal, or (iv) agree or resolve to take any of the actions set forth in clauses (i), (ii) or (iii) of this sentence. Notwithstanding the foregoing, at any time prior to the consummation of the Offer, defined in the Merger Agreement as the Acceptance Date, the board of directors of the Company may withdraw or modify the recommendation by such board of directors of the Merger Agreement, the Offer or the Merger if it is necessary to do so to comply with its fiduciary obligations. In addition, the board of directors of the Company may, prior to the Acceptance Date, in response to a Superior Proposal that was unsolicited and did not result from a breach of the provisions restricting solicitation as described above, terminate the Merger Agreement but only after the fourth business day following Parent’s receipt of written notice advising Parent that the board of directors of the Company is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such proposal.

The Merger Agreement also provides that the Company will promptly (and in no event later than 48 hours) advise Parent orally and in writing of any request for information that the Company reasonably believes could lead to a Takeover Proposal, or of receipt of a Takeover Proposal, or any inquiry the Company reasonably believes could lead to any Takeover Proposal, the terms and conditions of such request, Takeover Proposal or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the person making any such request, Takeover Proposal or inquiry. The Company is also required to promptly keep Parent informed in all material respects of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

The Merger Agreement provides that the Company will not be prohibited from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure to the Company’s Stockholders if, in the good faith judgment of the board of directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law; provided, however, that neither the board of directors of the Company nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger or adopt, approve or recommend, or propose to adopt, approve or recommend, any Takeover Proposal unless it is permitted to do so as described above. In the event the Company’s board of directors withdraws or modifies in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, and Parent elects to terminate the Merger Agreement and in certain other circumstances, the Company will be required to pay Parent a $8.0 million termination fee. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements — Termination Fee” below for a more detailed description of the circumstances under which the termination fee would be payable.

Directors’ and Officers’ Indemnification and Insurance.  The Surviving Corporation and Parent, are required to, jointly and severally, indemnify, defend and hold harmless to the fullest extent permissible by applicable law, the present and former officers, directors, employees and employee benefit plan fiduciaries of the Company and its Subsidiaries against all losses in respect of acts or omissions occurring at or prior to the Effective Time if such losses result from actions brought by reason of the fact such party is or was a director, officer or employee of the Company or is or was serving at the request of the Company. Parent and Purchaser have agreed in the Merger Agreement that all rights to indemnification and exculpation from liabilities from acts or omissions occurring at or before the Effective Time (including acts or omissions occurring in connection with the Merger Agreement, the MBO Agreement and the transactions contemplated in the Merger Agreement and the MBO Agreement) existing in favor of the then current or former directors, officers, employees or employee benefit plan fiduciaries (each an “Indemnified Party”) of the Company and its Subsidiaries as provided in their respective certificates of incorporation or bylaws (or similar organizational documents) shall be assumed jointly and severally by the Surviving Corporation and Parent, and shall survive the Merger and shall continue in full force and effect according to their terms.

In the Merger Agreement, Parent and Purchaser have agreed that for six (6) years after the Effective Time, Parent and the Surviving Corporation, jointly and severally, shall provide directors’ and officers’ liability insurance coverage in respect to acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy (each an “Insured Party”) on terms with respect to such coverage and amounts no less favorable in any material respect than those of such policy in effect on the date of execution of the Merger Agreement; provided, that the Surviving Corporation shall not be obligated to expend annual premiums for such insurance during such period in excess of 200% of the per annum rate of the aggregate annual premium currently paid by the Company for such insurance on the date of the Merger Agreement; provided that if the annual premium for such insurance shall exceed such 200% in any year, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Pursuant to the Merger Agreement, the indemnification and directors’ and officers’ insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, each Indemnified Party and Insured Party, his or her heirs and his or her representatives.

Employee Benefit Arrangements.  The Merger Agreement provides that, except as otherwise provided in the Merger Agreement, during the period commencing upon the Acceptance Date and ending on the last day of the month during which the Acceptance Date occurs (the “Continuation Period”), the Company (and after the Effective Time the Surviving Corporation ) will maintain, without adverse amendment except as required by law, the MBO Agreement or the Merger Agreement, each of the Company Benefit Plans and Company Benefit Agreements (excluding any equity-based compensation plans or annual incentive compensation plans but including, without limitation, any Company Benefit Plan that is a severance plan or which provides welfare benefits to former employees), and permit the current and former employees, directors and officers of the Company and its Subsidiaries who participate in such plans immediately prior to the Acceptance Date to continue their participation during the Continuation Period (subject to the terms of the applicable Company Benefit Plan or Company Benefit Agreement).

Pursuant to the Merger Agreement, following the Continuation Period, Parent agrees that service credited to employees of the Company and its Subsidiaries who are employed immediately following the closing of the sale of the MBO Businesses (“Company Employees”), with respect to their employment with the Company or its Subsidiaries (or predecessors) prior to the Acceptance Date, will be recognized for purposes of eligibility to participate in welfare or pension plans and vesting of benefits (but not for benefit accrual) under such plans and under vacation or other paid-time off programs or policies to the extent such service was recognized by the Company as of such date. Parent also agreed that all pre-existing condition limitations and eligibility waiting periods under any group health plan will be waived for Company Employees and their eligible dependents who were participants in comparable Company Benefit Plans prior to the end of the Continuation Period; provided, however, that nothing in the Merger Agreement will require the payment of duplicative benefits.

The Merger Agreement further provides that, as of and following the Acceptance Date, the Company (and after the Effective Time the Surviving Corporation) will honor, in accordance with their terms, the annual incentive bonus plans of the Company (the “Bonus Plans”) for the Company’s fiscal year ending December 31, 2006, and will pay any amounts due under the Bonus Plans based on the Company’s performance during such fiscal year determined without regard to the effects of the transactions contemplated by the Merger Agreement (including, without limitation, any transaction fees, write downs or other costs incurred in connection with the negotiation, execution and consummation of the Merger Agreement or the integration of the applicable businesses by Parent). Such bonuses will be determined and paid in accordance with the Company’s past practice (including with respect to determination of the attainment of personal objective components under the Bonus Plans); provided, however, that any involuntary, not-for-cause termination of the employment of a participant in a Bonus Plan following the Acceptance Date shall be disregarded for purposes of determining eligibility for the payment of an award under the applicable Bonus Plan.

Prior to the Effective Time, the Company will also take all necessary actions to maintain the qualified status of the Company’s 401(k) Retirement Plan with Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, prior to the Effective Time, the Board of Directors of the Company will have adopted a resolution freezing contributions to the Deferred Compensation Plan.

Conditions to the Merger.  Pursuant to the Merger Agreement, the parties’ obligations to consummate the Merger are subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

•	if approval of the Merger by the holders of Shares is required by applicable law, the Merger Agreement shall have been approved by the requisite vote of the Stockholders of the Company in accordance with the DGCL;

•	no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other binding and applicable legal restraint or prohibition (collectively, “Legal Restraints”) which has the effect of preventing the consummation of the Merger shall be in effect;

•	any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other applicable competition, merger control, antitrust or similar laws or regulations shall have been terminated or expired;

•	Purchaser shall have previously made the Offer and accepted for purchase and paid for the Shares tendered pursuant to the Offer;

•	the transactions contemplated by the MBO Agreement (or any other agreement for the sale of the MBO Businesses) shall have been consummated; and

•	Parent shall have determined that the Company’s 401(k) Plan is qualified under Section 401 of the Code and the Board of Directors of the Company shall have adopted a resolution freezing contributions to the Deferred Compensation Plan.

Amendment.  The Merger Agreement may be amended by the parties thereto at any time pursuant to resolutions duly adopted by their respective boards of directors, whether before or after Stockholder approval has been obtained; provided that after consummation of the Offer, no amendment shall be made which decreases the Merger Consideration, and after Stockholder approval has been obtained, no amendment shall be made that by law requires further approval by stockholders without the further approval of such stockholders.

Following the consummation of the Offer and prior to the Effective Time, the Company shall maintain the required number of Independent Directors and the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent and Purchaser’s respective obligations under the Merger Agreement, provided, however, if the foregoing provisions of this paragraph are invalid or incapable of being enforced under law, then neither Parent nor Purchaser shall approve (either in its capacity as a stockholder or as a party to the Merger Agreement, as applicable) and Parent and Purchaser shall use their commercially reasonable efforts to prevent the occurrence of, such action unless there shall be Independent Directors in office and such action shall have received approval of a supermajority of the Board of Directors of the Company consisting of a majority of the Independent Directors and all directors who are not Independent Directors. The Board of Directors of the Company shall not delegate any matter covered by the preceding sentence to any committee of the Board of Directors of the Company unless such committee consists only of Independent Directors.

Termination.  The Merger Agreement may be terminated and the Merger and the Offer may be abandoned at any time prior to the Effective Time by action taken (notwithstanding any approval of the Merger Agreement by the Stockholders of the Company):

(a) by mutual written consent of the Company, Parent and Purchaser, provided that if Purchaser’s designees are elected to the board of directors of the Company, such termination shall require the approval of a majority of the Independent Directors in addition to that of the board of directors of the Company;

(b) by either the Company or Parent if the Offer has not been consummated on or before March 31, 2007 (unless the party claiming the right to terminate the Merger Agreement is the party whose failure to fulfill its obligations has resulted in the failure to consummate the Offer or the Merger by such date), or until May 30, 2007 if any waiting period under the HSR Act has not expired or there exists any Legal Restraint or prohibition that has the effect of preventing the consummation of the Offer or the Merger (such date, as applicable, being referred to as the “Outside Date”);

(c) by either the Company or Parent if any Legal Restraint shall be in effect and shall have become final and nonappealable;

(d) by either the Company or Parent if, as the result of the failure of any of the conditions to the Offer (as described in “The Tender Offer — Section 12 — Certain Conditions of the Offer”), the Offer has terminated or expired in accordance with its terms (including after giving effect to any extensions, if any) without Purchaser having purchased any Shares pursuant to the Offer (unless the party claiming the right to terminate the Merger Agreement is the party whose failure to fulfill any of its obligations has resulted in such failure);

(e) by Parent if the board of directors of the Company or any committee thereof has withdrawn or modified in a manner adverse to Parent and Purchaser, its recommendation of the Merger Agreement, the Offer or the Merger;

(f) by Parent upon Parent’s receipt of written notice advising Parent that the board of directors of the Company is prepared to accept a Superior Proposal;

(g) by Parent prior the Acceptance Date if the Company has breached any of its representations, warranties or covenants contained in the Merger Agreement unless the breach would not reasonably be expected to have a Material Adverse Effect, or the Company has failed to perform in all material respects any obligation to be performed by it under the Merger Agreement at or prior to the Acceptance Date, and in each case such breach or failure is not curable or, if curable, is not cured by the Company within 30 business days after its receipt of written notice of such breach from Parent;

(h) by the Company prior to the Acceptance Date, if the Company’s board has withdrawn or modified its approval or recommendation of the Offer, the Merger and the Merger Agreement after determining in good faith after consultation with outside counsel that it is necessary to do so in order to comply with its fiduciary duties, only after the fourth business day following Parent’s receipt of written notice that the Company is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal. If the Company terminates the Merger Agreement as described in this paragraph, it shall pay the Termination Fee of $8.0 million to Parent. See “Special Factors — Section 12 — The Merger Agreement and Related Agreements — Termination Fee” below for a more detailed description of the circumstances under which the termination fee would be payable; or

(i) by the Company prior to the Acceptance Date, if Parent has breached any of its representations, warranties or covenants contained in the Merger Agreement, and such breach is not curable or, if curable, is not cured by Parent within 30 business days after its receipt of written notice of such breach from the Company.

Effect of Termination.  In the event of the termination of the Merger Agreement, the Merger Agreement will become void and of no effect, without any liability or obligation on the part of Parent, Purchaser or the

Company, other than the payment of certain fees and expenses provided in the Merger Agreement. If the Merger Agreement is terminated as a result of the willful or reckless breach by a party of any of its representations, warranties or covenants set forth in the Merger Agreement, such party will not be relieved from any liability and damages, including reasonable attorney’s fees, resulting from such willful or reckless breach.

Fees and Expenses.  The Merger Agreement provides that except as set forth below, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Termination Fee.  In the event that (i) (A) a Takeover Proposal shall have been made known to the Company or has been made directly to the Stockholders or any Person has announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal, (B) thereafter the Merger Agreement is terminated by either Parent or the Company because the Offer has not been consummated by the “Outside Date,” and (C) within six months after such termination, the Company or any of its Subsidiaries enters into any Acquisition Agreement with respect to, or consummates, any Takeover Proposal; or (ii) the Merger Agreement is terminated by Parent because the Company’s board withdrew its recommendation of the Offer, the Merger and the Merger Agreement or notified Parent that it was prepared to accept a Superior Proposal or by the Company after its board withdraws its recommendation of the Offer, the Merger and the Merger Agreement or in response to an unsolicited Superior Proposal, then the Company shall pay Parent as its sole remedy a fee equal to $8.0 million (the “Termination Fee”) by wire transfer of same day funds, provided, however, that for purposes of subsections (i)(C), the references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “30%.” The parties have agreed that if the Company fails promptly to pay the amounts due as described in this paragraph and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this paragraph, the Company shall pay to Parent interest on the Termination Fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

The Company shall reimburse Parent and the Purchaser for all their expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in the event (i) the Termination Fee is not payable, and (ii) the Merger Agreement is terminated by Parent after a breach of the Merger Agreement by the Company (and Parent is not in breach of its representations, warranties and covenants under the Merger Agreement); provided that the aggregate amount of such reimbursement shall not exceed $1.5 million.

In the event that the Merger Agreement is terminated by the Company solely as a result of a breach by Parent of its obligation to have sufficient cash to perform Parent’s and Purchaser’s obligations under the Merger Agreement, then Parent shall pay the Company, as its sole remedy, a fee equal to the Termination Fee. In addition, Parent shall reimburse the Company for all expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the Merger Agreement is terminated by the Company as a result of Parent’s breach of the Merger Agreement; provided that the aggregate amount of such reimbursement shall not exceed $1.5 million.

Parent and the Company shall each pay one-half of any filing fees required in connection with the HSR filing required under the HSR Act.

Amendment No. 1 to the Merger Agreement.  The Company, Parent and Purchaser agreed to amend the Merger Agreement in order to cure an inadvertent technical error in the provisions relating to stockholder approval of the Merger after the Minimum Tender Condition has been satisfied and the Offer has been consummated. A condition of the Offer requires that the Shares validly tendered and not withdrawn constitute at least (i) a majority of the outstanding Shares of Company Common Stock, including the shares owned by Parent, as well as (ii) a majority of the shares owned by Disinterested Stockholders as defined in the Merger Agreement. Inadvertently, the Merger Agreement provided that approval of the Disinterested Stockholders would also be necessary to complete the Merger after Purchaser had accepted and paid for the Shares tendered by a majority of the Disinterested Stockholders. Applying the Disinterested Shareholder approval requirement to the Merger was unintended and could interfere with the intended consummation of the Merger.

Accordingly, Amendment No. 1 to the Merger Agreement provides for modification to reflect the parties’ original intention that consummation of the Offer be conditioned in part on the requirement that a majority of Shares of Company Stock beneficially owned by Disinterested Stockholders (as therein defined) be validly tendered prior to the expiration of the Offer and that Disinterested Shareholder Approval as provided or referred to in Section 6.01(a) and Section 7.03 of the Merger Agreement was not intended to operate as a condition to the Merger in which dissenting Stockholders would have appraisal rights under Delaware law. In addition, Amendment No. 1 to the Merger Agreement expands the list of Stockholders who are not to be considered Disinterested Stockholders. Amendment No. 1 is effective as of November 1, 2006, which is the date of the Merger Agreement.

  The MBO Agreement

Immediately after the consummation of the Offer, the Company plans to sell certain assets to a privately-held firm led by certain members of executive management of the Company, Clark Wamberg LLC, which we refer to as the MBO Purchaser, for $35.4 million and the assumption of certain liabilities. The asset purchase agreement providing for the sale of the MBO Businesses was signed on November 1, 2006, the same date as the Merger Agreement, and is referred to as the MBO Agreement. Parent participated in negotiations relating to the MBO Agreement, and the terms of the MBO Agreement were subject to Parent’s approval. For a more detailed description of the negotiations between the Company and the MBO Purchaser, see “Special Factors — Section 1 — Background of the Offer.”

THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE MBO AGREEMENT. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBO AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE, AND A COPY OF WHICH HAS BEEN ATTACHED AS EXHIBIT D TO THE MERGER AGREEMENT, FILED AS EXHIBIT 2 OF AMENDMENT NO. 1 TO THE SCHEDULE 13D PREVIOUSLY FILED WITH THE SEC BY PARENT, AEGON USA AND AEGON NV ON NOVEMBER 3, 2006. CAPITALIZED TERMS NOT OTHERWISE DEFINED IN THIS OFFER TO PURCHASE HAVE THE MEANINGS ASCRIBED TO THEM IN THE MBO AGREEMENT.

Purchase and Sale of Assets.  The MBO Agreement provides that the MBO Purchaser shall purchase certain assets of the Company associated with the MBO Businesses (the “Purchased Assets”) and assume all liabilities and obligations of the Company as of the closing date primarily relating to the MBO Businesses (the “Assumed Liabilities”). Under the MBO Agreement, the MBO Businesses is defined to include certain business segments of the Company, excluding the Corporate Solutions Group, and including:

•	Healthcare Group: the business segment of the Company focusing primarily on the following services for health care institutions and not-for-profit companies: benefits, compensation, strategy and general consulting, placement services, and facilitating the purchase of various insurance products.

•	Clark Benson LLC: the business segment including financial planning and wealth transfer and employee benefits consulting.

•	Pearl Meyer & Partners: the business segment focusing primarily on executive compensation consulting and retention programs for corporations.

•	Clark Retirement Plan Services, Inc. (formerly known as Baden Retirement Plan Services, Inc.): the business segment including the administration of qualified retirement plans.

•	National Insurance Wholesalers, Inc. (formerly known as MedEx): the business segment focusing on medical stop loss insurance.

•	Clark Strategic Advisors: the business segment including the Company’s registered investment adviser.

•	Federal Policy Group: the business segment focusing primarily on a variety of legislative and regulatory strategic services, including developing and implementing strategies to pursue legislative changes, anticipating and responding to proposed legislative initiatives, assisting with shaping administrative regulations and rulings, and raising the visibility of clients through testimony before Congress and other avenues.

•	Resource Center: the business reporting unit within the Company that provides administrative and other services to various other business units within the Company.

In addition to the Assumed Liabilities, the Company is required to pay the following costs for all employees of the Company that result from transactions contemplated by the MBO Agreement: costs triggered by the Company’s change of control or similar arrangements, bonus plans, stock option plans, or similar compensation or other agreements (the “Separation Costs”). However, the MBO Purchaser shall be liable for the excess of: (a) the Separation Costs (calculated on an after-tax basis) exceeding those assets held by the Company, as of the closing date, for the purpose of funding Separation Costs over (b) $16 million.

Conditions to Close.  The obligation of each of the MBO Purchaser and the Company to close under the MBO Agreement is subject to the satisfaction of the following conditions on or before the date that we purchase Shares in the Offer, which we sometimes refer to as the “Acceptance Date”:

•	the absence of any pending suit, action or proceeding by any person or by any governmental entity, in either case having a reasonable likelihood of success, or any suit, action or proceeding threatened by any governmental entity: (i) challenging the acquisition by the MBO Purchaser of any of the Purchased Assets, seeking to restrain or prohibit consummation of the transactions contemplated by the MBO Agreement, or seeking to place material limitations on the ownership of the Purchased Assets by the MBO Purchaser, (ii) seeking to prohibit or limit the ownership or operation by the MBO Purchaser of any material portion of the MBO Businesses or the Purchased Assets, taken as a whole, or to compel the MBO Purchaser to dispose of or hold separate any material portion of the business or assets of the MBO Businesses taken as a whole, as a result of the transactions contemplated by the MBO Agreement, or (iii) seeking to prohibit the MBO Purchaser from effectively controlling in any material respect the business or operations of the MBO Businesses, taken as a whole;

•	receipt of all third party consents that are required for the transfer of the Purchased Assets and the MBO Businesses to the MBO Purchaser and the absence of which would cause a breach under any law, statute, regulation, judicial or administrative order;

•	receipt of consent from the Company’s lender to the transactions contemplated by the MBO Agreement;

•	performance in all material respects of the covenants and agreements of the other party required to be performed under the MBO Agreement prior to closing;

•	the representations and warranties of the other party being true and correct on the date of the MBO Agreement and the closing date; and

•	satisfaction of all conditions to the closing of the Offer (other than the closing of the transactions contemplated by the MBO Agreement) in accordance with the terms of the Merger Agreement.

The obligation of the Company to consummate the sale of the MBO Businesses under the MBO Agreement is subject to the satisfaction of the following conditions on or before the Acceptance Date:

•	the MBO Purchaser having made an offer of employment to all employees assumed under the MBO Agreement on the terms and conditions set forth therein; and

•	receipt of a fairness opinion and valuation report from Keefe, Bruyette & Woods to the satisfaction of the Special Committee.

Indemnification.  The Company is required to indemnify, defend and hold harmless the MBO Purchaser and its officers, directors, employees, agents, shareholders and partners against losses in respect of breaches of any representations, warranties, agreements or covenants of the Company in the MBO Agreement, the Company’s use of assets other than the Purchased Assets, any liability under the Worker Adjustment and

Retraining Notification, or WARN, Act or similar state law for employees that are not offered employment by the MBO Purchaser, any liability for any employee benefit plan established or maintained by the Company that is not assumed by the MBO Purchaser, any liability for any deferred compensation plan, any liability to be retained by the Company under the Merger Agreement or any liability of the Company arising out of the Company’s securitization, trust preferred loan or revolving credit facility.

The MBO Purchaser is required to indemnify, defend and hold harmless the Company and its officers, directors, employees, agents, shareholders and partners (the “Company Indemnified Parties”) against losses in respect of breaches of any representations, warranties, agreements or covenants of the Purchaser in the MBO Agreement, including a breach of any obligation of the Company under the Merger Agreement resulting from the MBO Purchaser’s breach of the MBO Agreement, the MBO Purchaser’s use of the Purchased Assets and operation of the MBO Businesses (other than liabilities excluded under the MBO Agreement), any material misstatement or omission or alleged misstatement or omission in the Company’s Schedule 13E-3 or in information relating to the MBO Purchaser included in the Schedule 14D-9 or Parent’s Schedule TO, any liability under the WARN Act or similar state law from the termination of employment of any employee offered employment by the MBO Purchaser, any liability for any employee benefit plan established, assumed or maintained by the MBO Purchaser or the Assumed Liabilities.

In addition to the MBO Purchaser’s indemnification obligations set forth above, the MBO Purchaser has agreed to indemnify the Company Indemnified Parties against one-third of the amount payable by any Company Indemnified Party as a result of the settlement of, or the entry of a judgment in, a certain web site patent infringement case. The MBO Purchaser’s maximum indemnity obligation for such litigation is $250,000.

The representations and warranties of the parties survive for a period of two years from the closing date. The Company has agreed that any insurance recovery realized by the Company with respect to an Assumed Liability incurred prior to the closing date will be for the benefit of the MBO Purchaser.

Termination.  The MBO Agreement may be terminated at any time prior to the closing:

•	by either the MBO Purchaser or the Company if there has been a material breach of a covenant on the part of the other party and any such breach, if capable of cure, is not cured within 15 days after written notice thereof to such other party;

•	by either the MBO Purchaser or the Company if events have occurred which make it impossible to satisfy a material condition precedent to the terminating party’s obligations to consummate the transactions contemplated by the MBO Agreement;

•	by either the MBO Purchaser or the Company if the Merger Agreement is terminated;

•	by the Company pursuant to a Superior Proposal (as set forth in the Merger Agreement);

•	by the Company if the Company has received and accepted a Highest Bid (as defined below) and closed the transaction contemplated by such Highest Bid.

Solicitation.  As permitted by the MBO Agreement, the Company is actively seeking bids from other parties to purchase the MBO Businesses at a price in excess of $35.4 million. The Company is required to promptly notify the MBO Purchaser of all relevant details relating to any Acquisition Proposal received by the Company with regard to the MBO Businesses. For purposes of the MBO Agreement, an Acquisition Proposal means a proposal for the purchase of any or all or substantially all of the Purchased Assets. Within three days of receipt of an offer, the Company is required to provide the MBO Purchaser a copy of such offer with an indication from the Company as to whether it is a superior bid (the “Highest Bid”) as compared to the MBO Purchaser’s bid pursuant to the MBO Agreement. No later than four business days after the MBO Purchaser’s receipt of notice of the Highest Bid, the MBO Purchaser may submit an enhanced offer for purchase of the Purchased Assets for consideration by Seller. If the MBO Purchaser does not submit a bid equal or superior to the Highest Bid, the Company may proceed with the transactions contemplated by the Highest Bid. If the Company does not close the transactions contemplated by the Highest Bid, the MBO Purchaser, Clark

Consulting, Inc. and the Company are obligated to consummate the transactions contemplated by the MBO Agreement in accordance with its terms and conditions.

Relationship Between the Merger Agreement and the MBO Agreement.  One of the conditions to consummate the Offer is the receipt by Parent of certifications from the Company, Clark Consulting, Inc. and the MBO Purchaser signed by their respective chief executive officers certifying that all the conditions to the closing under the MBO Agreement have been satisfied or waived, to the extent waivable. In addition, another condition to consummate the Offer is the receipt by Parent of a copy of a firm commitment letter from a bank reasonably acceptable to Parent or evidence of an escrow deposit, in either case evidencing that the MBO Purchaser has sufficient funds immediately available to pay the purchase price and consummate the transactions contemplated by the MBO Agreement. Consequently, any delay in the delivery of the officer certificates or evidence of financing may result in an extension of the Offer. The satisfaction of all of the conditions to the Offer is a condition to closing under the MBO Agreement. Therefore, if the Offer is extended for any reason, the closing under the MBO Agreement will be delayed. Further, if the Offer is abandoned and the Merger Agreement terminated, the MBO Agreement will also be terminated.

If the Company sells the MBO Businesses pursuant to the Highest Bid, Parent has the right to approve the terms and conditions of the purchase agreement. Parent has agreed not to withhold its consent as long as any representations and warranties by the Company do not survive the closing and the Company has no material post-closing obligations under such an agreement. Parent has agreed that it will not unreasonably withhold consent to an agreement that provides for post-closing indemnity obligations, as long as the agreement provides that an amount equal to the Company’s maximum post-closing contingent obligations, including indemnity obligations and defense costs, will be held in escrow until satisfaction or expiration of any and all such post-closing obligations. In the event that the Company ultimately sells the MBO Businesses pursuant to an agreement other than the MBO Agreement and such an escrow is established, Parent has agreed that after satisfaction or expiration of all post-closing obligations, it will distribute, on a pro rata basis, any amounts not required to satisfy such post-closing obligations, net of transaction costs, to those who tender Shares in the Offer, whose Shares are cashed out in the Merger, and to holders of certain stock options of the Company whose options are cashed out in the Merger. Any funds that may be paid out by Parent or Purchaser pursuant to this contingent obligation are speculative and should not be considered part of the Offer Price for Shares tendered in the Offer. If the new agreement results in proceeds to the Company in excess of the $35.4 million amount provided in the MBO Agreement after establishing the escrow described in this paragraph and after taking into account transaction costs, Parent will increase the Offer Price by 61.7% of the amount, on a per share basis, by which such net proceeds exceeds $35.4 million.

The Tender Agreements

THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE TENDER AND VOTING AGREEMENTS (AS DEFINED BELOW) IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TENDER AGREEMENTS, WHICH ARE INCORPORATED HEREIN BY REFERENCE, AND COPIES OF WHICH HAVE BEEN FILED WITH THE SEC AS EXHIBITS 3 AND 4 OF AMENDMENT NO. 1 TO THE SCHEDULE 13D FILED BY PARENT, AEGON USA AND AEGON NV ON NOVEMBER 3, 2006. THE TENDER AGREEMENTS MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACES SET FORTH IN “THE TENDER OFFER — SECTION 7 — CERTAIN INFORMATION CONCERNING THE COMPANY.”

In connection with the execution of the Merger Agreement, Parent entered into Tender and Voting Agreements, dated as of November 1, 2006 (the “Tender Agreements”) with Tom Wamberg and Thomas Pyra (each a “Tendering Stockholder”). Approximately 8.3% of the issued and outstanding shares of Common Stock are subject to the Tender Agreements. Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender all of his Shares, including any Shares acquired after the date of the Tender Agreement, whether upon the exercise of options to acquire shares or otherwise, into the Offer and to vote such Shares (i) in favor of approval and adoption of the Merger Agreement and any action required in furtherance thereof, (ii) against any agreement or transaction or an acquisition proposal other than as proposed by Parent or the Purchaser and (iii) against any action or agreement that would impede, delay, interfere with or prevent the consummation of the Offer or Merger. Neither Parent nor the Purchaser has the power to cause any Tendering

Stockholder to elect to exercise any option to acquire any Shares and no such option, nor any Share underlying any such option, is included in the calculation of beneficial ownership of Common Stock of the Company reported herein. However, the Tender Agreements restrict the transfer of such options by the Tendering Stockholders.

Confidentiality Agreement

THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE CONFIDENTIALITY AGREEMENT (AS DEFINED BELOW) IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CONFIDENTIALITY AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE, AND A COPY OF WHICH IS FILED WITH THE SEC AS EXHIBIT (d)(3) TO THIS SCHEDULE TO.

Pursuant to the Confidentiality Agreement, dated as of October 5, 2006 (the “Confidentiality Agreement”), between the Company and AEGON USA, AEGON USA agreed, among other matters, to use Proprietary Information (as defined therein) solely for the purpose of evaluating a possible transaction with the Company (the “Possible Transaction”), and to keep such information confidential; provided, however, that AEGON USA may disclose such information to representatives who need to have access to such information in connection with the Possible Transaction. AEGON USA also agreed that, for a period of one (1) year following the execution of the Confidentiality Agreement, neither AEGON USA nor any of its affiliates will acquire any equity securities of the Company without the written consent of the Company.

AEGON USA and the Company further agreed that, if the Possible Transaction is not consummated, neither party will, without the consent of the other, solicit for employment, hire or divert any of the other company’s officers, employees or agents (other than independent agents who do not participate in the evaluation of the Possible Transaction) for a period of one (1) year following the execution of the Confidentiality Agreement, except that neither party will be precluded from hiring and employing any such person who responds to a general public advertisement placed by AEGON USA.

The Company, subject to certain provisions, reserved the right to terminate all further discussions with AEGON USA and to request that AEGON USA return all Proprietary Information to the Company.

THE TENDER OFFER

SECTION 1.  TERMS OF THE OFFER; EXPIRATION DATE

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in “The Tender Offer — Section 4 — Withdrawal Rights”) on or prior to the Expiration Date. The term “Expiration Date” means 5:00 p.m., New York City time, on February 20, 2007, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period during which the Offer is open, in which case Expiration Date shall mean the latest time and date at which the Offer, as extended by Purchaser, will expire.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM TENDER CONDITION, THE HSR CONDITION AND THE SATISFACTION OR WAIVER OF THE OTHER CONDITIONS SET FORTH UNDER “THE TENDER OFFER — SECTION 12 — CERTAIN CONDITIONS OF THE OFFER.”

If by the Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, Purchaser reserves the right (but Purchaser shall not be obligated), subject to the applicable rules and regulations of the SEC and subject to the terms of and the limitations set forth in the Merger Agreement, to (a) terminate the Offer and not pay for any Shares and return all tendered Shares to tendering Stockholders, (b) waive or reduce all the unsatisfied conditions (other than the Minimum Tender Condition and the HSR Condition) and, subject to any required extension, accept for payment and pay for all Shares validly tendered prior to the Expiration Date, (c) extend the Offer and, subject to each Stockholder’s right to withdraw Shares until accepted for payment, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer.

Amendment of the Offer.  Subject to the applicable rules and regulations of the SEC and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer, except that, without the prior written consent of the Company, Purchaser may not change the form of consideration to be paid in the Offer, decrease the Offer Price or the number of Shares subject to the Offer, impose additional conditions to the Offer or modify any of the conditions to the Offer described in “The Tender Offer — Section 12 — Certain Conditions of the Offer,” or change the terms of the Offer in any manner adverse to the Stockholders, or, except as provided in the following paragraph, extend the Offer.

The Merger Agreement provides that Purchaser may, without the consent of the Company, extend the Offer (i) beyond the scheduled expiration date, which shall be 45 business days following the date of the commencement of the Offer, if, at the scheduled expiration date of the Offer, any of the conditions to Purchaser’s obligation to accept for payment Shares as described in “The Tender Offer — Section 12 — Certain Conditions of the Offer,” are not satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer, (iii) for four business days following Parent’s receipt of a written notice from the Company that it has received a Superior Proposal (as defined in the Merger Agreement), (iv) for a single period of time not exceeding five business days beyond the latest expiration date of the Offer that would otherwise be permitted under (i), (ii) or (iii), if on such date more than 80% but less than 90% of the Shares on a fully diluted basis has been validly tendered and not withdrawn pursuant to the Offer, or (v) to revise the terms of the Offer to be consistent with any amendment to the MBO Agreement or the terms of any other agreement for the sale of the MBO Businesses. During any extension under (i), (ii), (iii) or (v) under the first sentence of this paragraph, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering Stockholder to withdraw such Stockholder’s Shares. See “The Tender Offer — Section 4 — Withdrawal Rights.” In addition, Purchaser may, without the consent of the Company, elect to provide a “subsequent offering period,” after Purchaser has purchased Shares tendered in the Offer, of not more than 20 business days in the aggregate in accordance with Rule 14d-11 promulgated under the Exchange Act if all of the conditions of the Offer, including the Minimum Tender Condition, are satisfied or have been waived at the time the Offer is scheduled to expire.

If at the time the Offer is scheduled to expire, any Offer condition is not satisfied or waived by Parent, the Company may require us to extend the Offer for a period of time reasonably calculated to cause the condition to be satisfied. However, in no event shall we be required to extend the Offer beyond April 1, 2007 (or May 30, 2007, if the extension is due to the failure of the HSR Condition or the existence of a temporary restraining order, preliminary injunction or other legal restraint that has the effect of preventing the consummation of the Offer or Merger).

The per Share price of $16.55 includes an amount, on a per share basis, approximately equal to the $35.4 million of anticipated proceeds from the Company’s sale of the MBO Businesses, without deduction for transaction costs. If the Company sells the MBO Businesses for a greater amount, Parent has agreed to increase the Offer Price by 61.7% of the amount, if any, on a per Share basis, by which the proceeds received by the Company for the MBO Businesses, net of any escrow established to satisfy post-closing indemnity obligations, exceeds $35.4 million. The 38.3% deduction approximates the adverse tax consequences to Parent resulting from the higher price of the MBO Businesses. If there is an increase in the Offer Price for this or any other reason, Purchaser will amend the Offer and hold the Offer open for at least 10 business days from the date of the increase. If the Offer would have expired prior to such 10 business days, it will be extended so that it is open for at least 10 days from the date of the increase.

UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, WHETHER OR NOT THE OFFER IS EXTENDED.

Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified in Exhibit A to the Merger Agreement and described in “The Tender Offer — Section 12 — Certain Conditions of the Offer,” and (iii) to amend the Offer or to waive any conditions to the Offer (except the Minimum Tender Condition and the HSR Condition) in any respect consistent with the Merger Agreement, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof.

Extension of Offer.  Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension is to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (in accordance with Rule 14e-1(d) under the Exchange Act). Subject to applicable law (including Rules 14d-4(d)(1) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such changes and disclosed in additional tender offer materials, respectively) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release on a national newswire service.

Subsequent Period.  Subject to the applicable rules and regulations of the SEC, Purchaser may elect to provide a “subsequent offering period” after Purchaser has purchased Shares tendered during the Offer of not more than 20 business days in the aggregate (the “Subsequent Period”) if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered and not withdrawn prior to the Expiration Date. SHARES TENDERED DURING A SUBSEQUENT PERIOD MAY NOT BE WITHDRAWN. See “The Tender Offer — Section 4 — Withdrawal

Rights.” Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Period. Any election by Purchaser to include a Subsequent Period may be effected by Purchaser giving oral or written notice of the Subsequent Period to the Depositary. If Purchaser decides to include a Subsequent Period, it will make an announcement to that effect by issuing a press release to a national newswire service on the next business day after the Expiration Date.

For purposes of the Offer, a “business day” means any day on which the principal offices of the SEC in Washington, D.C., are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer or if we are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment of Shares) for Shares or we are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to withdrawal rights as described in “The Tender Offer — Section 4 — Withdrawal Rights.” However, our ability to delay the payment for Shares we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer.

Consequences of Material Changes in the Offer.  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer and promptly disseminate such material change or waiver to Stockholders in a manner reasonably designed to inform them of such material change or waiver and in additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to Stockholders.

Mailing of the Offer.  The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. The Schedule 14D-9 of the Company is being mailed with this Offer to Purchase.

SECTION 2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR THE SHARES

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase by accepting for payment and paying for all Shares validly tendered and not withdrawn (as permitted by “The Tender Offer — Section 4 — Withdrawal Rights”) as soon as practicable, but no later than two business days after the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the SEC and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable laws. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date” and “The Tender Offer — Section 13 — Certain Legal Matters and Regulatory Approvals.” If Purchaser decides to provide a Subsequent Period, Purchaser will accept for payment and promptly pay for all validly tendered Shares as they are received during the Subsequent Period. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

In all cases (including during any Subsequent Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares,” (ii) the Letter of Transmittal, properly completed and duly executed (or a facsimile thereof), with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as defined below) and (iii) any other documents required under the Letter of Transmittal. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering Stockholders whose Shares have been accepted for payment.

UNDER NO CIRCUMSTANCES WILL PURCHASER PAY INTEREST ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

Upon the deposit of all required funds with the Depositary for the purpose of making payments in full to Stockholders who tender their Shares in the Offer, Purchaser’s obligation to make such payment shall be satisfied and Stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes with respect to the transfer and sale of Shares to Purchaser pursuant to the Offer, except as otherwise provided in Instruction 6 to the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

If Purchaser is delayed in its acceptance for payment of, or payment for, Shares that are tendered in the Offer, or is unable to accept for payment, or pay for, Shares that are tendered in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Purchaser, retain Shares that are tendered in the Offer, and such Shares may not be withdrawn except to the extent that Stockholders tendering such Shares are entitled to do so as described in “The Tender Offer — Section 4 — Withdrawal Rights” of this Offer to Purchase.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by Book-Entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares,” such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

IF PRIOR TO THE EXPIRATION DATE, WE INCREASE THE PRICE OFFERED TO HOLDERS OF SHARES IN THE OFFER, WE WILL PAY THE INCREASED PRICE TO ALL HOLDERS OF SHARES THAT ARE PURCHASED IN THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO THE INCREASE IN PRICE.

If we provide a Subsequent Period following the Offer, we will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Period.

SECTION 3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING THE SHARES

Valid Tender of Shares.  In order for a holder of Shares to validly tender Shares pursuant to the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message), in each case prior to the Expiration Date or the expiration of the Subsequent Period, if any, or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the Subsequent Period, if any, or the tendering Stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees.  Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Brokerage Fees.  Tendering Stockholders whose Shares are registered in their own name and who tender directly to the Depositary, will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as otherwise provided in Instruction 6 to the Letter of Transmittal for the Offer, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering Shares in the Offer.

Guaranteed Delivery.  If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder’s Share Certificates evidencing such Shares are not immediately available or such Stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such Stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that, all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form enclosed with this Offer to Purchase, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed (or a facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal are received by the Depositary within two NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. For the purpose of the foregoing, a trading day is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery described above may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery specified above may not be used during any Subsequent Period.

In all cases (including during any Subsequent Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal. Under no circumstances will we pay interest on the purchase price of the Shares, regardless of any extension of the Offer or any delay in mailing such payment.

Determination of Validity.  ALL QUESTIONS AS TO THE FORM OF DOCUMENTS AND THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF SHARES WILL BE DETERMINED BY PURCHASER, IN ITS SOLE DISCRETION, WHICH DETERMINATION SHALL BE FINAL AND BINDING ON ALL PARTIES. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law and the Merger Agreement or any defect or irregularity in the tender of any Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other Stockholders. NO TENDER OF SHARES WILL BE DEEMED TO HAVE BEEN VALIDLY MADE UNTIL ALL DEFECTS OR IRREGULARITIES HAVE BEEN CURED OR WAIVED. NONE OF PURCHASER, PARENT OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNS, THE DEPOSITARY, THE INFORMATION AGENT, THE COMPANY OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN TENDERS OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering Stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering Stockholder’s representation and warranty to Purchaser that (i) such Stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing the Letter of Transmittal enclosed with this Offer to Purchase (or a facsimile copy thereof), or through delivery of an Agent’s Message, a tendering Stockholder irrevocably appoints designees of Purchaser as such Stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Stockholder’s rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such Stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such Stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Purchaser’s designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they in their sole discretion may deem proper at any annual or special meeting of the holders of Shares or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

BACKUP WITHHOLDING.  UNDER THE “BACKUP WITHHOLDING” PROVISIONS OF U.S. FEDERAL INCOME TAX LAW, THE DEPOSITARY MAY BE REQUIRED TO WITHHOLD AND PAY TO THE INTERNAL REVENUE SERVICE A PORTION OF ANY PAYMENT MADE PURSUANT TO THE OFFER. IN ORDER TO AVOID BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO IS A U.S. CITIZEN OR U.S. RESIDENT ALIEN MUST, UNLESS AN EXEMPTION APPLIES, PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER’S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL (IN THE CASE OF U.S. STOCKHOLDERS) OR IRS FORM W-8 OR A SUITABLE SUBSTITUTE FORM (IN THE CASE OF NON-U.S. STOCKHOLDERS). SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

SECTION 4.  WITHDRAWAL RIGHTS

Any tender of Shares made pursuant to the Offer may be withdrawn at any time prior to acceptance for payment by the Purchaser. Once Shares are accepted for payment, such Shares may no longer be withdrawn. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as described in this Section. However, our ability to delay payment for Shares that we have accepted for payment is limited by the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser provides for a Subsequent Period, Shares tendered during the Subsequent Period may not be withdrawn because they will be accepted for payment immediately upon tender by the Stockholders. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY PURCHASER, IN ITS SOLE DISCRETION, WHOSE DETERMINATION WILL BE FINAL AND BINDING. NONE OF PURCHASER, PARENT OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNS, THE DEPOSITARY, THE INFORMATION AGENT, THE COMPANY OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE ANY NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

Withdrawals of Shares May Not Be Rescinded.  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during any Subsequent Period) by following one of the procedures described in “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares” (except Shares may not be re-tendered using the procedures for guaranteed delivery during any Subsequent Period).

THE METHOD OF DELIVERY OF ANY NOTICE OF WITHDRAWAL IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY OF ANY NOTICE OF WITHDRAWAL WILL BE MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY.

SECTION 5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material United States federal income tax consequences of the Offer and the Merger to Stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code’’), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to Stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any Stockholder of the Company who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each Stockholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the

Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax, and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a Stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the Stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a Stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A Stockholder whose Shares are purchased in the Offer or exchanged pursuant to the Merger may be subject to backup withholding at the rate of 28% unless certain information is provided to the Depositary (or to the paying agent if the Shares are exchanged pursuant to the Merger) or an exemption applies. Any amounts required to be withheld under the backup withholding rules are not an additional tax and may be refunded or credited against a stockholder’s federal income tax liability if the required information is furnished to the Internal Revenue Service. See “The Tender Offer — Section 3 — Procedures for Accepting the Offer and Tendering the Shares” for a discussion of the backup withholding rules in connection with the Offer.

SECTION 6.  PRICE RANGE OF THE SHARES; DIVIDENDS

The Company Common Stock has been listed and traded on the New York Stock Exchange under the symbol “CLK” since June 9, 2003. From March 7, 2002, through June 8, 2003, the Company Common Stock was traded on the New York Stock Exchange under the symbol “CBC.” Prior to that, the Company Common Stock was traded on the NASDAQ National Market under the symbol “CLKB.”

The following table sets forth, for each of the periods indicated, the high and low sales price per share of the Company Common Stock on the New York Stock Exchange as reported in published financial sources.

	High	Low

Year ended December 31, 2006
First Quarter	$14.25	$10.40
Second Quarter	$14.28	$11.16
Third Quarter	$13.30	$10.39
Fourth Quarter (through December 11, 2006)	$17.25	$10.43

Year ended December 31, 2005
First Quarter	$18.31	$12.19
Second Quarter	$17.05	$12.80
Third Quarter	$16.83	$13.79
Fourth Quarter	$16.63	$12.67

Year ended December 31, 2004
First Quarter	$20.70	$16.47
Second Quarter	$20.30	$16.51
Third Quarter	$18.83	$12.41
Fourth Quarter	$16.65	$12.91

On November 1, 2006, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Company Common Stock on the New York Stock Exchange was $12.50 per share. On December 11, 2006, the last reported sales price of the Company Common Stock on the New York Stock Exchange was $16.50 per share. Stockholders are urged to obtain a current market quotation for the Company Common Stock.

According to the Company’s Form 10-K for Fiscal Year 2005, the Company paid a dividend of $0.06 per share on April 1, July 1, and October 1, 2005, and January 1, April 1, July 1, and October 1, 2006, to all stockholders of record as of March 1, June 1, September 1, and December 1, 2005, and March 1, June 1 and September 1, 2006, respectively. In addition, the Company’s board has declared a dividend payable on January 1, 2007 to holders of record on December 1, 2006. If we acquire control of the Company, we do not intend to pay dividends.

The Merger Agreement prohibits the Company from declaring, setting aside or paying any dividends on any of its capital stock, other than dividends by a direct or indirect wholly-owned subsidiary of the Company to its parent, during the period from the date of the Merger Agreement until the earliest to occur of the date of termination of the Merger Agreement, the Control Date (as defined in the Merger Agreement) or the Effective Time, except as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or as specifically contemplated by the Merger Agreement, or as required by law or as specifically contemplated by the MBO Agreement. Clark Consulting’s credit facility permits the Company to declare and pay cash dividends so long as Clark Consulting continues to be in compliance with its financial covenants after the payment of such dividends.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

SECTION 7.	CERTAIN INFORMATION CONCERNING THE COMPANY

Except as otherwise set forth in this Offer to Purchase, certain information concerning the Company contained in this Offer to Purchase, including any financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

General.  The Company is a Delaware corporation with its principal executive offices located at 102 S. Wynstone Park Drive, North Barrington, Illinois 60010. The Company’s telephone number is (847) 304-5800.

The Company’s Products and Services.  The Company provides executive compensation and benefit consulting services as well as evaluates, designs, implements, and administers a diverse array of compensation and benefit programs for executives, key employees, and other professionals. Typically, in selling, designing, and implementing executive compensation and benefit programs, the Company:

•	evaluates a client’s existing compensation and benefit programs and the effectiveness of those programs in meeting that client’s organizational needs;

•	designs or improve the compensation and benefit programs;

•	compares financing alternatives for the programs and present the financial strengths of each to the client;

•	arranges for the placement of the insurance coverage or other instruments which will finance the underlying programs; and

•	provides the enrollment, reporting, and ongoing administrative services associated with the programs.

Most of the Company’s benefit programs are financed by business-owned life insurance and other financial products. Business-owned life insurance refers to life insurance policies purchased and owned by a business on the lives of a select group of employees. The business pays the premiums on, and is the owner and beneficiary of, such policies. Business-owned life insurance programs are used primarily to offset a client’s cost of providing executive benefits and to supplement and secure benefits for executives, key employees, and other professionals. The cash flow characteristics of business-owned life insurance policies are designed to closely match the long-term cash flow requirements of a client’s employee benefit liabilities. Additionally, the cash value of the business-owned life insurance policies grows on a tax-deferred basis and the policies’ death benefits are received tax free, providing an attractive return to the client.

The Company maintains strategic relationships with various insurance companies, including AEGON insurance subsidiaries, AXA, Great-West Life, Mass Mutual, New York Life, ING, Prudential, Clarica, and West Coast Life, in which both parties are committed to developing and delivering creative products with high client value. The Company works closely with clients to design customized products that meet the specific organizational needs of the client and with insurance companies to develop unique policy features and competitive pricing.

Selected Financial Data

The selected consolidated financial data presented below, as of or for the years ended December 31, 2005 and 2004, are derived from the audited historical financial statements of the Company. The selected financial data presented below, as of or for the nine-month periods ended September 30, 2006 and 2005, are derived from unaudited consolidated financial statements of the Company. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the period ended September 30, 2006. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below under “— Available Information.”

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)
	(In thousands except per share amounts)

Operating Results Information
Total Revenue	$200,318	$196,300	$273,806	$315,582
Operating Expenses:
Commissions and fees	41,456	38,942	53,024	74,292
Other operating expenses	142,540	137,077	183,693	188,352
Operating Income	16,322	20,281	37,089	52,938
Net Income	263	4,131	10,609	18,160
Basic earnings per share	0.01	0.23	0.59	0.98
Diluted earnings per share	0.01	0.22	0.58	0.97
Cash dividends:
Paid	0.18	0.12	0.18	—
Declared	0.18	0.18	0.24	—
Balance Sheet Data (at end of period)
Total current assets	51,379	51,072	57,141	84,313
Total non-current assets	619,483	610,324	617,372	616,980
Total current liabilities	63,120	43,319	66,978	75,226
Non-current liabilities:
Trust preferred debt	45,000	45,000	45,000	45,000
Long-term debt	240,838	259,214	240,294	264,622
Other non-current liabilities	51,481	48,719	52,223	42,259

Available Information.  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the holders of Shares and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities maintained by the SEC at 100 F Street NE, Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street NE, Room 1580, Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

Purchaser has no knowledge that any of the selected financial information set forth above or the information contained in other materials filed with the SEC is untrue, or of any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information.

SECTION 8.  CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

General.  Purchaser is a newly incorporated Delaware corporation organized by Parent in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499 and its telephone number is (319) 355-8511. Purchaser is a wholly-owned subsidiary of Parent.

Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. All outstanding shares of capital stock of Purchaser are owned by Parent.

Parent is a Maryland corporation whose principal offices are located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499 and whose telephone number is (319) 355-8511. Parent is wholly-owned by AEGON USA, and AEGON USA is indirectly wholly-owned by AEGON NV, the ultimate parent company of Purchaser, Parent and AEGON USA. AEGON NV is a multi-national insurance organization headquartered in The Netherlands, and through its affiliates, is focused on the business of life insurance, pensions, and savings and investment products. Its three major markets are the United States, The Netherlands and the United Kingdom. In the United States, its primary subsidiaries are Life Investors Insurance Company of America, Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Transamerica Occidental Life Insurance Company, Monumental Life Insurance Company, Peoples Benefit Life Insurance Company, Stonebridge Life Insurance Company, Veterans Life Insurance Company and Western Reserve Life Assurance Co. of Ohio. Parent serves as a holding company for various affiliated companies of AEGON NV, and part of the core business of Parent and its subsidiaries is the sale of corporate-owned life insurance and bank-owned life insurance.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of the AEGON Group and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of the AEGON Group or, to the best knowledge of such corporations, any of the persons listed on Schedule I to this Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Interest in Securities of the Company.  Except as described in this Offer to Purchase, (i) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Tender Agreements and this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Except as set forth in this Offer to Purchase, during the past two years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, during the past two years, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

SECTION 9.  SOURCE AND AMOUNT OF FUNDS

We will need approximately $259.6 million to purchase all outstanding Shares of the Company Common Stock not owned by us pursuant to the Offer and the Merger to cash out outstanding stock options in the Merger and to pay related fees and expenses. Parent has obtained a commitment from its ultimate parent company, to provide the necessary funds for capital contribution from its available cash and working capital. Parent has available to it sufficient funds to close the Offer and the Merger, and will cause Purchaser to have sufficient funds available to close the Offer and the Merger. The Offer is not subject to any financing condition.

The funds to be used to purchase the MBO Businesses are expected to come from equity capital contributions from members of the MBO Purchaser totaling $15 million and a $30 million bank credit facility. Mr. Wamberg, who is presently the sole member of the MBO Purchaser, has received a non-binding term sheet from JP Morgan Chase Bank, N.A. summarizing proposed terms of a credit facility that includes a five-year senior secured term loan of approximately $20 million for the purchase of the MBO Businesses, and a three-year $10 million senior secured revolving working capital line of credit. Amounts outstanding under these facilities are to bear interest, at the borrower’s option, at a rate equal to the JP Morgan Chase prime rate or LIBOR plus 1.75%, payable at least quarterly. The loans are contingent on the MBO Purchaser satisfying a number of conditions, including, but not limited to, obtaining at least $15 million in equity contributions. If the credit facility does not close or the equity contributions are not made, Mr. Wamberg, as a joint obligor to the MBO Agreement, has personally agreed to provide all funds required to consummate the transactions contemplated by the MBO Agreement. Mr. Wamberg has provided the Company a $500,000 non-refundable security deposit to secure his obligations under the MBO Agreement.

SECTION 10.  CERTAIN EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Parent intends to cause the delisting of the Shares by the NYSE following consummation of the Merger and may seek to cause such delisting following consummation of the Offer.

NYSE Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE after the consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE (or any other national exchange on which the Shares are listed) for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported on such market. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Margin Regulations.  The Shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

SECTION 11.  DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that the Company shall not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent, (i) declare, set aside or pay any dividends on or make any other distributions on shares of its capital stock, other than dividends payable by any wholly-owned subsidiary of the Company or to its parent, (ii) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, or (iv) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, voting securities or convertible securities or any stock appreciation rights or other rights that are linked to the price of the Shares (other than the issuance of Shares upon the exercise of Company Stock Options). See “Special Factors — Section 12 — The Merger Agreement and Related Agreements — Covenants.” The Company’s board has declared a dividend payable on January 1, 2007 to holders of record on December 1, 2006. See “The Tender Offer — Section 6 — Price Range of the Shares; Dividends.”

SECTION 12.  CERTAIN CONDITIONS OF THE OFFER

The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions. The following summary does not purport to be a complete description of the conditions to the Offer contained in the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 2 of Amendment No. 1 to the Schedule 13D of Parent and certain of its affiliates filed on November 3, 2006, and the amendment to the Merger Agreement, a copy of which has been filed as Exhibit 1 of Amendment No. 2 to the Schedule 13D of Parent and certain of its affiliates filed on December 13, 2006, both of which are incorporated in this Offer to Purchase by reference. The Merger Agreement and amendment to the Merger Agreement may be examined, and copies obtained, by following the procedures described in “The Tender Offer — Section 7 — Certain Information Concerning the Company” of this Offer to Purchase.

Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, may postpone the acceptance for payment of Shares tendered pursuant to the Offer, and may terminate the Offer (in each case in accordance with the Agreement), unless (i) the Minimum Tender Condition has been satisfied by the expiration of the Offer, and (ii) any requisite waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer or the Merger has expired. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to consummate the Offer or accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of the Company if, immediately prior to the applicable expiration of the Offer, any of the following conditions exist:

(a) there is pending any suit, action or proceeding by any Person or by any Governmental Entity, in either case having a reasonable likelihood of success, or any suit, action or proceeding threatened by any Governmental Entity (i) challenging the acquisition by Parent or Purchaser of any Shares, seeking to restrain or prohibit consummation of the Offer or the Merger, or seeking to place material limitations on the ownership of Shares by Parent or Purchaser, (ii) seeking to prohibit or limit the ownership or operation by the Company or Parent and their respective subsidiaries of any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, or to compel the Company or Parent and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or Tender Agreements, or (iii) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company or Parent and their respective Subsidiaries taken as a whole;

(b) any temporary restraining order, preliminary or permanent injunction or other order or decree is issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the Offer or the Merger is in effect;

(c) except as set forth in the Merger Agreement, since the date of the Merger Agreement, there has been any Material Adverse Effect (as defined in the Merger Agreement);

(d) the representations and warranties of the Company contained in the Merger Agreement, disregarding all qualifications and exceptions contained in the Merger Agreement relating to materiality or Material Adverse Effect (as defined in the Merger Agreement), is not true and correct as of the date of this Merger Agreement and as of the Acceptance Date with the same effect as though made as of the Acceptance Date (except that the accuracy of the representations and warranties that by their terms speak as of a specified date will be determined only as of such date), except in each of the above cases, where the failure of such representations and warranties to be true and correct, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement);

(e) the Company has failed to perform in any material respect any obligation required to be performed by it under the Merger Agreement at or prior to the Acceptance Date;

(f) Parent and the Company have not obtained (i) all material consents, approvals, authorizations, qualifications and orders of all Governmental Entities legally required in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, and (ii) all other consents, approvals, authorizations, qualifications and orders of Governmental Entities or third parties required in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, except in the case of this clause (ii) for those the failure of which to be obtained, individually and in the aggregate would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement);

(g) the MBO Certifications and financing commitment for the financing of the purchase of the MBO Businesses have not been delivered to Parent; See “Special Factors — Section 12 — The Merger Agreement and Related Agreements”; or

(h) the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions (other than with respect to the Minimum Tender Condition in clause (i) and the HSR Condition in clause (ii) of the second paragraph of this Section 12) are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The Minimum Tender Condition and the HSR Condition may not be waived. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Acceptance Date.

A public announcement will be made of a material change in, or waiver of, such conditions to the extent required under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

SECTION 13.  CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

General.  Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions between representatives of Parent with representatives of the Company during Parent’s investigation of the Company (see “Special Factors — Section 1 — Background of the Offer”), neither Purchaser nor Parent is aware of (i) any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental entity which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser’s current intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser’s right to decline to purchase Shares if any of the conditions described in “The Tender Offer — Section 12 — Certain Conditions of the Offer” shall have occurred). However, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section. See “The Tender Offer — Section 12 — Certain Conditions of the Offer” for certain conditions of the Offer.

Delaware Law.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On October 31, 2006, prior to the execution of the Merger Agreement and the Tender Agreements, the Company’s board of the directors by unanimous vote of all directors present at a meeting held on such date, approved the Merger Agreement and the Tender Agreements and determined that each of the Offer and the Merger is advisable and fair to, and in the best interests of, the Company and the Stockholders. Accordingly, Section 203 of the DGCL is inapplicable to the Offer, the Merger and the Tender Agreements.

State Takeover Statutes.  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See “The Tender Offer — Section 12 — Certain Conditions of the Offer.”

United States Antitrust Clearance.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for the Shares.”

On November 28, 2006, Parent filed a Premerger Notification and Report Form under the HSR Act in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on December 13, 2006, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “The Tender Offer — Section 4 — Withdrawal Rights.” It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date” and “The Tender Offer — Section 12 — Certain Conditions of the Offer.”

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries.

Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Purchaser and Parent believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See “The Tender Offer — Section 12 — Certain Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation.

Litigation.  On November 3, 2006, Call4U, Ltd. filed a complaint in the Court of Chancery of the State of Delaware, New Castle County (the “Court”) against AEGON NV, the Company, James M. Benson, George D. Dalton, Kenneth A. Guenther, Richard C. Lappin, Robert E. Long, Jr., Randolph A. Pohlman, Thomas M. Pyra, L. William Seidman and Tom Wamberg (collectively, the “Defendants”). The action was brought individually and as a class action on behalf of all holders of the Shares and their successors in interest, except the Defendants and their affiliates. The complaint alleges, among other matters, that the Defendants breached their fiduciary duties to holders of the Shares by pursuing a course of conduct that is designed to enrich the Defendants at the expense of the holders of the Shares. The complaint seeks, among other matters, to enjoin the Offer and the Merger and in the event that the Offer and the Merger are consummated prior to the entry of the Court’s final judgment, to rescind the Offer and the Merger or award rescissory damages.

On November 9, 2006, Gustaaf Baart filed a complaint in the Court against the Defendants and Clark Wamberg LLC (“Clark Wamberg”). The action was brought individually and as a class action on behalf of all holders of the Shares or their successors in interest, except the Defendants, Clark Wamberg and their affiliates. The complaint alleges, among other matters, that the Defendants and Clark Wamberg breached their fiduciary duties to holders of the Shares by carrying out a preconceived plan and scheme to protect and advance their own interests at the expense of the holders of the Shares. The complaint seeks, among other matters, to enjoin the Offer and the Merger and in the event that the Offer and the Merger are consummated prior to the Court’s entry of judgment, to rescind the Offer and the Merger or award rescissory damages.

The absence of any Legal Restraints that have the effect of preventing the consummation of the Merger is a condition to any party’s obligation to effect the Merger.

SECTION 14.  FEES AND EXPENSES

Purchaser and Parent have retained Georgeson Shareholder Communications Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

The estimated fees and expenses incurred or estimated to be incurred by Parent and Purchaser in connection with the Offer and Merger are as follows:

SEC filing fees	$30,153
HSR filing fees*	125,000
Legal fees and expenses	550,000
Depositary fees and expenses	37,000
Information Agent fees and expenses	138,000
Printing fees and expenses	10,000

Total	$890,153

*	The HSR filing fee shall be paid one-half by Parent and one-half by the Company.

Except as described above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to this Offer to Purchase. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

SECTION 15.  MISCELLANEOUS

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Parent and Purchaser may take such action as they may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser and Parent have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in “The Tender Offer — Section 7 — Certain Information Concerning the Company.”

AUSA MERGER SUB, INC.
AUSA HOLDING COMPANY
AEGON USA, INC.
AEGON N.V.

Dated: December 13, 2006

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS
AND EXECUTIVE OFFICERS OF THE AEGON GROUP

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The following table sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each director and executive officer of AUSA Holding Company. Unless otherwise indicated, the current business address and telephone number of each person is c/o AUSA Holding Company, 4333 Edgewood Road NE, Cedar Rapids, IA 52499, (319) 355-8511. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to employment with AUSA Holding Company.

Present Principal Occupation or
Employment; Material Positions Held During
Name and Business Address	the Past Five Years(1)

Arthur C. Schneider Director since May 31, 2002	Arthur C. Schneider joined AEGON USA, an affiliate of AUSA Holding Company, as Chief Tax Officer and Senior Vice President in September, 2000. Prior to joining AEGON USA, he was a Partner of KPMG, LLP from 1976 to 2000.
Brenda K. Clancy Director since May 1, 1998 Treasurer since July 1, 1996	Brenda K. Clancy has served as Executive Vice President and Chief Operating Officer of AEGON USA, an affiliate of AUSA Holding Company, since 2005. Prior to that she served as a Senior Vice President, Information & Finance and Treasurer from 1997 to 2005.
Craig D. Vermie Director since July 1, 1996 General Counsel since May 31, 2002 Secretary since May 1, 1992	Craig D. Vermie has served as Senior Vice President, General Counsel and Secretary of AEGON USA, an affiliate of AUSA Holding Company, since 2005. Prior to that he served as Vice President, General Counsel and Secretary from 1997 to 2005.
James A. Beardsworth President since May 31, 2002	James A. Beardsworth has served as Senior Vice President-Business Development and Treasurer of AEGON USA, an affiliate of AUSA Holding Company, since 2005. Prior to that he served as Vice President and Corporate Controller from 1997 to 2005.

(1)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as otherwise indicated.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The following table sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each director and executive officer of AUSA Merger Sub, Inc. Unless otherwise indicated, the current business address and telephone number of each person is c/o AUSA Merger Sub, Inc., 4333 Edgewood Road NE, Cedar Rapids, IA 52499, (319) 355-8511. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to that individual’s position with AUSA Merger Sub, Inc.

Present Principal Occupation or
Employment; Material Positions Held During
Name and Business Address	the Past Five Years(2)

James A. Beardsworth Director since October 31, 2006 President since October 31, 2006	James A. Beardsworth has served as Senior Vice President-Business Development and Treasurer of AEGON USA, an affiliate of AUSA Holding Company, since 2005. Prior to that he served as Vice President and Corporate Controller from 1997 to 2005.
Craig D. Vermie Director since October 31, 2006 Senior Vice President, General Counsel and Secretary since October 31, 2006	Craig D. Vermie has served as Senior Vice President, General Counsel and Secretary of AEGON USA, an affiliate of AUSA Holding Company, since 2005. Prior to that he served as Vice President, General Counsel and Secretary from 1997 to 2005.
Peter Gilman Director since October 31, 2006 Senior Vice President since October 31, 2006	Peter Gilman began working at an AEGON USA company in 1993 as the National Director of Advanced Sales for the Individual Division. Mr. Gilman founded the Extraordinary Markets group for AEGON USA in 1994. Mr. Gilman is now the President and Chief Executive Officer of Extraordinary Markets working to continue the development and growth of AEGON’s position in the Bank Owned Life Insurance and Corporate Owned Life Insurance marketplace.
Kenneth Turnquist Treasurer since October 31, 2006	Kenneth Turnquist is the Chief Financial Officer of Extraordinary Markets, a business unit of a subsidiary of AEGON USA. He is responsible for the pricing, financial reporting and asset liability management of that business. Mr. Turnquist joined AEGON in 1998 and has been with Extraordinary Markets since 1999. Prior to that, he was employed by Clarica Life Insurance Company as an actuary. Mr. Turnquist is a Fellow in the Society of Actuaries.

(2)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as otherwise indicated.

3.	DIRECTORS AND EXECUTIVE OFFICERS OF AEGON N.V.

The following table sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each director and executive officer of AEGON N.V. Unless otherwise indicated, the current business address and telephone number of each person is c/o AEGON N.V., AEGONplein 50, 2591 TV Den Haag, The Netherlands, +31 70 344 3210. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to that individual’s position with AEGON N.V.

The duties of the Supervisory Board, which currently has nine non-executive members, consist of the supervision of the Executive Board’s management and providing consultation and advice to the Executive Board. With the assistance of its four specialized committees, the Supervisory Board makes nominations to the Executive Board, deliberates and decides on compensation levels of Executive Board members and recommends terminations of the Executive Board when appropriate. The Supervisory Board also proposes to shareholders candidates for membership to its own body. Additionally, the members of the Board discuss quarterly results, accounting principles, dividends, AEGON’s capital position, internal control procedures as well as risk management. Together with the Executive Board, the Supervisory Board regularly reviews AEGON’s corporate strategy.

The Executive Board is responsible for the management of the company, as the company’s management is vested with the Executive Board. According to Dutch law, the Executive Board and each member of the Executive Board, individually, is authorized to represent the company. The Executive Board has to secure the long-term continuity and profitable growth of the AEGON organization as a whole, in the best interest of all its stakeholders; has to set clear goals and pursue an effective strategy; and, has to take decisive actions to make sure that qualified management and staff of the operating units are recruited, trained and provided with the necessary resources.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years(2)

Dudley G. Eustace Member of the Supervisor Board since 1997	Dudley G. Eustace — chairman (1936, British nationality) is chairman of Smith & Nephew plc (London, UK) and a retired vice-chairman of Royal Philips Electronics. He was appointed to AEGON’s Supervisory Board in 1997 and his current term will end in 2009. He is also a member of the Supervisory Boards of Royal KPN N.V. and Hagemeyer N.V. He is currently chairman of the Supervisory Board Nominating and Strategy Committees.
Irving W. Bailey, II Member of the Supervisory Board since 2004	Irving W. Bailey, II (1941, American nationality) is a senior advisor to Chrysalis Ventures. He is a retired chairman and CEO of Providian Corp., a former managing director of Chrysalis Ventures, and a former chairman of the Board of Directors of AEGON USA. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2008. He is also a member of the Board of Directors of Computer Sciences Corp., Hospira, Inc and president and member of the Board of Directors of IWB Investments, Inc. He is currently a member of the Supervisory Board Strategy Committee.
Shemaya Levy Member of the Supervisory Board since 2005	Shemaya Levy (1947, French nationality) is a retired executive vice-president and CFO of the Renault Group. He was appointed to AEGON’s Supervisory Board in 2005 and his current term will end in 2009. He is also a non-executive director of Nissan Motor Cy, Renault Finance, Renault Spain and the Safran Group, and a member of the Supervisory Boards of the Segula Technologies Group and TNT N.V. He is currently chairman of the Supervisory Board Audit Committee.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years(2)

Willem F.C. Stevens Member of the Supervisory Board since 1997	Willem F.C. Stevens (1938, Dutch nationality) is a retired partner/senior counsel of Baker & McKenzie and was a senator in the Dutch Parliament until June 2003. He was appointed to AEGON’s Supervisory Board in 1997 and his current term will end in 2009. He is also a member of the Supervisory Boards of N.V. Luchthaven Schiphol, TBI Holdings B.V., AZL N.V., Goedland N.V., and Ermenegildo Zegna International N.V. He is currently a member of the Supervisory Board Audit and Compensation Committees.
Peter R. Voser Member of the Supervisory Board since 2004	Peter R. Voser (1958, Swiss nationality) is chief financial officer of Royal Dutch Shell plc. Until 2004, he was Group CFO and a member of the Group Executive Committee of ABB (Asea Brown Boveri) Ltd. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2008. He is also a non-executive member of the Board of Directors of UBS in Switzerland. He is currently a member of the Supervisory Board Audit Committee.
O. John Olcay Member of the Supervisor Board since 1993	O. John Olcay (1936, American nationality) is vice-chairman and managing director of Fischer, Francis, Trees and Watts, Inc. (New York, USA). He was appointed to AEGON’s Supervisory Board in 1993 and his current term will end in 2008. He is also chairman of FFTW Funds Inc. in New York (USA), FFTW Funds Selection in Luxembourg and FFTW Funds in Dublin (Ireland). He is currently a member of the Supervisory Board Nominating and Strategy Committees.
René Dahan Member of the Supervisory Board since 2004	René Dahan (1941, Dutch nationality) is a retired executive vice-president and director of Exxon Mobil Corporation. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2008. He is also chairman of the Supervisory Board of Royal Ahold N.V., a member of the Supervisory Boards of TNT N.V. and VNU N.V., and a member of the International Advisory Board of the Guggenheim Group. He is currently chairman of the Supervisory Board Compensation Committee and a member of the Supervisory Board Nominating Committee.
Toni Rembe Member of the Supervisory Board since 2000	Toni Rembe (1936, American nationality) is a retired partner/senior counsel of Pillsbury Winthrop LLP (San Francisco, USA). She was appointed to AEGON’s Supervisory Board in 2000 and her current term will end in 2008. She is also a member of the Board of Directors of AT&T, Inc. (USA). She is currently a member of the Supervisory Board Audit Committee.
Kees J. Storm Member of the Supervisor Board since 2002	Kees J. Storm (1942, Dutch nationality) is a former chairman of the Executive Board of AEGON N.V. He was appointed to AEGON’s Supervisory Board in 2002 and his current term will end in 2006. He is also chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V., a member of the Supervisory Board of Pon Holdings B.V., and a member of the Board of Directors of InBev S.A. (Leuven, Belgium) and Baxter International Inc. (USA). He is currently a member of the Supervisory Board Strategy Committee.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years(2)

Leo M. van Wijk Member of the Supervisory Board since 2003	Leo M. van Wijk (1946, Dutch nationality) is president and CEO of KLM Royal Dutch Airlines N.V. and vice-chairman of Air France-KLM S.A. He was appointed to AEGON’s Supervisory Board in 2003 and his current term will end in 2007. He is also a member of the Supervisory Boards of Randstad Holding N.V. and Martinair, and a member of the Board of Directors of Northwest Airlines. He is currently a member of the Supervisory Board Compensation Committee.
Donald J. Shepard Member of the Executive Board since 1992	Donald J. Shepard (1946, American nationality) started his career with Life Investors in 1970. Serving in various management and executive functions with Life Investors, he became executive vice-president and COO in 1985, a position he held until AEGON consolidated its other United States operations with Life Investors to form AEGON USA in 1989. In 1992, he became a member of the Executive Board of AEGON N.V., and on April 18, 2002, he was appointed chairman of the Executive Board. Mr. Shepard is also a member of the Boards of Directors of Mercantile Bankshares Corp. and CSX Corporation.
Joseph B.M. Streppel Member of the Executive Board since 2000	Joseph B.M. Streppel (1949, Dutch nationality) started his career in 1973 at one of AEGON’s predecessors, occupying several treasury and investment positions. In 1986, he became CFO of FGH BANK, and in 1987 he joined the Executive Board of FGH BANK. In 1991, he became chairman and CEO of Labouchere and, in 1995, also chairman of FGH BANK. In 1998 he became CFO of AEGON N.V. Since May 2000, he has been a member of the Executive Board of AEGON N.V. Mr. Streppel is also a member of the Supervisory Boards of Royal KPN N.V. and Van Lanschot Bankiers N.V.
Johan G. van der Werf Member of the Executive Board since 2002	Johan G. van der Werf (1952, Dutch nationality) started his career in 1973 as an officer in the Merchant Marine. In 1982 he joined one of the predecessors of AEGON as a sales manager. From 1987 to 1992 he was chairman of the management board of Spaarbeleg and, in 1992, he became a member of the management board of AEGON The Netherlands. Since April 2002, he has been a member of the Executive Board of AEGON N.V. and CEO of AEGON The Netherlands. Mr. Van der Werf is also a member of the Supervisory Board of Delta Public Utilities N.V.
Alexander R. Wynaendts Member of the Executive Board since 2003	Alexander R. Wynaendts (1960, Dutch nationality) started his career with ABN AMRO in 1984 and had several assignments in asset management (Amsterdam) and corporate finance (London). In 1997, he joined AEGON’s Group Business Development department and was promoted to executive vice-president and head of Group Business Development in May 1998. In 2003, he was appointed a member of the Executive Board of AEGON N.V.

(2)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as otherwise indicated.

3.	DIRECTORS AND EXECUTIVE OFFICERS OF AEGON USA, INC.

The following table sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each director and executive officer of AEGON USA, Inc. Unless otherwise indicated, the current business address and telephone number of each person is c/o AEGON USA, Inc., 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, (319) 355-8511. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to that individual’s position with AEGON USA, Inc.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years(2)

Patrick S. Baird Director since May 29, 2002 Chairman of the Board President Chief Executive Officer	Patrick S. Baird has served as the President and Chief Executive Officer of AEGON USA, Inc., an affiliate of AUSA Holding Company, since April, 2002. Prior to that he served as the Executive Vice President and Chief Operating Officer from 1996 to April, 2002; Executive Vice President and Chief Financial Officer from 1995 to 1996 and Senior Vice President and Chief Financial Officer from 1994 to 1995.
James A. Beardsworth Director since May 29, 2002 Treasurer Senior Vice President-Corporate Development	James A. Beardsworth has served as Senior Vice President-Business Development and Treasurer of AEGON USA, Inc., an affiliate of AUSA Holding Company, since 2005. Prior to that he served as Vice President and Corporate Controller from 1997 to 2005.
Brenda K. Clancy Chief Operating Officer Executive Vice President	Brenda K. Clancy has served as Executive Vice President and Chief Operating Officer of AEGON USA, Inc., an affiliate of AUSA Holding Company, since 2005. Prior to that she served as a Senior Vice President, Information & Finance and Treasurer from 1997 to 2005.
Craig D. Vermie Senior Vice President Secretary General Counsel	Craig D. Vermie has served as Senior Vice President, General Counsel and Secretary of AEGON USA, Inc, an affiliate of AUSA Holding Company, since 2005. Prior to that he served as Vice President, General Counsel and Secretary from 1997 to 2005.

(2)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as otherwise indicated.

SCHEDULE II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW — APPRAISAL RIGHTS

Section 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Delivery:
(For Eligible Institutions Only)
Computershare Trust	(617) 360-6810	Computershare Trust
Company, N.A		Company, N.A.
Attn: Corporate Actions	Confirm Receipt of Facsimile by	Attn: Corporate Actions
P.O. Box 43014	Telephone Only:	250 Royall Street
Providence, RI 02940-3014	(781) 575-2332	Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent, at the address and telephone numbers as set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials, may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, New York 10004
BANKS AND BROKERS CALL COLLECT: (212) 440-9800
ALL OTHERS CALL TOLL FREE: (866) 425-7972